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Filed Pursuant to Rule 424(b)(1)
Registration Number: 333-117379

$700,000,000
Offer to Exchange
$300,000,000 4.95% Notes due 2009
and
$400,000,000 5.90% Notes due 2014,
which have been registered under the Securities Act of 1933, for any and all outstanding
$300,000,000 4.95% Notes due 2009
and
$400,000,000 5.90% Notes due 2014,
which have not been registered under the Securities Act of 1933 of

Hospira, Inc.

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  The exchange offer expires at 5:00 p.m., New York City time, on August 20, 2004, unless extended.

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  All outstanding old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged.

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  We will not receive any proceeds from the exchange offer.

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  The terms of the new notes to be issued are substantially identical to your old notes, except that the new notes will not have transfer restrictions, and you will not have registration rights.

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  There is no established trading market for the new notes, and we do not intend to apply for listing of the new notes on any securities exchange.

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  All broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act of 1933. See "Plan of Distribution."

For a discussion of important factors that you should consider before you participate in the exchange offer, see "Risk Factors" beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 23, 2004.

IMPORTANT NOTICE TO READERS

        You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information in this prospectus is accurate as of the date on the front cover. Our business, financial condition, results of operations and prospects may have changed since that date and may change again.

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SUMMARY

        This summary contains basic information about this exchange offer. This summary does not contain all of the information that may be important to you in deciding whether to participate in the exchange offer. We encourage you to read the entire prospectus, including the information described under the heading "Risk Factors," before you participate in this exchange offer. As used in this prospectus, the terms "Hospira," "the company," "we," "our" and "us" refer to Hospira, Inc. and its subsidiaries as a combined entity, except in the discussion under the heading "Description of the Notes" and in other places where it is clear that the terms mean only Hospira, Inc.

        In this prospectus we describe our business as if it were our business for all historical periods described. Our business was contributed to us by Abbott Laboratories as part of the spin-off of its core hospital products business. The distribution of our common stock to Abbott shareholders as part of the spin-off occurred on April 30, 2004, which we refer to as the distribution date. We had not independently conducted any operations prior to the spin-off. References in this document to the historical assets, liabilities, products, businesses or activities of us or our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the contributed business as it was conducted as part of Abbott and its subsidiaries prior to the spin-off and as it has been conducted by us since April 30, 2004. Our historical financial results as part of Abbott contained herein do not reflect our financial results as an independent company or what our financial results would have been had we been an independent company during the periods presented.

Our Company

        We are a specialty pharmaceutical and medication delivery company that is focused on developing, manufacturing and marketing products that improve the safety and efficacy of patient care in the acute care setting. Our portfolio of products and services is organized into five major groups: specialty injectable pharmaceuticals; medication delivery systems; injectable pharmaceutical contract manufacturing services, international and other. Our products are used by hospitals, alternate site clinics, home healthcare providers and long-term care facilities, which we refer to collectively as the continuum of care. We supply our products and services to customers in nearly 70 countries through direct sales and distribution relationships. Annual sales for our business in 2003 were approximately $2.6 billion.

        Specialty injectable pharmaceuticals include generic injectable pharmaceutical products as well as proprietary injectable pharmaceuticals that are used in a specific patient population or therapeutic area. Novel drug delivery formulations and formats are key points of product differentiation for generic injectable pharmaceuticals. We are an industry leader in the United States for the manufacture and sale of generic injectable pharmaceuticals other than blood products. We believe we provide more drug delivery options than any of our direct competitors. Our products enhance safety, increase productivity and reduce waste for our customers.

        We are one of the top three companies in terms of sales in each of the subgroups we serve in the U.S. market for medication delivery systems. The medication delivery systems market consists of electronic drug delivery pumps, administration sets and accessories, and infusion therapy products that are used to deliver intravenous fluids and medications to patients who are being treated in a hospital or hospital-like setting.

        We are a leading provider of injectable pharmaceutical contract manufacturing services for formulation development, filling and finishing of injectable drugs in North America. Our injectable pharmaceutical contract manufacturing services group provides its services to numerous companies, including many of the largest global pharmaceutical and biotechnology companies.

        Our international group sells our products and services in nearly 70 countries outside the United States. We also sell critical care devices that are used to monitor cardiac functions in critically ill patients.

        We believe that our product expertise, size, breadth of product offerings, customer relationships and financial profile provide us with an excellent growth platform from which we can expand our business. Our strategy is to develop, manufacture and market products that improve the safety, efficacy and the overall cost of patient care. We are focused on meeting our customers' increasing needs for advanced medication management systems, innovative device technology and specialty injectable pharmaceutical products. To accomplish our strategy, we intend to invest in new product development, increase our operational efficiencies, expand global sales and pursue strategic opportunities.

        We employ approximately 14,000 people worldwide. Our products are manufactured around the world, including Canada, Costa Rica, Dominican Republic, Ireland, Italy and the United States. Our headquarters are located at 275 N. Field Drive, Lake Forest, Illinois 60045 and our telephone number is (224) 212-2000. We were incorporated in Delaware in September 2003.

Summary of the Exchange Offer

Old Notes	4.95% Notes due 2009 5.90% Notes due 2014
The old notes were issued in a transaction exempt from registration under the Securities Act of 1933 and are subject to transfer restrictions and entitled to registration rights.
New Notes	4.95% Notes due 2009 5.90% Notes due 2014
The issuance of the new notes has been registered under the Securities Act. The form and terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights provisions relating to the old notes do not apply to the new notes.
The Exchange Offer	We are offering to issue up to:
• $300 million of new 4.95% Notes due 2009 in exchange for the same principal amount of old 4.95% Notes due 2009, and
• $400 million of new 5.90% Notes due 2014 in exchange for the same principal amount of old 5.90% Notes due 2014, to satisfy our obligations under the registration rights agreement that we entered into when the old notes were issued in a transaction exempt from registration under the Securities Act.

Tenders, Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 20, 2004, unless extended in our sole and absolute discretion. By tendering your old notes, you represent that:
	•	you are not an "affiliate," as defined in Rule 405 under the Securities Act;
	•	any new notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;
	•	at the time of commencement of the exchange offer, neither you nor, to your knowledge, anyone receiving new notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes in violation of the Securities Act;
	•	if you are not a participating broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes, as defined in the Securities Act; and
	•	if you are a broker-dealer, you will receive the new notes for your own account in exchange for old notes that were acquired by you as a result of your market-making or other trading activities and that you will deliver a prospectus in connection with any resale of the new notes you receive. For further information regarding resales of the new notes by participating broker-dealers, see the discussion below under the heading "Plan of Distribution."
Withdrawal; Non-Acceptance	You may withdraw any old notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on August 20, 2004. If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company, which we sometimes refer to in this prospectus as DTC, any withdrawn or unaccepted old notes will be credited to the tendering holder's account at DTC. For further information regarding the withdrawal of tendered old notes, see the discussion below under the headings "The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes" and "The Exchange Offer—Withdrawal Rights."
Conditions to the Exchange Offer	We are not required to accept for exchange or to issue new notes in exchange for any old notes and we may terminate or amend the exchange offer if any of the following events occur prior to our acceptance of the old notes:

	•	the exchange offer violates any applicable law or applicable interpretation of the staff of the Securities and Exchange Commission;
	•	an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer;
	•	we do not receive all governmental approvals that we believe are necessary to consummate the exchange offer; or
	•	there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.
We may waive any of the above conditions in our reasonable discretion. All conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer. See the discussion below under the heading "The Exchange Offer—Conditions to the Exchange Offer" for more information regarding the conditions to the exchange offer.
Procedures for Tendering Old Notes	Unless you comply with the procedures described below under the heading "The Exchange Offer—Guaranteed Delivery Procedures," you must do one of the following on or prior to the expiration or termination of the exchange offer to participate in the exchange offer:
	•	tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to LaSalle Bank National Association, as exchange agent, at the address listed below under the heading "The Exchange Offer—Exchange Agent;" or
	•	tender your old notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent's message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, LaSalle Bank National Association, as exchange agent, must receive a confirmation of book-entry transfer of your old notes into the exchange agent's account at DTC prior to the expiration or termination of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent's message, see the discussion below under the heading "The Exchange Offer—Book-Entry Transfers."

Guaranteed Delivery Procedures	If you are a registered holder of old notes and wish to tender your old notes in the exchange offer, but
• the old notes are not immediately available;
• time will not permit your old notes or other required documents to reach the exchange agent before the expiration or termination of the exchange offer; or
• the procedure for book-entry transfer cannot be completed prior to the expiration or termination of the exchange offer;
then you may tender old notes by following the procedures described below under the heading "The Exchange Offer—Guaranteed Delivery Procedures."
Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name the old notes are registered.
Material United States Federal Income Tax Considerations	The exchange of the old notes for new notes in the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion below under the heading "Certain U.S. Federal Income Tax Considerations" for more information regarding the United States federal income tax consequences of the exchange offer to you. You should consult your own tax advisor as to the tax consequences of the exchange to you.
Use of Proceeds	We will not receive any cash proceeds from the exchange offer.
Exchange Agent	LaSalle Bank National Association is serving as the exchange agent in connection with the exchange offer. You can find the address and telephone number of the exchange agent below under the heading "The Exchange Offer—Exchange Agent."
Resales	Based on interpretations by the staff of the Securities and Exchange Commission, as set forth in no-action letters issued to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:
• you are acquiring the new notes in the ordinary course of your business;

	•	you are not a broker or dealer that purchased old notes from us to resell them in reliance on Rule 144A under the Securities Act or any other available exemption under the Securities Act;
	•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the new notes; and
	•	you are not an affiliate of ours.
If you are an affiliate of ours or are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the new notes:
	•	you cannot rely on the applicable interpretations of the staff of the Securities and Exchange Commission; and
	•	you must comply with the registration requirements of the Securities Act in connection with any resale transaction.
Each broker or dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer, resale, or other transfer of the new notes issued in the exchange offer, including information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes.
Furthermore, any broker-dealer that acquired any of its old notes directly from us must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.
Broker-Dealers	Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes which were received by such broker-dealer as a result of market-making activities or other trading activities. See the discussion below under the heading "Plan of Distribution" for more information.

Registration Rights	When we issued the old notes in June 2004, we entered into a registration rights agreement with the initial purchasers of the old notes. Under the terms of the registration rights agreement, we agreed to file with the Securities and Exchange Commission and cause to become effective a registration statement relating to an offer to exchange the old notes for the new notes.
A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Consequences of Not Exchanging Old Notes

        If you do not exchange your old notes in the exchange offer, you will continue to be subject to the transfer restrictions described in the legend on the certificate for your old notes. In general, you may offer or sell your old notes only:

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  if they are registered under the Securities Act and applicable state securities laws;

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  if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

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  if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

        We do not intend to register the old notes under the Securities Act. For more information regarding the consequences of not tendering your old notes see the discussion below under the heading "The Exchange Offer—Consequences of Exchanging or Failing to Exchange Old Notes."

Summary Description of the New Notes

        The terms of the new notes and the old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.

        The new notes will bear interest from the most recent date to which interest has been paid on the old notes or, if no interest has been paid on the old notes, from June 14, 2004, the date that the old notes were issued. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from June 14, 2004. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment in respect of interest on such old notes otherwise payable on any interest payment date which occurs on or after consummation of the exchange offer.

The Notes

        The following summary is not intended to be complete. For a more detailed description of the notes, see the discussion below under the heading "Description of the Notes."

Issuer	Hospira, Inc.
Notes Offered	$300,000,000 million aggregate principal amount of 4.95% senior notes due 2009. $400,000,000 million aggregate principal amount of 5.90% senior notes due 2014.

Maturity	The 4.95% notes will mature on June 15, 2009 unless redeemed earlier by us as described under the heading "Description of the Notes—Optional Redemption." The 5.90% notes will mature on June 15, 2014 unless redeemed earlier by us as described under the heading "Description of the Notes—Optional Redemption."
Interest Rate	4.95% per year (for the notes due 2009). 5.90% per year (for the notes due 2014).
Interest Payment Dates	We will pay interest on the notes semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2004.
Optional Redemption	We may redeem the notes, in whole at any time or in part from time to time, at our option on not less than 30 nor more than 60 days' notice, subject to the payment of a make-whole premium, as described more fully under the heading "Description of the Notes—Optional Redemption."
Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness.
Covenants	We will issue the notes under an indenture containing covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:
• incur debt secured by liens; and
• engage in sale and leaseback transactions.
See the discussion under the heading "Description of the Notes—Certain Covenants of the Company" for more information regarding these covenants.

Risk Factors

        See "Risk Factors" beginning on page 9 for discussion of risk factors you should carefully consider before deciding to participate in the exchange offer.

RISK FACTORS

        You should carefully consider the following risk factors and all the other information contained in this prospectus before making an investment decision.

Risks Related to the Exchange Offer

You may not be able to sell your old notes if you do not exchange them for new notes in the exchange offer.

        If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the restrictions on transfer as stated in the legend on the old notes. In general, you may not offer or sell the old notes unless they are:

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  registered under the Securities Act;

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  offered or sold pursuant to an exemption from the Securities Act and applicable state securities laws; or

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  offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

        We do not currently anticipate that we will register the old notes under the Securities Act. In addition, holders who do not tender their old notes, except for certain instances involving the initial purchasers or holders of old notes who are not eligible to participate in the exchange offer or who do not receive freely transferable new notes pursuant to the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive additional interest.

The market for old notes may be significantly more limited after the exchange offer.

        If old notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for old notes that remain outstanding may be significantly more limited. As a result, the liquidity of the old notes not tendered for exchange may be adversely affected. The extent of the market for old notes and the availability of price quotations will depend upon a number of factors, including the number of holders of old notes remaining outstanding and the interest of securities firms in maintaining a market in the old notes. An issue of securities with a similar outstanding market value available for trading, which is called the "float," may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for old notes that are not exchanged in the exchange offer may be affected adversely as old notes exchanged pursuant to the exchange offer reduce the float. The reduced float also may make the trading price of the old notes that are not exchanged more volatile.

An active trading market may not develop for the new notes.

        The new notes are new securities for which there is currently no market. We do not intend to list the new notes on a securities exchange or other market. We cannot assure you as to the liquidity of markets that may develop for the new notes, your ability to sell the new notes or the price at which you would be able to sell the new notes. If such markets were to exist, the new notes could trade at prices lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities.

Restrictions on the exchange offer.

        Issuance of new notes in exchange for old notes pursuant to the exchange offer will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal, or an agent's message in lieu thereof, including all other documents required by such letter of transmittal. Therefore, holders of old notes desiring to tender such old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We and the exchange agent are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See the discussion below under the headings "The Exchange Offer—Resales of the New Notes" and "Plan of Distribution" for more information.

Risks Relating to Our Industry

We face significant competition and we may not be able to compete effectively.

        The healthcare industry is highly competitive. We compete with many companies ranging from small start-up enterprises to multinational companies that are larger than we are and have access to greater financial, marketing, technical and other resources than we do. Our present or future products could be rendered obsolete or uneconomical by technological advances by competitors or by the introduction of competing products by one or more of our competitors. For example, in recent years our electronic drug delivery systems business has experienced increased competition as a result of competitors' product innovations, requiring us to invest additional resources to improve our competitiveness. Also, most of our products are not protected by patents or other proprietary rights and are therefore subject to generic competition. In the absence of patent protection, the introduction of competing products is limited primarily by market considerations and the need to obtain necessary regulatory approvals. For example, our Corlopam® product is no longer protected by any patent and a generic version of this drug was approved by the U.S. Food and Drug Administration, or the FDA, on December 1, 2003.

        Our failure to compete effectively could cause us to lose market share to our competitors and/or have a material adverse effect on our sales and profitability.

We are subject to the cost-containment efforts of hospital buying groups, third party payors and government organizations.

        Many existing and potential customers for our products have combined to form group purchasing organizations, or GPOs, and integrated delivery networks, or IDNs, in an effort to lower costs. GPOs and IDNs negotiate pricing arrangements with medical supply manufacturers and distributors, and these negotiated prices are made available to a GPO's or IDN's affiliated hospitals and other members. Wholesalers of our products have also recently begun seeking to negotiate prices in an effort to lower costs. Failure to negotiate advantageous pricing and purchasing arrangements could cause us to lose market share to our competitors and/or have a material adverse effect on our sales and profitability.

        Our products and services are sold to hospitals, alternate site clinics, home healthcare providers and long-term care facilities, all of which receive reimbursement for the healthcare services provided to their patients from third-party payors, such as government programs, private insurance plans and managed care programs. These third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for medical products and services. Levels of reimbursement, if any, may be decreased in the future, and future legislation, regulation or reimbursement policies of third-party payors may otherwise adversely affect the demand for and price levels of our products, which could have a material adverse effect on our sales and profitability.

        In markets outside the United States, our business has experienced downward pressure on product pricing as a result of the concentrated buying power of governments as principal customers and the use of bid and tender sales methods whereby we are required to submit a bid for the sale of our products. Our failure to offer acceptable prices to these customers could have a material adverse effect on our sales and profitability in these markets.

We and our suppliers and customers are subject to various governmental regulations and it could be costly to comply with these regulations and to develop compliant products and processes.

        Our products are subject to rigorous regulation by the FDA, and numerous other national, supranational, federal and state governmental authorities. The process of obtaining regulatory approvals to market a drug or medical device, particularly from the FDA and certain governmental authorities outside the United States, can be costly and time consuming, and approvals might not be granted for future products on a timely basis, if at all. Delays in receipt of, or failure to obtain, approvals for future products could result in our delayed realization of product revenues and in substantial additional costs.

        In addition, we cannot assure you that we will remain in compliance with applicable FDA and other material regulatory requirements once we have obtained clearance or approval for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling and advertising and postmarketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. Many of our facilities and procedures and those of our suppliers are subject to ongoing regulation, including periodic inspection by the FDA and other regulatory authorities. For example, manufacturers of pharmaceutical products must comply with detailed regulations governing current good manufacturing practices, including requirements relating to quality control and quality assurance. We must incur expense and spend time and effort in the areas of production, safety, quality control and quality assurance to ensure compliance with these complex regulations. In the past, our business has received notices alleging violations of these regulations, and we have modified our practices in response to these notices.

        Our manufacturing facilities and those of our suppliers could be subject to significant adverse regulatory actions in the future. These possible regulatory actions could include warning letters, fines, damages, injunctions, civil penalties, recalls, seizures of our products and criminal prosecution. These actions could result in, among other things, substantial modifications to our business practices and operations; refunds, recalls or seizures of our products; a total or partial shutdown of production in one or more of our facilities while we remedy the alleged violation; the inability to obtain future pre-market clearances or approvals; and withdrawals or suspensions of current products from the market. For example, in April 2004, we received an FDA warning letter related to the manufacture of intravenous administration sets. The letter states that the FDA may not clear or approve premarket submissions for Class III devices to which the noted deficiencies are reasonably related, and may not approve requests for Certificates for Products for Export until the deficiencies have been corrected and verified. We do not have any current plans to submit premarket submissions for Class III devices, which include devices used in supporting or sustaining human life or in preventing impairment of human health or because the device has the potential to cause unreasonable risk of illness or injury. We are working with the FDA to resolve the matter as expeditiously as possible. Any of these events, in combination or alone, could disrupt our business and have a material adverse effect on our sales, profitability and financial condition.

We are subject to healthcare fraud and abuse regulations that could result in significant liability and require us to change our business practices and restrict our operations in the future.

        Our industry is subject to various national, supranational, federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback and false claims laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, substantial fines, imprisonment and exclusion from participation in national, federal and state healthcare programs, including Medicare, Medicaid, and Veterans' Administration health programs and health programs outside the United States. These laws and regulations are broad in scope and they are subject to evolving interpretations, which could require us to alter one or more of our sales or marketing practices. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our sales, profitability and financial condition.

Risks Relating to our Business

If we do not introduce new products in a timely manner, our products may become obsolete over time, customers may not buy our products and our revenue and profitability may decline.

        Demand for our products may change in ways we may not anticipate because of evolving customer needs, the introduction by others of new products and technologies and evolving industry standards. Without the timely introduction of new products and enhancements, our products may become obsolete over time, in which case our revenue and operating results would suffer. For example, if we do not continue to develop generic injectable pharmaceuticals in a timely manner, our competitors may develop generic injectable pharmaceutical product portfolios that are more competitive than ours and we could find it more difficult to renew or expand GPO pricing agreements or to obtain new agreements. We face similar risks if we do not introduce new versions or upgrades to our medication management or electronic drug delivery systems. Innovations generally will require a substantial investment in product development before we can determine their commercial viability, and we may not have the financial resources necessary to fund these innovations. Even if we succeed in creating new product candidates from these innovations, they may still fail to result in commercially successful products.

        The success of our new product offerings will depend on several factors, including our ability to:

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  properly anticipate and satisfy customer needs, including increasing demand for lower cost products;

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  innovate, develop and manufacture new products in an economical and timely manner;

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  differentiate our offerings from competitors' offerings;

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  achieve positive clinical outcomes for new products;

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  meet safety requirements and other regulatory requirements of government agencies; and

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  avoid infringing the proprietary rights of third parties.

Even if we are able to successfully develop new products or enhancements or new generations of our existing products, these new products or enhancements or new generations of our existing products may not produce revenue in excess of the costs of development, and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features. Finally, innovations may not be accepted quickly in the marketplace because of, among other things, entrenched patterns of clinical practice, the need for regulatory clearance and uncertainty over third-party reimbursement.

If we are unable to maintain our GPO pricing agreements, sales of our products and revenue could decline.

        Currently, a small number of GPOs influence a majority of sales to our hospital customers. GPOs negotiate pricing agreements with providers of medical products and these negotiated prices are made available to members of GPOs. If we do not have a pricing agreement with a GPO, it may become more difficult to sell our products to its members.

        We have pricing agreements with the major GPOs in the United States, including AmeriNet, Inc., Broadlane Healthcare Corporation, Consorta, Inc., MedAssets Inc., Novation, LLC, PACT, LLC and Premier Purchasing Partners, LP. It is important for us to continue to maintain pricing arrangements with major GPOs. In order to maintain these relationships, we need to offer a reliable supply of high quality FDA-compliant products. We also need to maintain a broad product line and be price competitive.

        The GPOs also have a variety of business relationships with our competitors and may decide to enter into pricing agreements for or otherwise prefer products other than ours. While GPOs negotiate incentives for members to purchase specified products from a given manufacturer or distributor, GPO pricing agreements allow customers to choose between the products covered by the arrangement and another manufacturer's products, whether or not purchased under a negotiated pricing agreement. As a result, we may face competition for our products even within the context of our GPO pricing agreements.

        Although many of our GPO pricing agreements may not be terminated without breach until the end of their contracted term, others may be terminated on 60 or 90 days' notice. If we are unable to establish or maintain arrangements with key GPOs and customers, or if GPO members alter their preference for our products in favor of those of our competitors, sales of our products and our sales and profitability will decline.

Our obligation to indemnify Abbott from liabilities relating to our business could be burdensome.

        As part of the agreements entered into with Abbott to effect the spin-off, we agreed to assume, and indemnify Abbott and each of its affiliates from and against, substantially all liabilities relating to, arising out of or resulting from our business, including when our business was a part of Abbott, other than certain liabilities relating to allegations that we engaged in improper marketing and pricing practices in connection with federal, state or private reimbursement for our products. Among other things, we have agreed to indemnify Abbott from and against all liabilities relating to, arising out of or resulting from:

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  the failure of us or any of our subsidiaries to pay, perform or otherwise promptly discharge any liabilities assumed by us or our subsidiaries as part of the spin-off, in accordance with their respective terms;

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  any breach by us or any of our subsidiaries of the agreements with Abbott or its subsidiaries relating to the spin-off; and

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  any untrue statement or alleged untrue statement in the information statement that was included in a registration statement filed with the Securities and Exchange Commission in connection with the spin-off of a material fact, or any omission or alleged omission to state a material fact required to be stated in the registration statement or information statement that is necessary to make the statements therein not misleading, except for any statement of a material fact made explicitly in Abbott's name or any omission to state a material fact necessary to make any statement made explicitly in Abbott's name not misleading.

Losses arising out of our obligation to indemnify Abbott from such liabilities could be significant and in that event could have a material adverse effect on our profitability and financial condition.

State and federal investigations and existing and future lawsuits relating to the alleged reporting of false or misleading pricing information in connection with Medicare and Medicaid programs could have a material adverse effect on our business, profitability and financial condition.

        Various state and federal agencies, including the U.S. Department of Justice and various state attorneys general, are investigating a number of pharmaceutical companies, including Abbott, for allegedly engaging in improper marketing and pricing practices with respect to certain Medicare and Medicaid reimbursable products, including practices relating to average wholesale price. These are civil investigations that are seeking to identify the practices and determine whether those practices violated any laws, including federal and state false claims acts, or constituted fraud in connection with the Medicare and/or Medicaid reimbursement paid to third parties. In addition, Abbott is a defendant in a number of purported class actions on behalf of individuals or entities, including health care insurers and other third-party payors, that allege generally that Abbott and numerous other pharmaceutical companies reported false or misleading pricing information in connection with federal, state and private reimbursement for certain drugs. Many of the Abbott products involved in these investigations and lawsuits are Hospira products. Hospira is cooperating with the agencies in these investigations. There may be additional investigations or lawsuits, or additional claims in existing investigations or lawsuits, initiated with respect to these matters in the future. We cannot assure you that we will not be named as a subject or defendant in these investigations or lawsuits. Abbott will retain and indemnify us for liabilities in the pending or future investigations and lawsuits described above only to the extent they both relate to the allegations existing as of the distribution date and relate to the sale of our products prior to the distribution date. We have not established any reserves related to these matters, and we do not currently believe insurance coverage will be available for any resulting losses.

        These investigations and lawsuits could result in changes to our business practices or pricing policies, civil or criminal monetary damages, penalties or fines, imprisonment and/or exclusion of our products from participation in federal and state healthcare programs, including Medicare, Medicaid and Veterans' Administration health programs, any of which, because of our obligation to indemnify Abbott or because we may be named ourselves, could have a material adverse effect on our business, profitability and financial condition.

The manufacture of our products is highly exacting and complex, and if we or our suppliers encounter problems manufacturing products, our business could suffer.

        The manufacture of our products is highly exacting and complex, due in part to strict regulatory requirements which govern their manufacture. Problems may arise during manufacturing for a variety of reasons including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials and environmental factors. If problems arise during the production of a batch of product, that batch of product may have to be discarded. This could, among other things, lead to increased costs, lost revenue, damage to customer relations, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. For example, one of our sterile injectable pharmaceuticals manufacturing plants experienced a breach of sterility in 2003 as a result of high winds and rain during a hurricane, which caused us to suspend production while the sterile suite was repaired and resulted in product shortages. We also experienced an interruption in our supply of plastic bottles in 2003 when our supplier failed to meet product specifications and the supplier had to cease production during repairs. Production problems in our contract manufacturing operations could be particularly significant because the cost of raw materials is often higher than in our other businesses. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred. For example, one of our suppliers substituted an unapproved alternate material in the production of intravenous administration sets in 2001 and 2002, resulting in a recall of affected products, product shortages and an FDA warning letter which we received in April 2004. The FDA warning letter states that the FDA may not clear or approve premarket submissions for Class III devices to which the noted deficiencies are reasonably related, and may not approve requests for Certificates for Products for Export until the deficiencies have been corrected and verified. We do not have any current plans to submit premarket submissions for Class III devices. We are working with the FDA to resolve the matter as expeditiously as possible. See the discussion above under the heading "—Risks Relating to our Industry—We and our suppliers and customers are subject to various governmental regulations and it could be costly to comply with these regulations and to develop compliant products and processes" for more information regarding the FDA warning letter. To the extent we experience significant manufacturing problems, this could have a material adverse effect on our sales and profitability.

We will conduct sales activity outside of the United States, which will subject us to additional business risks that may cause our revenue and profitability to decline.

Because our products are sold in a number of foreign countries, our business is subject to risks associated with doing business internationally. In 2003, our business derived approximately $405 million, or 15% of our net sales, from sales of products outside of the United States. We intend to continue to pursue growth opportunities in sales of our products outside the United States, which could expose us to greater risks. The risks associated with our operations outside the United States include:

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  changes in foreign medical reimbursement policies and programs;

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  multiple foreign regulatory requirements that are subject to change;

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  differing local product preferences and product requirements;

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  fluctuations in foreign currency exchange rates;

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  trade protection measures and import or export licensing requirements;

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  difficulty in establishing, staffing and managing foreign operations;

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  differing labor regulations;

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  potentially negative consequences from changes in tax laws;

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  political and economic instability; and

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  diminished protection of intellectual property in some countries outside of the United States.

        The effects of these risks may, individually or in the aggregate, have a material adverse effect on our sales and profitability.

We have a substantial amount of debt outstanding, which will subject us to various restrictions and decrease our profitability.

        We have outstanding $700 million of old notes, which we issued in June 2004. We also have entered into an unsecured revolving credit facility to fund working capital and other capital requirements in the aggregate amount of $375 million. The credit facility and the indenture under which the old notes were, and the new notes offered hereby will be, issued contain customary restrictions, covenants and events of default. The terms of the credit facility and the indenture may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities. As part of the spin-off, we also agreed to purchase certain operations and assets, and assume the corresponding liabilities, from Abbott outside the United States for an aggregate purchase price equal to the net book value of those assets and liabilities at the time of such purchase. As of March 31, 2004, the net book value of those assets and liabilities was approximately $300 million. Please see the discussion below under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed discussion of these borrowings and our liquidity.

We may not have sufficient funding for our operating and capital requirements.

        We may need to incur additional debt or issue equity in order to fund working capital, capital expenditures and product development requirements or to make acquisitions and other investments. We cannot assure you that debt or equity financing will be available to us on acceptable terms or at all. If we are not able to obtain sufficient financing, we may be unable to maintain or grow our business. It may be more expensive for us to raise funds through the issuance of additional debt than the cost of raising funds or issuing debt for our business while it was part of Abbott.

We depend on third parties to supply raw materials and other components and may not be able to obtain sufficient quantities of these materials, which could limit our ability to manufacture products on a timely basis and could harm our profitability.

        The manufacture of our products requires raw materials and other components that must meet stringent FDA and other regulatory requirements. Some of these raw materials and other components are currently available only from a limited number of suppliers. For example, our LifeShield® CLAVE® and MicroCLAVE® connector products, which represented approximately 12% of our sales in 2003, rely on proprietary components that are available exclusively from ICU Medical, Inc. CLAVE® and MicroCLAVE® are registered trademarks of ICU Medical. In addition, we purchase from single sources certain compounding material, polyvinyl-chloride resin and laminate film components for our production of certain flexible bags that we use with our intravenous and pre-mixed solutions, as well as rubber components that we use with some of our injectable pharmaceuticals. Identifying alternative suppliers and obtaining approval to change or substitute a raw material or component, or the supplier of a raw material or component, can be time consuming and expensive, as testing, validation and regulatory approval are necessary. In the past, our business has experienced shortages in some of the raw materials and components of its products. If our suppliers are unable to deliver sufficient quantities of these materials on a timely basis, the manufacture and sale of our products may be disrupted and our sales and profitability could be materially adversely affected.

Our manufacturing capacity could limit our ability to expand our business without significant capital investment.

        Although we believe that we currently have adequate manufacturing capacity, we may need to invest substantial capital resources to expand our manufacturing capacity if demand for our products increases significantly or if we are successful in obtaining significant additional customers for our injectable pharmaceuticals contract manufacturing services business. We may not be able to complete any such expansion projects in a timely manner or on a cost-effective basis, and we may not realize the desired benefits of any such expansion.

We may acquire other businesses, license rights to technologies or products from third parties or form alliances that could cause us to incur significant expenses and could negatively affect our profitability.

        As part of our business strategy, we may pursue acquisitions of complementary businesses and technology licensing arrangements. We also may pursue strategic alliances to expand our product offerings and geographic presence. We may not identify or complete these transactions in a timely manner, on a cost-effective basis or at all, and we may not realize the expected benefits of any acquisition, license arrangement or strategic alliance. Other companies, including those with substantially greater financial and sales and marketing resources, may compete with us for these strategic opportunities. Further, if we are successful in securing such opportunities, the products and technologies that we acquire may not be successful or may require significantly greater resources and investments than originally anticipated. In addition, we may enter markets in which we have no or limited prior experience. We may not be able to integrate acquisitions successfully into our existing business and we could incur or assume significant debt and unknown or contingent liabilities. We could also experience negative effects on our reported results of operations from acquisition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. Integration of an acquired business also may require management resources that otherwise would be available for ongoing development of our existing business.

The Financial Accounting Standards Board is considering a proposal that would require companies to expense employee stock options.

        Our historical financial results do not reflect expensing of employee stock options. If the Financial Accounting Standards Board adopts a requirement that companies expense options, it could have a material adverse effect on our reported results of operations. For example, had options been expensed in 2003 using the fair value-based accounting method, our net income would have been reduced by approximately $22 million, or 8.5%.

We may incur product liability losses, and insurance coverage could be inadequate or unavailable to cover these losses.

        Our business is subject to potential product liability risks that are inherent in the design, development, manufacture and marketing of drugs and medical devices. In the ordinary course of business, we are the subject of product liability claims and lawsuits alleging that our products have resulted or could result in an unsafe condition or injury to patients. Product liability claims and lawsuits, safety alerts or product recalls, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers.

        As part of our spin-off from Abbott, we assumed substantially all liabilities, including liabilities for claims and lawsuits, related to our business, whether they arose before or after the distribution date, other than certain liabilities relating to allegations that we engaged in improper marketing and pricing practices in connection with federal, state or private reimbursement for our products. As part of our risk management policy, we arranged for third-party product liability insurance coverage, which includes a substantial retention or deductible that provides that we will not receive insurance proceeds until the losses incurred exceed the amount of that retention or deductible. To the extent that any losses are within these retentions or deductibles, we will be responsible for the administration and payment of these losses. Product liability claims in excess of applicable insurance could have a material adverse effect on our profitability and financial condition.

If we are unable to protect our intellectual property rights or if we infringe the intellectual property rights of third parties, our business and prospects could be harmed.

        We rely on trade secrets, confidentiality agreements, continuing technological innovation and, in some cases, patent, trademark and service mark protection to preserve our competitive position. Our failure to protect our intellectual property could harm our business and prospects, and our efforts to protect our proprietary rights may not be adequate.

        Most of our products are not protected by patents or other proprietary rights, and patent filings by third parties could render our intellectual property less valuable. In addition, intellectual property rights may be unavailable or limited in certain countries outside the United States, which could make it easier for competitors to capture market position. Competitors may also harm sales of our products by designing products that mirror the capabilities of our products or technology without infringing our intellectual property rights. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be impaired, which would limit our growth and future revenue.

        A successful claim of patent or other intellectual property infringement against us could adversely affect our growth and profitability, in some cases materially. We cannot assure you that others will not claim that our proprietary or licensed products are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. Claims of intellectual property infringement could be costly and time consuming and might require us to enter into costly royalty or license agreements, if we are able to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction preventing us from manufacturing, selling or using some of our products in the event of a successful claim of patent or other intellectual property infringement. Any of these adverse consequences could have a material adverse effect on our profitability and financial condition.

Risks Related to our Spin-off from Abbott

Our historical financial information may not be indicative of our future results as an independent company.

        The historical financial information we have included in this prospectus does not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or, to a greater extent than is generally the case, what our results of operations, financial position and cash flows will be in the future now that we are an independent company. This is primarily a result of the three factors described below:

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  our historical financial information reflects estimated allocations for services historically provided by Abbott, and we expect these allocations to be different from the costs we will incur for these services as an independent company;

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  our historical financial information does not reflect the debt we incurred as part of the spin-off and our obligations to purchase from Abbott certain operations and assets, and assume the corresponding liabilities, of our business outside the United States; and

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  the historical financial information does not reflect any increased costs associated with being an independent company, including changes that are occurring in the cost structure, personnel needs, financing and operations of our business as a result of the spin-off and from our reduced economies of scale.

        For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of our business, please see "Selected Consolidated Financial Information," "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and the accompanying notes included elsewhere in this prospectus.

We have no history operating as an independent company, and we may experience increased costs as a result of the spin-off which could decrease our overall profitability.

        Prior to the spin-off, our business was operated by Abbott, and Abbott performed many important corporate functions for our operations, including information technology support, finance and tax administration, and international administration, distribution and sales functions. Abbott is continuing to provide some of these functions to us on a transitional basis. At such point in time as we begin to operate these functions independently, if we do not have in place our own adequate systems and business functions, or outsource them from other providers, we may not be able to operate our business effectively or at comparable costs and our profitability may decline.

        In addition, prior to the spin-off, our business took advantage of Abbott's size and purchasing power in procuring goods, services and technology, including raw materials, office supplies and equipment, travel and computer software licenses. As a separate, independent company, we may be unable to obtain goods, services and technology at prices and on terms as favorable as those obtained prior to the spin-off, which could decrease our overall profitability. As a separate, independent company, we may also not be as successful in negotiating favorable tax treatments and credits with governmental entities.

        We will need to replicate certain facilities, systems, infrastructure and personnel to which we no longer have access after the spin-off. We also need to make significant investments to develop our independent ability to operate without access to Abbott's existing operational and administrative infrastructure. These initiatives will be costly to implement.

As we build our information technology infrastructure and transition our data to our own systems, we could experience temporary business interruptions and incur substantial additional costs.

        We are in the process of installing and implementing information technology infrastructure to support our critical business functions, including accounting and reporting, manufacturing process control, customer service, inventory control and distribution. We may incur temporary interruptions in business operations if we cannot transition effectively from Abbott's existing operating systems, databases and programming languages that support these functions as we replace these systems.

        We may not be successful in implementing our new systems and transitioning our data, and we may incur substantially higher costs for implementation than currently anticipated. Our failure to avoid operational interruptions as we implement the new systems and transition our data, or our failure to implement the new systems and transition our data successfully, could disrupt our business and have a material adverse effect on our profitability.

We could become subject to significant liability if the distribution of our common stock to Abbott shareholders is determined to have been a taxable transaction.

        Abbott received a private letter ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution of our common stock to Abbott shareholders substantially to the effect that, for U.S. federal income tax purposes, the distribution qualified as a tax-free distribution under Section 355 of the Internal Revenue Code. While generally binding on the Internal Revenue Service, the letter ruling is subject to certain factual representations and assumptions. If these factual representations and assumptions were incorrect in any material respect at the time of the distribution, this letter ruling could be retroactively revoked or modified by the Internal Revenue Service. If, notwithstanding the letter ruling, the distribution is determined to have been a taxable transaction, Abbott and its shareholders could be subject to significant U.S. federal income tax liability. We are required to indemnify Abbott for any tax Abbott incurs as a result of our taking or failing to take, as the case may be, certain actions that result in the distribution failing to meet the requirements of a tax-free distribution. For instance, Section 355(e) of the Internal Revenue Code would cause the distribution to be taxable to Abbott if we engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change by vote or value in our stock ownership during the four-year period beginning on the date that began two years before the distribution date, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the spin-off. If an acquisition or issuance of our stock causes the distribution to be taxable to Abbott under Section 355(e), we would be required to indemnify Abbott against that tax.

        If we were to be required to indemnify Abbott for taxes incurred as a result of the distribution being taxable, it would have a material adverse effect on our profitability and financial condition.

We may not successfully transition our operations outside the United States.

        We entered into various arrangements with Abbott prior to the distribution date pursuant to which Abbott is assisting in the marketing and sale of our products outside the United States. We expect these arrangements will continue in each market in which our products are sold outside of the United States until the earlier of two years or such time as we have established sufficient infrastructure to conduct operations or obtained an independent distributor for a particular market and succeeded in transferring the regulatory authorizations for our products.

        Although we will attempt to minimize any disruption to our ability to successfully market and sell our products in markets outside the United States, our ability to supply those markets, and our relationships with customers in those markets, may be disrupted by the transition of our business in those markets. Further, if we fail to establish sufficient infrastructure to conduct operations, obtain an independent distributor or obtain registrations for our products in markets in which our products are sold outside of the United States prior to the expiration or termination of these transition arrangements, we may be unable to sell our products in those markets. These risks could have a material adverse effect on our ability to distribute and sell our products in markets outside the United States and on our profitability.

FORWARD-LOOKING STATEMENTS

        This prospectus may contain forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the federal securities laws. In some cases, you can identify these statements by our use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential," "project," "intend," "could" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business are forward-looking statements. You should be aware that these statements and any other forward-looking statements in this prospectus only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Many of these risks, uncertainties and assumptions are beyond our control, and may cause actual results and performance to differ materially from our expectations. Important factors that could cause our actual results to be materially different from our expectations include the risks and uncertainties set forth in this prospectus under the heading "Risk Factors." Accordingly, you should not place undue reliance on the forward-looking statements contained in this prospectus. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes contemplated in this prospectus, we will receive and retire outstanding notes in like principal amount, the form and terms of which are the same as the form and terms of the new notes, except as otherwise described in this prospectus.

        We used the net proceeds from the sale of the old notes together with cash on hand to repay all amounts outstanding under our senior unsecured credit facility.

        The proceeds of our senior unsecured credit facility were retained by Abbott in connection with our spin-off from Abbott.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

        Subject to terms and conditions detailed in this prospectus, we will accept for exchange old notes that are properly tendered on or prior to the expiration date and not withdrawn as permitted below. When we refer to the term expiration date, we mean 5:00 p.m., New York City time, August 20, 2004. We may, however, in our sole discretion, extend the period of time that the exchange offer is open. The term expiration date means the latest time and date to which the exchange offer is extended.

        As of the date of this prospectus, $700 million principal amount of old notes are outstanding. We are sending this prospectus, together with the letter of transmittal, to all holders of old notes of whom we are aware. We expressly reserve the right, at any time, to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of an extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

        The new notes will evidence the same continuing indebtedness as the old notes.

        Old notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

        We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under "—Conditions to the Exchange Offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. In the case of any extension, we will issue a notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures for Tendering Old Notes

        Your tender to us of old notes as set forth below and our acceptance of the old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions detailed in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal or, in the case of a book-entry transfer, an agent's message in place of the letter of transmittal, to LaSalle Bank National Association, as exchange agent, at the address set forth below under "—Exchange Agent" on or prior to the expiration date. In addition, either:

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  certificates for old notes must be received by the exchange agent along with the letter of transmittal, or

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  a timely confirmation of a book-entry transfer, which we refer to in this prospectus as a "book-entry confirmation," of old notes, if this procedure is available, into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer (described below) must be received by the exchange agent, prior to the expiration date, with the letter of transmittal or an agent's message in place of the letter of transmittal, or the holder must comply with the guaranteed delivery procedures described below.

        The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant.

        The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or old notes should be sent to us.

        Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the old notes surrendered for exchange are tendered:

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  by a holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

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  for the account of an eligible institution, as defined below.

        In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, these guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program. We refer to those entities as eligible institutions. If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an eligible institution.

        We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel's, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. If we exercise the foregoing right to waive a condition of the exchange offer for one security holder, we will waive such condition for all security holders. Our or the exchange agent's interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the expiration date, including the letter of transmittal and its instructions, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide notification. With respect to each security holder, all conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer before we will issue new notes to such security holder.

        If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, these old notes must be endorsed or accompanied by powers of attorney signed exactly as the name(s) of the registered holder(s) that appear on the old notes.

        If the letter of transmittal or any old notes or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

        By tendering old notes, you represent to us that, among other things:

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  the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving these new notes, whether or not that person is the holder; and

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  neither the holder nor the other person has any arrangement or understanding with any person, to participate in the distribution of the new notes.

        In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in or does not intend to engage in a distribution of new notes.

        If you are our "affiliate," as defined under Rule 405 under the Securities Act, and engage in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of new notes to be acquired pursuant to the exchange offer, you or that other person:

  •
  can not rely on the applicable interpretations of the staff of the Securities and Exchange Commission; and

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  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of these new notes. See "Plan of Distribution." The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Acceptance of Old Notes for Exchange; Delivery of New Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will promptly accept after the expiration date all old notes properly tendered and will promptly issue the new notes after the expiration of the exchange offer. The conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer. See "—Conditions to the Exchange Offer." For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange if and when we give oral, confirmed in writing, or written notice to the exchange agent. The holder of each old note accepted for exchange will receive a new note in the amount equal to the surrendered old note. Accordingly, registered holders of new notes on the record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date that interest has been paid on the old notes, or if no interest has been paid on the old notes, from the date of issuance of the old notes. Holders of new notes will not receive any payment of accrued interest on old notes otherwise payable on any interest payment date, if the record date occurs on or after the consummation of the exchange offer.

        In all cases, issuance of new notes for old notes that are accepted for exchange will only be made after timely receipt by the exchange agent of:

  •
  certificates for old notes or a timely book-entry confirmation of these old notes into the exchange agent's account at DTC;

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  a properly completed and duly executed letter of transmittal or an agent's message in its place; and

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  all other required documents.

        If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder, or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry procedures described below, the non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfers

        For purposes of the exchange offer, the exchange agent will request that an account be established for the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile copy of the letter or an agent's message in place of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under the heading "—Exchange Agent" on or prior to the expiration date, otherwise, the guaranteed delivery procedures described below must be followed.

Guaranteed Delivery Procedures

        If you desire to tender your old notes and your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, a tender may be effected if:

  •
  prior to the expiration date, the exchange agent received from an eligible institution a notice of guaranteed delivery, substantially in the form we provide, by facsimile transmission, mail or hand delivery, setting forth your name and address, the amount of old notes tendered, stating that the tender is being made and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile of the letter or agent's message in place of the letter, with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by an eligible institution with the exchange agent, and

  •
  the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile of the letter or agent's message in place of the letter, with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

        You may withdraw your tender of old notes at any time prior to the expiration date. To be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth under the heading "—Exchange Agent." This notice must specify:

  •
  the name of the person that tendered the old notes to be withdrawn;

  •
  the old notes to be withdrawn, including the principal amount of the old notes; and

  •
  where certificates for old notes have been transmitted, the name in which the old notes are registered, if different from that of the withdrawing holder.

        If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the holder is an eligible institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

        We or the exchange agent will make a final and binding determination on all questions regarding the validity, form and eligibility, including time of receipt, of notices. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to the holder, or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account maintained with DTC for the old notes, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under the heading "—Procedures for Tendering Old Notes" above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to acceptance of the old notes:

  •
  the exchange offer violates any applicable law or applicable interpretation of the staff of the Securities and Exchange Commission;

  •
  an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer;

  •
  we shall not have received all governmental approvals that we deem necessary to consummate the exchange offer; or

  •
  there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

Conditions to the exchange offer must be satisfied or waived prior to the expiration date of the exchange offer.

        The conditions stated above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right that we may assert at any time.

        In addition, we will not accept for exchange any old notes tendered, and we will not issue any new notes if at the time of exchange any stop order is threatened or in effect with respect to the registration statement, of which this prospectus constitutes a part, or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

        We have appointed LaSalle Bank National Association as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

    By overnight courier, registered/certified mail and by hand:

    LaSalle Bank National Association
    Corporate Trust Services Division
    135 S. LaSalle Street, Suite 1960
    Chicago, Illinois 60603

    Attention: Corporate Trust

    Facsimile transmission:

    Telecopier No.: (312) 904-2236
    Attention: Wayne Evans
                Fax cover sheets should include a call back telephone number and request a call back, upon receipt.

        Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

        The principal solicitation is being made by mail by LaSalle Bank National Association, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses. We estimate these expenses to be approximately $250,000 in the aggregate. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

        Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates' officers and regular employees and by persons so engaged by the exchange agent.

Accounting Treatment

        We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

Transfer Taxes

        You will not be obligated to pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Consequences of Exchanging or Failing to Exchange Old Notes

        If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture regarding transfer and exchange of the old notes and the restrictions on transfer of the old notes described in the legend on your certificates. These transfer restrictions are required because the old notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act.

Resales of the New Notes

        We are making the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter. Although there has been no indication of any change in the staff's position, we cannot assure you that the staff of the Securities and Exchange Commission would make a similar determination with respect to the exchange offer as it has in its interpretive letters to third parties. Based on these interpretations by the staff, and except as provided below, we believe that new notes may be offered for resale, resold and otherwise transferred by a holder who participates in the exchange offer and is not a broker-dealer without further compliance with the registration and prospectus delivery provisions of the Securities Act. In order to receive new notes that are freely tradeable, a holder must acquire the new notes in the ordinary course of its business and may not participate, or have any arrangement or understanding with any person to participate, in the distribution, within the meaning of the Securities Act, of the new notes. Holders wishing to participate in the exchange offer must make the representations described above under the heading "—Procedures for Tendering Old Notes" above.

        Any holder of old notes:

  •
  who is our "affiliate," as defined in Rule 405 under the Securities Act;

  •
  who did not acquire the new notes in the ordinary course of its business;

  •
  who is a broker-dealer that purchased old notes from us to resell them under Rule 144A of the Securities Act or any other available exemption under the Securities Act; or

  •
  who intends to participate in the exchange offer for the purpose of distributing, within the meaning of the Securities Act, new notes;

will be subject to separate restrictions. Each holder in any of the above categories:

  •
  will not be able to rely on the interpretations of the staff of the Securities Act in the above-mentioned interpretive letters;

  •
  will not be permitted or entitled to tender old notes in the exchange offer; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of old notes, unless the sale is made under an exemption from such requirements.

        In addition, if you are a broker-dealer holding old notes acquired for your own account, then you may be deemed a statutory "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of your new notes. Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it acquired the old notes for its own account as a result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those new notes. The letter of transmittal states that, by making the above acknowledgment and by delivering a prospectus, a broker- dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        Based on the position taken by the staff of the Securities and Exchange Commission in the interpretive letters referred to above, we believe that "participating broker-dealers," or broker-dealers that acquired old notes for their own accounts, as a result of market-making or other trading activities, may fulfill their prospectus delivery requirements with respect to the new notes received upon exchange of old notes, other than old notes that represent an unsold allotment from the original sale of the old notes, with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of the new notes. Accordingly, this prospectus, as it may be amended or supplemented, may be used by a participating broker-dealer during the period referred to below in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the participating broker-dealer for its own account as a result of market-making or other trading activities. Subject to the provisions of the registration rights agreement, we have agreed that this prospectus may be used by a participating broker-dealer in connection with resales of the new notes. See "Plan of Distribution." However, a participating broker-dealer that intends to use this prospectus in connection with the resale of new notes received in exchange for old notes pursuant to the exchange offer must notify us, or cause us to be notified, on or before the expiration date of the exchange offer, that it is a participating broker-dealer. This notice may be given in the space provided for that purpose in the letter of transmittal or may be delivered to the exchange agent at the address set forth under "—The Exchange Agent." Any participating broker-dealer that is our "affiliate" may not rely on these interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each participating broker-dealer that tenders old notes pursuant to the exchange offer will be deemed to have agreed, by execution of the letter of transmittal, that upon receipt of notice from us of the occurrence of any event or the discovery of any fact that makes any statement contained in this prospectus untrue in any material respect or that causes this prospectus to omit to state a material fact necessary in order to make the statements contained in this prospectus, in light of the circumstances under which they were made, not misleading or of the occurrence of other events specified in the registration rights agreement, the participating broker-dealer will suspend the sale of new notes pursuant to this prospectus until we have amended or supplemented this prospectus to correct the misstatement or omission and have furnished copies of the amended or supplemented prospectus to the participating broker-dealer or we have given notice that the sale of the new notes may be resumed, as the case may be.

CAPITALIZATION

        The following table sets forth our combined capitalization as of March 31, 2004 on a historical and pro forma basis to give effect to our spin-off from Abbott and the transactions related to the spin-off, and as further adjusted to give effect to the sale of the old notes and the use of proceeds therefrom. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited pro forma combined financial statements and corresponding notes included elsewhere in this prospectus. For an explanation of the pro forma adjustments made to our historical combined financial statements for the spin-off and the transactions related to the spin-off to derive the pro forma capitalization described below, see the discussion below under the heading "Unaudited Pro Forma Combined Financial Statements."

	As of March 31, 2004
	Historical	Pro Forma	Pro Forma as Adjusted
	(unaudited, dollars in millions)
Due to Abbott	$—	$300	$300
Short-term debt	—	700	—
Notes	—	—	700

Total debt	—	1,000	1,000

Accumulated Other Comprehensive Loss	(59)	4	4
Net Investment in Hospira, Inc.	1,532	—	—
Common stock	—	2	2
Additional paid-in capital	—	561	561
Retained earnings	—	138	138

Total Stockholders' equity	1,473	705	705

Total Capitalization	$1,473	$1,705	$1,705

        The pro forma amount due to Abbott of approximately $300 million represents our estimate of the consideration required to be paid by us for certain operations and assets (net of liabilities) outside the United States. We will purchase these assets over a two year period beginning on the distribution date as we establish our business infrastructure outside the United States and obtain the approval of applicable regulatory authorities for the transfer of the marketing authorizations for our products. We will pay Abbott interest on a portion of this consideration at local prevailing short-term rates in connection with our use of these assets during that period.

        The pro forma short-term debt of $700 million reflects our assumption of debt under a senior unsecured credit facility. Abbott received all of the proceeds of this credit facility and we did not receive any of the proceeds. We repaid the amounts outstanding under this senior unsecured credit facility with the proceeds of the offering of the old notes together with cash on hand. The amount of Abbott's net investment in our business, totaling $1,532 million, was recorded as Net Investment in Hospira in our historical combined financial statements. The pro forma stockholders' equity balance of $705 million is the result of the reclassification of Abbott's remaining net investment in us after giving effect to the incremental borrowings described above and other pro forma adjustments.

        We would have had, on a pro forma basis, approximately 156 million shares of stock outstanding as of March 31, 2004, based on the distribution ratio and there being approximately 1,560 million Abbott common shares outstanding on that date, excluding treasury shares and assuming no exercise of outstanding options.

        Our ability to issue additional stock is constrained because such an issuance of additional stock may cause the distribution of our common stock to Abbott shareholders to be taxable to Abbott under Section 355(e) of the Internal Revenue Code, and under the tax sharing agreement that we entered into with Abbott as part of the spin-off we would be required to indemnify Abbott against that tax.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth our selected financial information derived from our (i) unaudited combined financial statements as of December 31, 2000 and 1999 and for the year ended December 31, 1999, which are not included in this prospectus; (ii) audited combined financial statements as of December 31, 2001 and for the year ended December 31, 2000, which are not included in this prospectus; (iii) audited combined financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, which are included elsewhere in this prospectus; and (iv) unaudited interim combined financial statements as of March 31, 2004 and for the three months ended March 31, 2004 and 2003, which are also included elsewhere in this prospectus. The historical financial information presented are not indicative of the results of operations or financial position that would have been obtained if we had been an independent company during the periods shown or of our future performance as an independent company.

        The selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma combined financial statements and the corresponding notes included elsewhere in this prospectus.

	For the Years Ended December 31,					For the Three Months Ended March 31,
	2003	2002	2001	2000	1999	2004	2003
	(dollars in millions)
Combined Statement of Earnings Data:
Net Sales	$2,624	$2,603	$2,514	$2,348	$2,241	$621	$633
Net earnings	260	247	273	297	241	65	67
	As of December 31,
						As of March 31, 2004
	2003	2002	2001	2000	1999
Combined Balance Sheet Data:
Total Assets	$2,250	$2,154	$2,133	$2,057	$1,874	$2,289

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The unaudited pro forma combined financial statements reported below consist of unaudited pro forma combined statements of earnings for the three months ended March 31, 2004 and the year ended December 31, 2003 and an unaudited pro forma combined balance sheet as of March 31, 2004. The unaudited pro forma combined financial statements reported below should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations," the combined financial statements and the corresponding notes included elsewhere in this prospectus.

        In connection with our spin-off from Abbott, we incurred $700 million in debt under a senior unsecured credit facility that we and Abbott entered into prior to the spin-off. We repaid our obligations under this credit facility with the proceeds of the offering of the old notes together with cash on hand. Please see the discussion below under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed discussion of the senior unsecured credit facility and our liquidity.

        The unaudited pro forma combined balance sheet and statement of earnings included in this prospectus have been derived from the combined financial statements included elsewhere in this prospectus and do not purport to represent what our financial position and results of operations actually would have been had the spin-off occurred on the dates indicated, or to project our financial performance for any future period. Abbott did not account for our business as, and our business was not operated as, a separate, independent company for the periods presented.

        The pro forma balance sheet adjustments assume that our spin-off from Abbott occurred as of March 31, 2004. The pro forma adjustments to the Combined Statements of Earnings for the three months ended March 31, 2004 and the year ended December 31, 2003 assume that the spin-off occurred as of January 1, 2003.

Unaudited Pro Forma Combined Statement of Earnings
for the Year Ended December 31, 2003
(Dollars and Shares in Millions, Except Per Share Amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Net Sales	$2,400	$(14	)(C)	$2,386
Net Sales to Abbott Laboratories	224	(65	)(C)	159

Total Net Sales	2,624	(79)		2,545
Cost of products sold	1,923	(7	)(B)	1,819
		(97	)(C)
Research and development	110	(2	)(B)	108
Selling, general and administrative	231	(6	)(B)	225

Total Operating Costs and Expenses	2,264	(112)		2,152
Interest expense	—	34	(A)	34
Net foreign exchange (gain) loss	(2)	—		(2)
Other (income)/expense, net	3	—		3

Earnings before taxes	359	(1)		358
Taxes on earnings	99	—	(D)	99

Net earnings	$260	$(1)		$259

Unaudited Pro Forma Earnings Per Share
Basic	N/A	N/A		$1.66	(E)
Diluted	N/A	N/A		$1.65	(F)
Average Number of Shares Used in Calculating Earnings Per Share
Basic	N/A	N/A		156.3	(E)
Diluted	N/A	N/A		157.2	(F)

See Accompanying Notes To Unaudited Pro Forma Combined Financial Statements.

Unaudited Pro Forma Combined Statement of Earnings
for the Three Months Ended March 31, 2004
(Dollars and Shares in Millions, Except Per Share Amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Net Sales	$575	$(2	)(C)	$573
Net Sales to Abbott Laboratories	46	(10	)(C)	36

Total Net Sales	621	(12)		609
Cost of products sold	453	(2	)(B)	436
		(15	)(C)
Research and development	24	(1	)(B)	23
Selling, general and administrative	57	(2	)(B)	55

Total Operating Costs and Expenses	534	(20)		514
Interest expense	—	4	(A)	4
Other (income)/expense, net	1	—		1

Earnings before taxes	86	4		90
Taxes on earnings	21	1	(D)	22

Net earnings	$65	$3		$68

Unaudited Pro Forma Earnings Per Share
Basic	N/A	N/A		$0.43	(E)
Diluted	N/A	N/A		$0.43	(F)
Average Number of Shares Used in Calculating Earnings Per Share
Basic	N/A	N/A		156.0	(E)
Diluted	N/A	N/A		156.6	(F)

Unaudited Pro Forma Combined Balance Sheet as of March 31, 2004
(Dollars in Millions)

	Historical	Pro Forma Adjustments		Pro Forma
Assets
Current Assets:
Trade receivables, net	$326	$—		$326
Inventories	586	—		586
Prepaid expenses, deferred income taxes and other receivables	153	(6	)(J)	132
		(15	)(M)

Total Current Assets	1,065	(21)		1,044
Net Property and Equipment	867	(60	)(K)	872
		65	(L)
Intangible Assets, net	4	—		4
Goodwill	81	—		81
Deferred Income Taxes and Other Assets	272	(118	)(J)	139
		(15	)(M)

Total Assets	$2,289	$(149)		$2,140

Liabilities and Shareholders' Equity
Current Liabilities:
Trade accounts payable	$96	$—		$96
Salaries and other accruals	279	(15	)(J)	243
		(21	)(M)
Short-term debt	—	700	(G)	700
Due to Abbott Laboratories within one year	—	191	(H)	191

Total Current Liabilities	375	855		1,230
Due to Abbott Laboratories beyond one year	—	109	(H)	109
Post-employment Obligations and Other Long-Term Liabilities	441	(328	)(J)	96
		(17	)(M)
Net investment in Hospira, Inc. by Abbott Laboratories.	1,532	(1,532	)(I)	—
Common stock, $0.01 par value, authorized 400,000,000 shares; outstanding 156,042,544 shares	—	2	(I)	2
Additional paid in capital	—	560	(I)	561
		1	(M)
Retained earnings	—	138	(I)	138
Accumulated other comprehensive (loss)/income	(59)	64	(J)	4
		(1	)(M)

Total Liabilities and Shareholders' Equity	$2,289	$(149)		$2,140

See Accompanying Notes To Unaudited Pro Forma Combined Financial Statements.

Notes to Unaudited Pro Forma Combined Financial Statements

        Due to regulations governing the preparation of pro forma financial statements, the pro forma financial statements do not reflect certain estimated incremental expenses associated with being an independent, public company. These additional pretax expenses are estimated to be approximately $40 million for 2004. The estimated incremental expenses associated with being an independent, public company include costs for computer systems and costs associated with corporate administrative services such as tax, treasury, audit, risk management and insurance, legal, stockholder relations and human resources.

  (A)
  Reflects interest expense related to $700 million in debt that Hospira assumed as part of its spin-off from Abbott. Also includes interest expense on equipment and inventory as described in note H below. The interest rate on the $700 million of debt was assumed to be approximately 4% for the year ended December 31, 2003 and approximately 2% for the three months ended March 31, 2004. Interest expense was calculated assuming constant debt levels throughout the periods. Interest expense may be higher or lower if Hospira's actual interest rate or credit ratings change. A 1/8% change to the annual interest rate would change net income by $0.6 million on an annual basis.

  (B)
  Reflects the removal of the cost of retirement benefits that were retained by Abbott after the spin-off. Abbott agreed to retain the post-employment medical benefits obligations for most of Hospira's employees who were retired or who were eligible to retire as of the date of the distribution. Abbott also retained the defined benefit plan obligations and assets for most of Hospira's retirees as of the distribution date.

  (C)
  Reflects the estimated differences in revenues and costs that Hospira will record for purchases and sales of product between Hospira and Abbott under contract manufacturing arrangements that will last at least one year, versus the amounts recorded in the historical financial statements. Historically, inventory transfers between Abbott and Hospira were recorded at cost. Subsequent to the spin-off, Hospira records as revenue its costs plus a third-party manufacturing profit for manufacturing services provided to Abbott. For certain products, Hospira will receive the bulk material from Abbott and the mark-up will be on the value added portion only. Inventory that Hospira purchases from Abbott are on the same basis as the historical amounts, but will also include a third-party manufacturing profit. Also reflects the impact of changes in terms of certain international sales subject to local currency restrictions.

  (D)
  Reflects the tax effects of the pro forma adjustments at the applicable income tax rates.

  (E)
  The number of Hospira shares used to compute basic earnings per share for the year ended December 31, 2003 is based on the number of shares of Hospira common stock assumed to be outstanding on the distribution date, based on the number of Abbott common shares outstanding on December 31, 2003 and a distribution ratio of one share of Hospira common stock for every ten Abbott common shares outstanding. The number of Hospira shares used to compute basic earnings per share for the three months ended March 31, 2004 is based on the number of Hospira common shares outstanding on the distribution date.

  (F)
  The number of shares used to compute diluted earnings per share is based on the number of basic shares of Hospira common stock as described in Note E above, plus incremental shares assuming exercise of dilutive outstanding options.

  (G)
  Hospira incurred $700 million in debt under a senior unsecured credit facility that Hospira and Abbott entered into prior to the distribution date. Abbott has retained all of the proceeds of the borrowing under the credit facility. Hospira retired this credit facility in June 2004 with the proceeds of the issuance of the old notes together with cash on hand.

  (H)
  Hospira will purchase certain international operations and assets (net of liabilities) from Abbott after the distribution date as Hospira establishes its business infrastructure outside the United States and obtains regulatory approval for the transfer of the marketing authorizations for Hospira products. The total amount due to Abbott is expected to be approximately $300 million, of which $191 million has been reflected as due within one year and the remaining $109 million has been reflected as due beyond one year. These amounts due to Abbott represent the estimated consideration for these net assets. Hospira will also pay Abbott interest on Abbott's net investment in equipment placed with customers from the distribution date until local closing, and on the beginning inventory until that inventory is realized by collection of a receivable. Hospira does not expect to pay interest on the accounts receivable related to most, if not all, of these operations, as Hospira expects to pay for these receivables as they are collected.

  (I)
  On the distribution date, Net Investment in Hospira, Inc. by Abbott Laboratories was redesignated as Hospira Shareholders' Equity and allocated between common stock and additional paid in capital based on the number of shares of Hospira common stock outstanding at the distribution date. The pro forma amount allocated to retained earnings represents accumulated retained earnings from Hospira's incorporation on September 16, 2003 through March 31, 2004.

  (J)
  Reflects the estimated retirement obligations, net of assets, retained by Abbott, as described in Note B above. The adjustment includes an anticipated payment from Abbott of an amount that would cause the Abbott and Hospira plans to be funded on an equivalent basis.

  (K)
  Reflects an adjustment to eliminate two international manufacturing facilities, Sligo, Ireland and Toronto, Canada, and one manufacturing facility in North Chicago, Illinois that Hospira operated in the past, and which Abbott has retained. The North Chicago facility has been leased to Hospira.

  (L)
  Reflects an adjustment to add a manufacturing facility in Liscate, Italy, which will be used by Hospira on a short-term basis for manufacture of an Abbott product and on a long-term basis for the manufacture of Hospira products. Also includes capitalized software that will be transferred to Hospira.

  (M)
  Under the contracts between Abbott and Hospira, certain assets and liabilities will not or may not be transferred or assumed by Hospira. These amounts are not significant individually or in the aggregate.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth Hospira's pro forma as adjusted consolidated ratio of earnings to fixed charges for the periods indicated. The pro forma as adjusted ratios assume that our spin-off from Abbott occurred as of January 1, 2003 and are further adjusted to give effect to the sale of the old notes and the application of the net proceeds therefrom. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and amortization of capitalized interest, net of capitalized interest. Fixed charges consist of interest expense including capitalized interest and the portion of rental expense representative of the interest factor (Hospira considers one-third of rental expense to be the amount representing return on capital).

        The historical ratio of earnings to fixed charges for Hospira for each of the years in the five-year period ended December 31, 2003 and for the three months ended March 31, 2003 and 2004 is not meaningful since Hospira did not have any debt during those time periods.

	Pro Forma As Adjusted
	Year Ended December 31, 2003	Three Months Ended March 31, 2004
Ratio of earnings to fixed charges	7.6	7.8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Review

        Hospira, Inc. operated as a part of Abbott's Hospital Products and International segments during the period of time covered by the financial statements included elsewhere in this prospectus. References to the historical assets, liabilities, products, businesses or activities of Hospira are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the business as it was conducted as part of Abbott and its subsidiaries prior to the spin-off. Resource allocations made within the Hospital Products and International segments have impacted the level of resources allocated to Hospira's business in any given year. These resource allocations affected Hospira's manufacturing cost structure, research and development project funding, and marketing, promotion and selling activities. Hospira's resource allocations may change. In addition, the financial information in the financial statements does not include all the expenses that would have been incurred had Hospira been a separate, stand-alone entity and does not reflect Hospira's results of operations, financial position and cash flows had Hospira been a stand-alone company during the periods presented.

        Hospira's revenues are derived primarily from the sale of a broad line of specialty pharmaceutical and medication delivery products manufactured primarily in Hospira facilities and sold to customers under short-term receivable arrangements. As of December 31, 2003, approximately 46% of Hospira's net sales were made under contracts with group purchasing organizations. Typically, these contracts cover a portion of Hospira's product lines, specify the prices for Hospira's products, and are effective for three to five years. Generally, the contracts are extended or competitively bid prior to contract expiration. The ability of Hospira to renew existing contracts or to enter into new contracts with the group purchasing organizations and their member hospitals is a key factor affecting the volume of product revenues that Hospira records. Hospira's contract manufacturing revenues are most affected by the third party's end market demand; contract expirations and renewals can also affect period-to-period comparisons. Other factors that affect product revenues are technological differentiation and foreign currency translation.

        While the legal transfer of certain operations and assets (net of liabilities) outside the United States is still being completed, these operations and assets are currently being used in the conduct of Hospira's international business and Hospira is subject to the risks and entitled to the benefits generated by the operations and assets. Hospira will be dependent on Abbott's international infrastructure for up to two years after the spin-off.

        In connection with its spin-off from Abbott, Hospira incurred $700 million in debt under a senior unsecured credit facility. Hospira repaid the amounts outstanding under the credit facility with the proceeds obtained through the offering of the old notes together with cash on hand. Over a period of time of up to two years after the spin-off, Hospira will also be obligated to purchase the international net assets from Abbott for the net book value of such assets at the time of such purchase. As of March 31, 2004, the net book value of such assets was approximately $300 million. Hospira has also entered into an unsecured revolving credit facility that is available for working capital and other requirements. This credit facility is in an aggregate amount of $375 million. This facility allows Hospira to borrow funds on an unsecured basis at variable interest rates as short-term cash needs dictate.

        Hospira management believes the key initiatives it will focus on in the next few years are as follows: continue the administrative separation from Abbott in the United States; establish its international infrastructure; identify and execute product line expansion opportunities either through internal development or strategic alliances; and identify and execute structural changes to maximize efficiencies and lower costs.

Critical Accounting Policies

        Revenue Recognition—Hospira's primary source of revenue is from product sales. Product sales revenue is recognized upon passage of title and risk of loss to customers (when product is delivered to common carrier for shipment to domestic customers). The injectable pharmaceutical contract manufacturing business involves filling customers' active pharmaceutical ingredient ("API") into delivery systems. Under these arrangements, customers' API is often consigned to Hospira, and Hospira is then liable for loss due to physical damage. For these arrangements, Hospira records revenue for the materials and labor provided by Hospira, plus a profit, upon shipment of product to the customer. In 2003, contract injectable pharmaceutical manufacturing revenues were approximately 6% of combined net sales.

        Hospira sells products to distributors who resell the products to the end customers. Hospira must provide rebates to members of buying groups who purchase from Hospira's distributors, to distributors that sell to their customers at prices determined under a contract between Hospira and the customer, or to state agencies, which administer various programs such as the federal Medicaid and Medicare programs. Rebate amounts are usually based upon the volume of purchases or by reference to a specific price for a product. Factors that complicate the rebate calculations are identification of which products have been sold subject to a rebate, which customer or government price terms apply and the estimated lag time between sale and payment of a rebate. Using historical trends, adjusted for current changes, Hospira estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Hospira records its sale of the product. Settlement of the rebate generally occurs from three to 24 months after sale. Hospira regularly analyzes the historical rebate trends and makes adjustments to recorded reserves for changes in trends and terms of rebate programs. Historical adjustments to recorded reserves have not been significant and Hospira does not expect significant revisions of these estimates in the future. Rebates charged against gross sales in 2003 amounted to approximately $825 million. A one-percentage point increase in the rebate amounts as a percentage of sales would decrease net sales and operating income by approximately $28 million.

        Pension and Post-Employment Benefits—Hospira's employees participate in Abbott benefit plans that offer pension benefits and post-employment health care. Hospira engages outside actuaries to calculate its obligations under these programs. With the assistance of outside actuaries, Hospira must develop long-term assumptions, the most significant of which are the health care cost trend rate, discount rate and the expected return on plan assets. Differences between the expected return on plan assets and the actual return are amortized over a five-year period. A difference between the assumed rates and the actual rates, which will not be known for decades, can be significant in relation to the obligation and the annual expense recorded for these programs. Note 5 to the combined financial statements for the year ended December 31, 2003 included elsewhere in this prospectus describes the impact of a one-percentage point change in the health care cost trend rate; however, there can be no certainty that a change would be limited to only one percentage point. In 2003 and 2002, Hospira recorded minimum pension liability adjustments of $19 million and $100 million, respectively, because the accumulated benefit obligations for certain domestic and international defined benefit plans exceeded the market value of the plans' assets. This resulted in charges to Accumulated other comprehensive loss of $12 million and $59 million, net of taxes, in 2003 and 2002, respectively. The discount rate used at December 31, 2003 for determining the accumulated benefit obligations was 6.0%. A one-percentage point reduction in the discount rate at December 31, 2003 would result in an increase in the minimum pension liability adjustments and an increase in the charge to Accumulated other comprehensive loss of approximately $109 million and $68 million, respectively.

        Litigation—Hospira accounts for litigation losses in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." Under SFAS No. 5, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period, as additional information is known. Accordingly, Hospira is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. Abbott will indemnify Hospira for any losses in pending and future cases and investigations that result from the ongoing industry-wide pricing investigations and cases as discussed in Note 9 to the combined financial statements for the year ended December 31, 2003 included elsewhere in this prospectus only to the extent they both relate to allegations existing as of the distribution date and to the sale of Hospira products prior to the distribution date. Hospira will assume any other losses that may result from such investigations and cases.

        Income Taxes—Hospira operates in numerous countries where its income tax returns are subject to audits and adjustments. Because Hospira operates globally, the nature of the audit items are often complex, and the objectives of the government auditors can result in a tax on the same income in more than one country. The company employs internal and external tax professionals to minimize audit adjustment amounts where possible. As part of Hospira's calculation of the provision for taxes on earnings, Hospira records the amount that it expects to incur as a result of audits. Abbott will indemnify Hospira for tax liabilities arising prior to the distribution date and therefore no income tax liabilities are reflected in the combined financial statements included elsewhere in this prospectus.

Results of Operations

        Hospira provides products and services in five major groups: Specialty Injectable Pharmaceuticals, Medication Delivery Systems, Injectable Pharmaceutical Contract Manufacturing, International and Other, which includes sales through alternate site channels and critical care devices. Sales for the years ended December 31, 2003, 2002 and 2001 have been reclassified to reflect these groups.

Three Months Ended March 31, 2004 and March 31, 2003

        Net sales decreased 1.9% in the first quarter of 2004 versus the first quarter of 2003. This decrease reflects a volume decline of 2.3%, primarily from sales to Abbott, coupled with lower prices on certain products of 1.1%, partially offset by the effect of the weaker U.S. dollar, which increased sales by 1.5%.

        A comparison of product line sales is as follows (dollars in millions):

	Three Months Ended March 31,
	2004	Percent Change vs. Prior Year*	2003	Percent Change vs. Prior Year*
U.S.—
Specialty Injectable Pharmaceuticals	$205	(1.3)	$208	3.1
Medication Delivery Systems	187	5.2	177	2.2
Injectable Pharmaceutical Contract Manufacturing	38	4.1	37	21.5
Sales to Abbott Laboratories	36	(29.6)	52	80.2
Other	55	(17.2)	66	(1.5)

Total U.S.	521	(3.5)	540	7.7

International—
Sales to Third Parties	90	8.7	83	1.5
Sales to Abbott Laboratories	10	(2.2)	10	21.9

Total International Sales	100	7.3	93	3.3

Combined Net Sales	$621	(1.9)	$633	7.0

*
Percentage change computed based on unrounded numbers.

        The sales decrease in Specialty Injectable Pharmaceuticals in 2004 was due primarily to approval of a competitor's generic version of Corlopam® in December 2003 and the related impact of the redeployment of commercial resources in anticipation of the generic launch. The sales increase in Medication Delivery Systems in 2004 was primarily due to increased placements, including the related sales of disposable sets, of Hospira's newer technology Plum A+®, Gemstar® and Lifecare PCA® 3 pumps. Sales to Abbott, which are recorded at cost, are impacted by Abbott's unit volume requirements. The decrease in U.S. sales to Abbott in 2004 was driven primarily by lower production levels for one of its proprietary anesthesia products and a thrombolytic agent product. Other U.S. sales primarily include sales to non-hospital customers and sales of critical care devices. The decrease in these 2004 sales was primarily due to the divestiture of paclitaxel in 2003, a decline in critical care products and the wind-down of the home infusion product line. The increase in International sales in 2004 was due to the favorable impact of the weaker U.S. dollar.

        The sales increase in Specialty Injectable Pharmaceuticals in 2003 was primarily due to volume gains in generic pharmaceuticals and imaging agents. The 2003 increase in Injectable Pharmaceutical Contract Manufacturing sales was primarily due to a one-time inventory build by a customer prior to the transition of manufacturing responsibility to them. The decrease in Other sales in 2003 was primarily due to a termination of a supply agreement and a decline in critical care products, partially offset by the launch of an oncology product in the middle of 2002 and the related sales to non-hospital customers.

        Gross profit margins were 27.1% of net sales in 2004 and 27.4% in 2003. The decrease in the gross profit margin was due primarily to increased manufacturing costs and lower U.S. prices, partially offset by a reduction in sales to Abbott. The effect of recording sales to Abbott at cost, as discussed above, reduced the gross margin by approximately 2 percentage points in 2004 and 3 percentage points in 2003.

        Research and development expense was $24 million in 2004 and $19 million in 2003, and represented a 26.2% increase year over year. This increase was due to increased spending in medication management systems and generic pharmaceutical development.

        Selling, general and administrative expense was $58 million in 2004 and $57 million in 2003, representing a 1.3% increase year over year. The increase was primarily driven by inflation.

        Taxes on earnings reflect the estimated annual effective rates and are determined on a separate-return basis. The effective tax rates are less than the statutory U.S. federal income tax rate principally due to the benefit of tax exemptions, of varying durations, in several taxing jurisdictions. The decrease in the effective income tax rate in the first quarter of 2004 versus the same period in 2003 is largely attributable to a greater portion of income derived from operations in jurisdictions subject to more favorable tax rates than the United States.

Years Ended December 31, 2003, 2002 and 2001

        Net sales increased 0.8%, 3.5% and 7.1% in 2003, 2002 and 2001, respectively. Increases in net sales for all years reflect primarily unit growth of 0.3%, 4.4% and 8.7%, partially offset by lower prices on certain products of 0.4%, 0.5% and 0.7% in 2003, 2002 and 2001, respectively. In addition, the effect of the relatively weaker U.S. dollar increased sales by 0.9% in 2003 and the effect of the relatively stronger U.S. dollar decreased sales by 0.4% and 0.9% in 2002 and 2001, respectively. Hospira has periodically sold product rights to non-strategic products and has recorded the related gains in net sales in accordance with Hospira's revenue recognition policies as discussed in Note 2 to the combined financial statements included elsewhere in this prospectus. These sales are not significant to combined net sales.

        A comparison of product line sales for 2003, 2002 and 2001 is as follows: (dollars in millions)

	Year Ended December 31,
	2003	Percent Change vs. Prior Year*	2002	Percent Change vs. Prior Year*	2001	Percent Change vs. Prior Year*
U.S.—
Specialty Injectable Pharmaceuticals	$858	(1.5)	$871	7.4	$811	5.9
Medication Delivery Systems	744	2.8	724	2.5	706	7.6
Injectable Pharmaceutical Contract Manufacturing	168	1.2	166	(6.7)	178	8.5
Sales to Abbott Laboratories	183	14.4	160	36.8	117	25.8
Other	268	(9.5)	296	2.1	290	7.8

Total U.S.	2,221	0.2	2,217	5.5	2,102	7.9

International—
Sales to Third Parties	364	4.6	348	(3.9)	362	(2.2)
Sales to Abbott Laboratories	41	7.9	38	22.6	31	3.3

Total International Sales	405	4.9	386	(1.8)	393	(1.8)

Other	(2)	n/a	—	n/a	19	n/a

Combined Net Sales	$2,624	0.8	$2,603	3.5	$2,514	7.1

*
Percentage change computed based on unrounded numbers.

        The decrease in Specialty Injectable Pharmaceuticals in 2003 was due primarily to terminations of certain distribution agreements and pricing pressures on anesthesia products, partially offset by volume growth for acute care products. Sales growth for Specialty Injectable Pharmaceuticals in 2002 and 2001 was due to volume gains for generic pharmaceuticals, imaging agents and Corlopam®. The sales increases for Medication Delivery Systems was due primarily to new product introductions. Injectable Pharmaceutical Contract Manufacturing sales were favorably impacted in 2003 and 2001 by new contract activity and were unfavorably impacted in 2002 by contract expirations and by changes in demand from third party customers. Sales to Abbott, which are recorded at cost, are impacted by Abbott's unit volume requirements. The sales increase in domestic sales to Abbott in 2003 was due to volume increases in one of Abbott's proprietary anesthesia products and the sales increase in 2002 was due to a new product launch by Abbott. Subsequent to the distribution date, sales to Abbott will reflect a markup for products manufactured for Abbott. Other Domestic sales primarily include sales to non-hospital customers and sales of critical care devices. The sales decrease in Other Domestic sales in 2003 was due to a termination of a supply agreement, the wind-down of the home infusion business and volume declines for critical care products. Sales increases in 2002 and 2001 reflect volume increases in non-hospital channels. The increase in International sales in 2003 was due in part to the favorable impact of the relatively weaker U.S. dollar and decreases in International sales in 2002 and 2001 are due primarily to the unfavorable impact of the relatively stronger U.S. dollar.

        Hospira has a distribution agreement for imaging agents at relatively low margins. The distribution agreement will expire at the end of 2005. Sales in 2003 under this agreement were $182 million, which is included in the Specialty Injectable Pharmaceuticals product line. Hospira markets Corlopam® in its Specialty Injectable Pharmaceuticals product line. A generic version of Corlopam® was approved by the U.S. Food and Drug Administration on December 1, 2003. Sales of Corlopam® in 2003 were $42 million.

        Hospira has multi-year pricing contracts with several group purchasing organizations. Contracts expiring in the next three years accounted for $475 million of combined net sales in 2003.

        Gross profit margins were 26.7% of net sales in 2003, 27.6% in 2002 and 28.9% in 2001. The decreases in the gross profit margins were due primarily to lower domestic prices, increased manufacturing costs and unfavorable international margins. Lower domestic prices decreased the gross margin by 0.3, 0.4 and 0.5 percentage points in 2003, 2002 and 2001, respectively. The 2001 gross profit margin was negatively affected by a $36 million restructuring charge as discussed below. Gross profit margins in all years were also positively affected by productivity improvements and negatively affected by inflation. The effect of recording sales to Abbott at cost, as discussed above, reduces the gross margin by approximately 2 percentage points in each period presented. Gross profit margins will improve subsequent to the distribution date when sales to Abbott will reflect a markup for products manufactured for Abbott.

        In 2001, Hospira announced that it was closing one of its manufacturing locations and relocating production to other Hospira facilities, resulting in a $36 million charge to Cost of products sold in 2001. The restructuring resulted in the elimination of approximately 1,000 manufacturing positions.

        Research and development expense was $110 million in 2003, $87 million in 2002, and $86 million in 2001, and represented 4.2% of net sales in 2003 and 3.4% of net sales in 2002 and 2001. The change in research and development as a percentage of sales in 2003 compared to 2002 and 2001 was due to increased spending in device development. Research and development spending will be concentrated on device and generic pharmaceutical development.

        Selling, general and administrative expense was $231 million in 2003, $254 million in 2002, and $244 million in 2001, and was 8.8% of net sales in 2003 compared to 9.7% of net sales in 2002 and 2001. The decrease in selling, general and administrative expenses as a percentage of sales in 2003 compared to 2002 and 2001 was due to the reallocation of support activities to products retained by Abbott. Selling, general and administrative expenses for all three years also reflect inflation and additional selling and marketing support for existing products.

        Other (income) expense, net for 2002 included a charge of $17 million as a result of other than temporary declines in the market values of certain equity securities.

        The effective income tax rates were 27.5% in 2003 and 30.0% in 2002 and 2001. The decrease in the effective income tax rate in 2003 was due primarily to the increased benefit of tax exemptions in Costa Rica and the Dominican Republic. Taxes on earnings reflect the estimated annual effective rates determined on a separate-return basis. The effective tax rates are less than the statutory U.S. federal income tax rate principally due to the benefit of tax exemptions in several taxing jurisdictions.

Transition from Abbott and Cost to Operate as an Independent Company

        The combined financial statements reflect the operating results and financial position of Hospira as it was operated by Abbott, rather than as an independent company. Hospira will incur additional ongoing operating expenses to operate as an independent company as discussed below. Also, as a part of the spin-off, Hospira will incur additional transitional costs and increased capital expenditures over the 2004 to 2006 time frame.

        Costs of corporate headquarters functions—The combined financial statements do not include many corporate headquarters functions that Hospira will need to establish and maintain. Hospira management estimates that annual ongoing incremental costs of a corporate headquarters will be approximately $29 million. In addition, Hospira will incur additional transitional expenses to establish corporate headquarters functions, as discussed below.

        Costs of computer systems that were previously shared with other Abbott operations—The operating costs of computer systems have been allocated to Hospira on bases which management believes are reasonable. Included in these allocations is Hospira's proportionate share of fixed operating costs. As an independent company, Hospira's computer operating costs will be higher. Management estimates the costs associated with operating separate Hospira computer systems will increase annual expense by approximately $16 million. In addition, Hospira will incur additional transitional expenses and capital expenditures to establish its independent computer systems, as discussed below.

        Costs of the international operating infrastructure—Hospira's international operations were a small portion of Abbott's International segment. Hospira does not currently have sufficient infrastructure for independent commercial operations in international markets. Abbott will provide infrastructure support to Hospira for up to two years after the distribution date. During the transition from Abbott, Hospira will incur additional transitional expenses, as discussed below, to establish its international infrastructure. Once the international infrastructure is fully in place, Hospira expects to incur approximately $10 million of annual expenses in excess of the expenses recorded in the historical results of operations.

        Capital expenditures and costs to replace space that was shared with other Abbott functions —Hospira has been charged for space that belongs to and will remain with Abbott. Accordingly, Hospira management expects that Hospira will purchase or construct separate facilities shortly after the distribution date, resulting in additional transitional capital expenditures and related expenses, as discussed below.

        Transitional costs and capital expenditures—In order to establish corporate headquarters, international infrastructure and independent computer systems, Hospira will incur additional transitional expenses and capital expenditures. These are estimated to total approximately $100 million of pretax expense and $82 million of capital expenditures over the 2004 to 2006 timeframe.

Financial Condition

Cash Flow

        Net Cash From Operating Activities was $72 million for the first quarter 2004. Net Cash From Operating Activities amounted to $368 million, $529 million and $483 million for the years ended

December 31, 2003, 2002 and 2001, respectively. The increase in inventories in 2003 was due primarily to increased finished goods inventories to meet sales initiatives in future periods, to better match inventory levels with customer demand, and to a short-term increase in the manufacturing process. The decrease in trade accounts payable and other liabilities in 2003 was due to the timing of payments of customer rebates and the domestic year-end payroll. The decrease in accounts receivable for 2002 was due to lower international sales and favorable collections of domestic and international receivables. Hospira expects future annual Net Cash From Operating Activities to be between $300 million and $500 million.

Working Capital

        At March 31, 2004, Hospira's working capital of approximately $691 million compared to working capital of approximately $716 million at December 31, 2003. The decrease in working capital in 2004 was primarily due to a decrease in inventories.

        At December 31, 2003 and 2002 working capital was $716 million and $572 million, respectively. The increase in working capital at December 31, 2003 was primarily due to higher inventory levels and lower other accrued liabilities at December 31, 2003 as discussed above.

        International trade receivables account for over one-third of the combined trade receivables and experience longer collection cycles than domestic trade receivables.

Capital Expenditures

        Capital expenditures of $59 million in 2004 were principally for upgrading and expanding manufacturing and administrative support facilities, and for equipment placed with customers. Annual capital expenditures for 2004 through 2006 are expected to be between $200 million and $300 million, including the transition related capital expenditures discussed above. This level of expenditure is expected to decrease after 2006.

        Capital expenditures of $197 million in 2003, $191 million in 2002, and $200 million in 2001 were principally for upgrading and expanding manufacturing and administrative support facilities and service equipment.

Debt and Capital

        On April 28, 2004, Abbott and Hospira entered into a $700 million, short-term senior unsecured credit facility. The proceeds of the senior unsecured credit facility were retained by Abbott. On the distribution date, Abbott was relieved of all obligations under the senior unsecured credit facility and Hospira became solely responsible for repayment of the principal and for payment of interest and fees on this debt. Hospira repaid all amounts outstanding under the senior unsecured credit facility with the net proceeds of the offering of the old notes together with cash on hand.

        Hospira has also entered into an unsecured revolving credit facility of $375 million that is available for working capital and other requirements. The revolving credit facility allows Hospira to borrow funds on an unsecured basis at variable interest rates as short-term cash needs dictate. Borrowings under the revolving credit facility initially bear interest at LIBOR plus 0.575%, plus a utilization fee of 0.125% if borrowings under the revolving credit facility exceed $125 million. The commitment is subject to an annual facility fee, initially 0.175%, and expires in April 2009.

        The interest rate and the facility fee on the revolving credit facility are subject to increase or decrease if there is a change in Hospira's credit rating (currently BBB by Standard & Poor's). The maximum interest rate would be LIBOR plus 1.25% on the revolving credit facility. The maximum facility fee on the revolving credit facility is 0.375%. The revolving credit facility contains customary restrictions, covenants and events of default for an unsecured financing.

        Hospira will purchase certain international operations and assets, and assume the corresponding liabilities, from Abbott over a two-year period after the distribution date as Hospira establishes its business infrastructure outside the United States and obtains regulatory approval for the transfer of the marketing authorizations for Hospira products. The purchase price will be equal to the net book value of those assets and liabilities at the time of such purchase. As of March 31, 2004, the net book value of those assets and liabilities was approximately $300 million. Hospira will pay Abbott interest on a portion of this purchase price at local prevailing short-term rates in connection with Hospira's use of these assets during that period. Hospira expects to fund these net asset purchases from operating cash flow.

Contractual Obligations

        Hospira has no material exposures to off-balance sheet arrangements, no special purpose entities, and no activities that include non-exchange-traded contracts accounted for at fair value. Hospira has periodically entered into agreements in the ordinary course of business, such as assignment of product rights, with other companies which have resulted in Hospira becoming secondarily liable for obligations for which Hospira was previously primarily liable. Since Hospira no longer maintains a business relationship with the other parties, Hospira is unable to develop an estimate of the maximum potential amount of future payments under these obligations. Based upon past experience, the likelihood of payments under these agreements is remote. The following table summarizes Hospira's estimated contractual obligations as of December 31, 2003 (dollars in millions):

	Payment Due By Period
	Total	2004	2005-2006	2007-2008	2009 and Thereafter
Lease obligations	$156	$31	$46	$34	$45
Purchase commitments(1)	305	304	1	—	—
Other long-term liabilities reflected on the consolidated balance sheet(2)	36	—	14	5	17

Existing obligations at December 31, 2003	$497	$335	$61	$39	$62
Commitments expected to be entered into by Hospira in connection with the proposed distribution:
Short-term debt to be assumed by Hospira(3)	700	700	—	—	—
Due to Abbott for acquisition of certain international net assets	300	191	94	15	—

Total	$1,497	$1,226	$155	$54	$62

(1)
Purchase commitments consist primarily of inventory purchases made in the normal course of business to meet operational requirements.

(2)
Excludes approximately $395 of other long-term liabilities related primarily to post-employment benefit plans. See Note 5 to the combined financial statements for the year ended December 31, 2003 included elsewhere in this prospectus for disclosures relating to these plans.

(3)
This short-term indebtedness was repaid in June 2004 with the proceeds from the offering of the old notes. The old notes are long-term obligations with $300 million maturing in 2009 and $400 million maturing in 2014.

Recently Issued Accounting Standards

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," which is effective for financial statements issued for fiscal years beginning after June 15, 2002. In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation requires the recognition of certain guarantees as liabilities at fair market value and is effective for guarantees issued or modified after December 31, 2002. Adoption of the provisions of the Statement and Interpretation did not have a material effect on the financial statements of Hospira.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and did not have a material effect on the financial statements of Hospira. Hospira accounted for the 2001 restructuring plan in accordance with Emerging Issues Task Force (EITF) Issue No. 94-3 and, accordingly, charged to income in 2001 all appropriate exit costs for plans approved by management before December 31, 2001. Accounting for these restructuring plans under SFAS No. 146 would have resulted in some of the expenses that were recorded in 2001 being recorded in 2002.

Legislative Issues

        On December 8, 2003, the President of the United States signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Among the provisions of the Act is a provision granting a subsidy to sponsors of retirement medical plans with prescription drug coverage when the benefit is at least actuarially equivalent to the Medicare Part D benefit. The Financial Accounting Standards Board has not issued final rules specifying how sponsors should account for this subsidy. Hospira has not estimated the expected favorable impact of the legislation on its retiree medical obligations or costs, and therefore has not reflected any effect of the legislation in the financial statements. The final rules, when issued by the Financial Accounting Standards Board, could require companies, including Hospira, to retroactively change amounts included in the accompanying consolidated financial statements.

        Hospira's primary markets are highly competitive and subject to substantial government regulation. Hospira expects debate to continue at both the federal and state levels over the availability, method of delivery, and payment for health care products and services. If additional legislation is enacted, it could have the effect of reducing prices, or reducing the rate of price increases, for medical products and services. International operations are also subject to a significant degree of government regulation. It is not possible to predict the extent to which Hospira or the health care industry in general might be adversely affected by these factors in the future.

Financial Instruments and Risk Management

Market Price Sensitive Financial Instruments

        Hospira maintains a portfolio of available-for-sale equity securities from strategic technology acquisitions. The market value of these investments was approximately $9 million and $4 million, respectively, as of December 31, 2003 and 2002. Hospira monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in estimated value occurs. A hypothetical 20% decrease in the share prices of these investments would decrease the fair value at December 31, 2003 by approximately $2 million. A 20% decrease is a reasonably possible near-term change in share prices.

Non-Publicly-Traded Equity Securities

        Hospira maintains a portfolio of equity securities from strategic technology acquisitions that are not traded on public stock exchanges. The carrying value of these investments was approximately $8 million and $10 million, respectively, as of December 31, 2003 and 2002. Hospira monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in estimated value occurs.

Foreign Currency Sensitive Financial Instruments

        Hospira accounts for derivatives in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Hospira formerly participated in Abbott's management of foreign currency exposures. As part of Abbott's strategy, certain foreign subsidiaries entered into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. In addition, Abbott entered into foreign currency forward exchange contracts to manage currency exposures for foreign currency denominated third-party trade payables and receivables where the receivable or payable is denominated in a currency other than the functional currency of the entity. Net expense and the notional value of foreign currency forward exchange contracts allocated to Hospira were not material.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

        On March 12, 2004, the audit committee of Abbott's board of directors engaged the accounting firm of Deloitte & Touche LLP as independent auditors for Hospira for the year ending December 31, 2004. Ernst & Young LLP was dismissed effective March 12, 2004. The change was recommended by Hospira's management and approved by the audit committee of Abbott's board of directors. The audit committee of Hospira's board of directors ratified the engagement of Deloitte & Touche LLP as Hospira's independent auditors after Hospira's spin-off from Abbott.

        There have been no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure or any reportable events since Ernst & Young LLP was engaged as Hospira's independent auditor in October 2003. The reports of Ernst & Young LLP on Hospira's balance sheets as of December 31, 2003 and 2002 and the related combined statements of earnings, comprehensive income and net investment in Hospira, Inc. and cash flows for the three years in the period ended December 31, 2003 contain no adverse opinion or disclaimer of opinion and are not qualified or modified as to uncertainty, audit scope or accounting principles.

        Hospira has provided Ernst & Young LLP with a copy of this disclosure and Ernst & Young LLP has furnished Hospira with a letter which is included as an exhibit to its registration statement under the Securities Exchange Act on Form 10 (File No. 1-31946).

BUSINESS

        We are a newly formed entity and prior to our spin-off from Abbott our business was conducted as part of Abbott. References in this document to our historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of our business as it was conducted as part of Abbott prior to the spin-off.

Business Overview

        We are a specialty pharmaceutical and medication delivery company that is focused on products that improve the safety and efficacy of patient care in the acute care setting. We are a global leader in the development, manufacturing and marketing of specialty injectable pharmaceuticals and medication delivery systems that deliver drugs and intravenous (I.V.) fluids. We are also a leading provider of contract manufacturing services to pharmaceutical and biotechnology companies for formulation development, filling and finishing of injectable pharmaceuticals. Our broad portfolio of products is used by hospitals, alternate site clinics, home healthcare providers and long-term care facilities, which we refer to collectively as the continuum of care.

        In 2003, our net sales were $2.6 billion, on which we earned net income of $260 million. The United States is the largest market for our products and accounted for approximately 85% of 2003 revenues. Sales outside the United States accounted for the remaining 15% of revenues. Within the broad portfolio of products that we offer, no single product accounted for more than 6% of 2003 sales. Our portfolio of products and services comprise five main groups:

Business Groups	Major Products and Services
Specialty Injectable Pharmaceuticals	•	More than 100 injectable generic drugs in more than 600 dosages and formulations
	•	Major therapeutic areas: pain, cardiovascular, infectious disease and anesthesia
	•	Precedex® for sedation
Medication Delivery Systems	•	Electronic pumps for intravenous (I.V.) drug delivery and patient controlled analgesia for pain management (PCA), including medication management systems
	•	Pre-mixed drug solutions and nutritionals for I.V. infusion
	•	I.V. solutions and supplies
Injectable Pharmaceutical Contract Manufacturing Services	•	Formulation development, filling and finishing of injectable pharmaceuticals on a contract basis for pharmaceutical and biotechnology companies
International	•	Sales of our products and services in nearly 70 countries outside the United States
Other	•	Sales through alternate site channels including clinics, home healthcare providers and long-term care facilities
	•	Hemodynamic monitoring systems used in intensive care and critical care units to measure cardiac output and blood flow

        Products from each of these groups are sold to our customers in the United States and in markets outside of the United States. Within the United States, our products are used by hospitals, alternate site clinics, home healthcare providers and long-term care facilities. In markets outside the United States, our major customers are hospitals.

Competitive Strengths

        We believe that our product expertise, size, breadth of product offerings, customer relationships and financial profile provide us with an excellent growth platform. We are committed to helping our customers meet their goals of delivering high quality care in an environment that requires increasing levels of efficiency, productivity, safety and cost effectiveness.

        Product Expertise.    Our strong heritage provides a solid foundation for continued development of safe and cost-effective products to increase our revenues in the hospital marketplace. For nearly 70 years, our business has focused on producing high quality products that have met the evolving needs of our customers. We intend to build on the core strengths of the contributed business to fulfill our mission of providing high quality, cost-effective products and innovations that address patient and customer needs across the continuum of care.

        Size and Scale of Operations.    Our products are sold in nearly 70 countries and our business has more than 14,000 employees worldwide. We operate 15 domestic and international manufacturing facilities that comprise more than 5 million square feet. We operate four strategically located distribution facilities in the United States. Our products will also be distributed out of Abbott's North Chicago distribution facility under a transition services agreement until distribution is moved to an alternate facility we have leased in Pleasant Prairie, Wisconsin.

        Breadth and Depth of Customer Relationships.    We have configured our U.S. sales and marketing organizations to meet the needs of our customers across the continuum of care and these organizations are highly trained and effective. Most hospitals in the United States are members of one or more group purchasing organizations, or GPOs, that enter into pricing arrangements on behalf of their members. We have purchasing agreements for specified products with the major GPOs in the United States. The scope of the products covered varies by GPO. Our business has extensive experience contracting with, marketing to and servicing members of GPOs and integrated delivery networks, or IDNs. Our U.S. sales organization includes sales professionals who sell our complete product line as well as product specialists who detail and promote our medication management systems to clinicians.

Industry Overview

        We estimate that in 2002 the U.S. market for our products and services was approximately $9 billion. In the United States our products are sold primarily to hospitals and other sites across the continuum of care and are distributed directly or through wholesalers and distributors. Sales to customers outside the United States are generally made through contracts or tender offers, wholesalers and/or distributors.

        The United States is the world's largest market for healthcare products and services. In 2001, healthcare spending as a percentage of gross domestic product reached 13.9%, a 6% increase over the 13.1% reported in 2000. Despite numerous cost containment initiatives, total hospital expenses per inpatient day increased from $682 in 1990 to $1,148 in 2000, a compound growth rate of 5.3%.

        These increases in healthcare expenditures have been attributed to an aging population. In 1970, patients over 65 years of age comprised 20% of hospital discharges and accounted for one-third of the days of care; in 2000, they comprised close to 40% of hospital discharges and accounted for almost half of the days of care. Patients over age 65 are also more likely to require treatment in critical care units. Critical care units represent only 5 to 10% of hospital beds in the United States, but they account for 30% of the total expenditures for healthcare in hospitals. As the baby boom generation ages, the healthcare system likely will be faced with a major challenge in its efforts to control expenditures. The U.S. Centers for Medicare & Medicaid Services estimates that healthcare expenditures will grow at a 7.4% compound annual rate from 2002 through 2010 and will reach 15.9% of gross domestic product by 2010. We believe that this increase will reflect higher hospital admissions of more acutely ill patients with complex conditions who are likely to require use of more of our products.

        In addition to coping with rising costs, hospitals in the United States continue to confront significant challenges in their efforts to improve patient safety, comply with higher regulatory standards for patient and clinician safety and meet an increased demand for services. These challenges are exacerbated by the decreased availability of trained personnel and reimbursement rates that are decreasing or, at best, are remaining the same. We believe that hospitals, in the United States as well as abroad, are seeking quality products and services that will enable them to better meet their goals of increasing patient safety and the effectiveness of clinical care while decreasing their overall costs. We also believe there is a significant market outside the United States for our products.

Business Strategy

        Treatment of patients in hospitals or hospital-like settings is a large and growing opportunity. Our strategy is to develop, manufacture and market products that improve the safety, efficacy and overall cost of patient care by meeting the increasing needs of customers for advanced medication management systems, innovative device technologies and specialty injectable pharmaceutical products. The key points of our strategy include:

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  Invest in new product development. We are expanding our portfolio of technology solutions to improve the effectiveness of patient care, including innovations in intravenous and injectable products, drug delivery and medication management. We also plan to expand our portfolio of generic injectable pharmaceuticals by increasing investment in our product development programs. We intend to increase the number of first-to-market generic injectable drugs in our portfolio and to develop innovative drug delivery and/or packaging systems.

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  Achieve increased operational efficiencies. As an independent company, it will be even more important for us to anticipate and react to changes in the marketplace and to improve our operating margins and cash flow on a continuous basis. We intend to improve our manufacturing processes and increase our operational flexibility and cost efficiencies.

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  Expand global sales. We intend to expand our U.S. sales. We also intend to increase our participation in select developed markets outside the United States that have increasing demands for acute care products or that present an opportunity for significant growth. We believe this focused approach will allow us to maximize our use of resources and increase our return on investment.

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  Pursue strategic opportunities. The healthcare industry is characterized by constant product innovation and periods of significant consolidation. We plan to expand our product and service offerings through strategic alliances or niche acquisitions to gain access to innovative technologies or product lines that are complementary to our existing products and services and can be brought to market through our existing sales channels.

Product and Service Offerings

        Our portfolio of products and services comprise five main business groups:

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  Specialty Injectable Pharmaceuticals;

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  Medication Delivery Systems;

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  Injectable Pharmaceutical Contract Manufacturing Services;

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  International; and

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  Other.

Specialty Injectable Pharmaceuticals

        The specialty pharmaceutical industry includes manufacturers of generic pharmaceutical products as well as manufacturers whose proprietary products are focused on a specific patient population or therapeutic area. Generic pharmaceutical companies provide lower cost alternatives to branded pharmaceuticals whose patents have expired. The two largest segments of the generic pharmaceutical market are oral and injectable dose forms.

        Generic injectable pharmaceuticals are sold primarily to hospitals as well as to other customers across the continuum of care. Significantly higher levels of expertise and investment are required for injectable pharmaceutical manufacturing than for oral dose pharmaceutical manufacturing. Due to the higher level of required investment and expertise, product margins are generally more sustainable and product life cycles tend to be longer compared to oral dose generic pharmaceuticals.

        We are an industry leader in the United States for the manufacture and sale of generic injectable pharmaceuticals other than blood products. Over the past 10 years we have significantly expanded our product line and now offer more than 100 generic injectable products in more than 600 dosages and formulations. We offer a broad product portfolio that includes medications for treatment of pain, cardiovascular and infectious diseases, neurological and psychiatric disorders and for use in anesthesia. All of our generic injectable pharmaceuticals include unit-of-use bar code labels that can be used in medication management programs.

        Other products in our specialty injectable pharmaceutical product portfolio include Corlopam®, which is indicated for in-hospital treatment of severe hypertension, and Precedex®, a proprietary sedative that is used most commonly in critical care units. Within the United States, we also distribute the imaging agents Magnevist® and Ultravist® through a distribution agreement with Berlex, Inc. which will expire at the end of 2005. Sales in 2003 under this agreement were $182 million. Precedex® is a registered trademark of Orion Corporation and Magnevist® and Ultravist® are registered trademarks of Berlex, Inc.

        New generic products developed upon patent expiry of proprietary branded drugs drive growth in the specialty injectable pharmaceutical market. A number of drugs with a total branded value of over $3 billion will be facing patent expiry in the United States by the end of the decade. We intend to invest in our business to increase the number of first-to-market generic injectable drugs in our portfolio and to build our injectable drug portfolio through internal development as well as through external strategic relationships that expand our technology capabilities and our ability to offer innovative products.

        Novel drug delivery formulations and formats are key points of product differentiation for generic injectable pharmaceuticals. We believe we provide more drug delivery options than any of our direct competitors. Our products enhance safety, increase productivity and reduce waste for our customers. Our drug delivery formats include standard offerings in ampoules and flip-top vials, which clinicians can use with standard syringes. Our proprietary drug delivery options include Carpuject® prefilled syringes, PCA syringes for use with our LifeCare PCA® II and LifeCare PCA® 3 devices, Ansyr® prefilled needleless emergency syringe systems, First Choice® premixes and the ADD-Vantage® System.

        Carpuject®.    The Carpuject® injectable system consists of prefilled cartridges that are loaded into a syringe holder to create a drug delivery system. Carpuject® prefilled cartridges minimize waste and decrease the incidence of dosing errors. The Carpuject® System is compatible with any connection port. The Carpuject® unit of use cartridge, tamper resistant packaging and bar coded labels enhance tracking and control of opioid analgesics and other controlled medications.

        First Choice®.    First Choice® premixed formulations are ready to use medications that are stable in aqueous solution at the concentration required for infusion therapy. These products generally decrease preparation time in the hospital pharmacy and speed delivery of the drug to the patient.

        ADD-Vantage®.    Not all medications are stable in aqueous solution at the concentration required for infusion therapy. The ADD-Vantage® System is a closed, sterile system that is used to rapidly and efficiently prepare drug solutions from pre-packaged drug powders or concentrates. The ADD-Vantage® System features a unique inner stopper that keeps the drug and diluent separated until the system is activated to permit the rapid mixing of drug and diluent. The ADD-Vantage® System can be prepared in the hospital pharmacy or at the patient's bedside. Drug vials can be stocked in automated dispensing machines and diluent containers can be stored on the nursing floor so that they will be immediately available to clinicians. This system reduces errors and decreases dispensing time and drug waste.

Medication Delivery Systems

        We are one of the top three companies in terms of sales in each of the subgroups we serve in the U.S. market for medication delivery systems. The medication delivery systems market consists of electronic drug delivery pumps, administration sets and accessories, and infusion therapy products that are used to deliver I.V. fluids and medications to patients who are being treated in a hospital or hospital-like setting.

        In 2001, approximately 32.7 million patients, excluding newborn infants, were discharged from hospitals in the United States, and we believe that the vast majority of these patients received I.V. fluids or medications during their hospital stay. In addition, patients who are severely ill or have undergone extensive surgical procedures may require treatment with multiple I.V. medications and fluids, either simultaneously or sequentially. For example, coronary artery bypass patients may receive between eight and twelve medications delivered through two or three electronic drug delivery systems to maintain fluid volume and stabilize blood pressure, control pain, prevent infection, and regulate heartbeat. Our products are also used in clinics, home healthcare and other sites across the continuum of care where I.V. administration of fluids and medications is required. We believe that use of electronic drug delivery systems and infusion therapy products will increase over the next decade due to an increase in the percentage of the population over age 65 that requires hospital care as well as an increase in the intensity of complex therapy they require.

        Recent key product innovations in our Medication Delivery Systems business group include our next-generation patient controlled analgesia device, LifeCare PCA® 3 (2003); our Plum A+® Multichannel Infusion Pump (2002); and our Hospira MedNet Software for our Plum A+® Infusion System (2003).

  Electronic Drug Delivery Systems

        Electronic drug delivery systems are drug delivery pumps and administration sets that are used to deliver I.V. fluids and medications. These systems consist of a reusable electronic drug delivery pump and disposable administration sets that are designed to fit a specific pump model. We typically enter into either a lease for the pump or a contract that provides for the lease of the pump and the purchase of disposable administration sets. We recognize recurring revenue over the life of the lease or over the life of the contract as disposable administration sets are purchased. For accounting purposes, we do not recognize revenue upon the initial placement of the pump under either of these arrangements. Worldwide, we estimate that more than 400,000 of our electronic drug delivery pumps are currently in use.

        Electronic drug delivery pumps differ in their method of fluid delivery and their compatibility for use with ambulatory or non-ambulatory patients. Accuracy, precision and reliability are key product requirements. Products are differentiated by ease of use, clarity of user interface, system capabilities, weight, cost and service requirements. Electronic drug delivery pumps with enhanced systems capabilities have become a key control point in efforts to improve medication management programs and decrease the incidence of medication errors.

        Our latest generation of electronic drug delivery products includes the products described below.

        Plum A+®.    The Plum A+® Infusion System is a stationary multi-channel pump with software and display features that have been designed to reduce drug administration errors and promote safe and on-time delivery of medications. Launched in 2000, the Plum A+® is a general purpose infusion platform that manages critical medications and complex dosing regimens by enabling clinicians to time and deliver a sequence of programmed volumes of I.V. medication doses through its control of two medication infusion channels for either sequential or concurrent infusion protocols. The Plum A+® calculates drug appropriate doses, displays key programming information and provides a pre-infusion review of programmed medication infusion parameters for clinician confirmation.

        GemStar®.    The GemStar® Medication Management System is an ambulatory, small, lightweight, single-channel pump with advanced software for customized therapy configuration. Its keypad and programming designs have been developed to improve the speed and accuracy of clinician programming and data entry. The GemStar® can be configured by the customer for use in multiple therapy options. These options include PCA and administration of general I.V. solutions and I.V. nutrition. The GemStar® can be pre-programmed by the nurse or pharmacist for use with a standard therapy protocol or for use with a patient-specific protocol.

        Omni-Flow®.    The Omni-Flow® 4000 Plus Pump IV Medication Management System is a stationary multi-channel pump with advanced software that manages and synchronizes the infusion of drugs through four channels that can be programmed for sequential or concurrent infusion. Its patented multi-drug management capabilities promote the safe and on-time delivery of medication and reduce drug administration errors. The Omni-Flow® System is widely used to administer complex drug therapy protocols, such as those for bone marrow transplantation, oncology and cardiac anesthesiology.

        LifeCare PCA® 3.    The LifeCare PCA® 3 System for patient controlled analgesia was introduced in 2003. It utilizes a stationary single-channel pump and is the only PCA system that incorporates a built-in bar code reader to automatically identify the drug name and drug concentration from the bar code labels on pre-filled drug vials. The LifeCare PCA® 3 System automatically enters the drug name and concentration into the pump programming sequence, thus reducing the number of manual entry programming steps and the potential for entry errors.

Medication Management

        To increase patient safety and decrease the incidence of medication errors, as well as their associated costs, we are utilizing information technology to develop medication management systems that are focused on ensuring that the right drug is given to the right patient, in the right dose, through the right route of administration, at the right time. We believe medication management represents an opportunity for significant growth.

        The Institute of Medicine reported in a study published in 1999 that an estimated 98,000 deaths occurred annually due to medical errors in U.S. hospitals and that 7,000 of these deaths were attributable to errors in medication administration. The same study estimated that the associated economic burden of medication administration errors was approximately $77 billion.

        Results from national surveys of hospital leaders indicate an increased need for information technology solutions that address patient safety and reduce errors in medication administration. In 2003, over 18% of hospital capital budgets were allocated to investments in information technology applications. Electronic documentation of care delivery is a primary focus of these investments. Information technology solutions that improve clinician productivity also are of significant interest to hospitals.

        We have recently introduced our Hospira MedNet™ Software product to respond to these market needs. This product has been designed to provide customers with drug information and decision support capabilities in a framework that can be used to create clinical decision policies and safety rule sets for clinicians at the point of care. Hospira MedNet™ Software has been designed to be compatible with the Plum A+®, GemStar® and LifeCare PCA® 3 systems. It is currently available for use with the Plum A+® Infusion System.

        Revenue for Hospira MedNet™ software is derived from the sale or lease of the software to existing and new Plum A+® Infusion System customers. The Hospira MedNet™ product was launched in December 2003 and has been installed for use in pumps at 19 locations through March 31, 2004, with an average time to complete an installation of three weeks.

        The Hospira MedNet™ drug library can be customized for up to 12 different clinical care areas, including intensive care units, emergency rooms, anesthesia and pediatrics, and drug listings can be prioritized by each clinical care area according to its standards.

        Hospira MedNet™ Software allows hospitals to define dose limits for up to 1,200 medications. It is the only drug library software available that offers both "soft" and "hard" dose and rate-setting limits for both primary and secondary infusion. Soft limits, which are currently the industry standard, allow a clinician to manually override dose limits if the clinician requires delivery of a larger or smaller dose than what is recommended by the clinician's hospital's best practice guidelines. As an added safety feature, the Hospira MedNet™ Software also allows hospitals to set hard limits that clinicians cannot manually override. The limits apply to drugs that are delivered through all programmable infusion channels, including single drug as well as multiple sequenced and concurrent drug infusions.

        Clinician confirmation is required before any medication infusion program can be activated. If a clinician makes a device programming error, the system will provide a warning, signaling that the program is outside the recommended limits of the hospital's best practices and protocols. If the entry is outside of the hard limits, the system will prevent the clinician from programming the device.

        Hospira MedNet™ Software maintains a history of all alarms and alerts that are generated from clinician programming outside of the best practice limits. It enables hospitals to track trends in their quality assurance programs and assists in their efforts to continuously improve standards of care.

        We are committed to market leadership in infusion therapy patient safety and medication management solutions. We are currently developing "intelligent" bedside medication delivery systems that expand on our Hospira MedNet™ Software. Our expanded systems are being designed to utilize bar coding technology to confirm patient identity as coded on a patient's wristband identification tag, record the identity of the clinician, and verify that the right drug is being administered at the right dose at the right time and through the right route of administration. These technology solutions will link the bar coded information with electronic drug delivery infusion systems, the patient record, the physician order and data from various other hospital information systems to create medication administration records that can be integrated into the patient record. By centralizing, integrating and continuously updating information from multiple sources, these technology solutions can "close the loop" on medication management and reduce medication administration errors.

Infusion Therapy Solutions and Supplies

        We are one of the U.S. leaders in infusion therapy solutions and supplies. We offer a broad product line that comprises more than 150 products in various formulations and includes I.V. solutions for general use, I.V. nutrition products, a synthetic plasma volume expander and solutions for irrigation. All of our injectable I.V. solutions include unit-of-use bar code labels that can be used in medication management programs. Infusion therapy supplies include catheters, connectors, cannulas and administration sets used to deliver intravenous therapy. Our line of infusion therapy supplies includes administration sets used in gravity I.V. administration, I.V. catheters and safety devices that are used to facilitate delivery of I.V. fluids and medications without the use of needles.

        General I.V. Solutions.    Intravenous solutions are used to replace body fluids and electrolytes that have been lost due to illness, injury or surgical procedures as well as to deliver I.V. medications. These fluids are delivered to the patient through administration sets using an electronic drug delivery pump or by gravity flow. Examples of general I.V. solutions are saline and dextrose solutions. We also sell Hextend®, a synthetic plasma volume expander, for use in clinical conditions where fluid replenishment with a general I.V. solution is not sufficient.

        I.V. Nutrition Products.    Our I.V. nutrition products are sold under the brand names Aminosyn®, Liposyn® and First Choice® Micronutrients. These products are used as supplements or to provide complete nutritional support to a patient who is unable to take nourishment from the usual oral route or has a non-functioning gastrointestinal tract due to major surgery, serious burns, chemotherapy treatments, or major gastrointestinal or inflammatory diseases. Intravenous nutritional products can provide the patient's complete requirements for protein and calories on either a temporary or an extended basis.

        Irrigation Products.    Irrigation products are sterile solutions of saline or water used to wash wounds and cleanse surgical sites.

        Needlestick Safety Products.    Protection of healthcare workers from needlestick injury and blood exposure is a key concern of hospitals. According to a 1999 study by the Centers for Disease Control and Prevention, U.S. healthcare workers experienced approximately 600,000 to 800,000 needlestick accidents each year. These exposures can lead to infection with bloodborne bacteria or viruses that cause severe acute or chronic diseases. Annual treatment costs for needlestick injuries have been estimated at approximately $1 billion. The Needlestick Safety and Prevention Act of 2000 requires hospitals to record and evaluate needlestick injuries and to use needleless or protected needle products to help reduce healthcare worker injuries and illnesses caused by needlesticks.

        We are one of the industry leaders in needlestick safety products and programs to support our customers' needlestick safety initiatives. LifeShield® CLAVE® and MicroCLAVE® connectors are one-piece valves that directly connect syringes filled with medications to a patient's I.V. line without the use of needles. We distribute ICU Medical's CLAVE® connectors to our customers in the United States and select markets outside the United States.

        Our line of needlestick safety products also includes the LifeShield® CLC™ 2000 catheter patency device, a positive pressure valve that is used to prevent the formation of blood clots in I.V. catheters due to blood backflow.

Injectable Pharmaceutical Contract Manufacturing Services

        We believe that our One2One™ manufacturing services group is the largest provider in terms of sales of contract manufacturing services for formulation development, filling and finishing of injectable drugs in North America. We work with our customers to develop stable injectable forms of their drugs and we fill and finish those and other drugs into containers and packaging selected by the customer. Our customers then sell the finished products under their own labels. One2One™ serves numerous customers, including many of the largest global pharmaceutical companies.

        Key criteria that are used by pharmaceutical and biotechnology companies in selecting contract manufacturers include the demonstrated ability to consistently meet regulatory standards, a solid financial profile, technology leadership and an ability to provide access to comprehensive capabilities. One2One™ does not manufacture active pharmaceutical ingredients, but is fully equipped to provide a wide range of filling and finishing services, including solutions preparation, sterile filling, lyophilization, terminal sterilization and packaging. Client companies can choose from a variety of delivery systems that includes small- and large-volume parenterals, flexible containers, pre-filled syringes and drug delivery cartridges. One2One™ also provides a full range of expertise in formulation development, analytical development and regulatory services.

        Demand for injectable pharmaceutical contract manufacturing services is driven by new drug development. Industry sources have projected that approximately 300 new injectable drugs could be approved in the next 10 years and that manufacturing of more than half of these drugs may be outsourced.

International

        Our products and services are sold in nearly 70 countries outside the United States.

Other

        Other is comprised of sales of our products to alternate site clinics, home healthcare providers and long-term care facilities and sales of critical care devices.

Critical Care Devices

        Critical care devices are used to monitor vital signs as well as specific physiologic functions of key organ systems. We are one of the leaders in the U.S. market for hemodynamic monitoring systems that are used to monitor cardiac function and blood flow in critically ill patients.

        Transpac®.    Our Transpac® products are disposable pressure-sensing devices that provide accurate and reliable continuous blood pressure readings and show the immediate effect of fluid management and drug administration. Most commonly these products are used on patients with suspected pulmonary disease or cardiovascular dysfunction.

        Safeset.™    Our Safeset™ Blood Sampling System provides the clinician with a convenient, needleless method to obtain a patient's blood sample and to administer I.V. fluids or drugs in conjunction with blood pressure monitoring devices. Use of the Safeset™ Blood Sampling System protects the clinician from exposure to bloodborne pathogens and reduces the risk of I.V. line contamination.

        Catheters.    Our advanced sensor pulmonary artery catheters are used to measure cardiac output and blood oxygen levels. The Opticath™ family of fiber-optic catheters is used to provide continuous monitoring of mixed venous oxygen saturation, blood pressure and cardiac output. Our fully integrated Q2+™ System includes the new Q2+™ mixed venous oxygen saturation and continuous cardiac output monitor and OptiQ® Disposable Pulmonary Artery Catheter. Other advanced sensor catheter systems include our Oximetrix® 3 System that provides continuous monitoring of blood oxygen saturation levels and the Q-Vue™ System that provides continuous monitoring of cardiac output.

        We also sell a line of standard hemodynamic monitoring catheters that includes central venous and pulmonary artery catheters as well as a line of angiography kits that are used in the cardiac catheterization laboratory and suction products that are used to collect fluids in the operating room.

Customers, Sales and Distribution

        The United States accounted for approximately 85% of our 2003 net sales. Our primary customers in the United States include hospitals, integrated delivery networks, alternate site facilities and medical product and drug wholesalers. A substantial portion of our products is sold to GPO member hospitals and through wholesalers and distributors. We have pricing agreements for specified products with the major GPOs in the United States, including AmeriNet, Broadlane, Consorta, MedAssets, Novation, PACT and Premier. The scope of products included in these agreements varies by GPO. We have configured our U.S. sales and marketing organizations to meet the needs of customers across the continuum of care and these organizations are highly trained and effective. Our sales organization includes sales professionals who sell our complete product line as well as product specialists who detail and promote our medication delivery systems. Our business has extensive experience contracting with, marketing to and servicing members of the major group purchasing organizations.

        In the United States, our products are distributed through a network of five distribution facilities as well as external distributors. The four distribution facilities in the United States we own and operate are located in Atlanta, Georgia; King of Prussia, Pennsylvania; Dallas, Texas; and Los Angeles, California. A fifth distribution facility is owned and operated by Abbott in North Chicago, Illinois. Abbott will continue to provide distribution services to us under a transition services agreement until these activities can be moved to another facility we have leased in Pleasant Prairie, Wisconsin.

        Sales in markets outside the United States comprised approximately 15% of 2003 net sales. Our products are sold in nearly 70 countries worldwide, with 53% of sales outside the United States occurring in Canada, Mexico and Europe. Our primary customers in markets outside the United States are hospitals and wholesalers that we serve through a direct sales force and a network of distributors. The majority of our business outside the United States is contract or tender driven.

        Currently, a significant portion of our commercial operations outside the United States are being performed for us by Abbott under transitional services arrangements. These transitional services will generally be provided by Abbott for varying periods up to two years following the distribution date. While some of our personnel outside the United States are former employees of Abbott, we are hiring additional people to conduct our business outside the United States, and we are establishing business infrastructure to support our operations. As we establish our business infrastructure outside the United States, Abbott will transfer the regulatory permits for our products and local assets to us (or to our distributors) and we will conduct those operations outside the United States. We expect that the transfer to us of operations outside the United States will happen on a country-by-country basis generally over the course of the two years following the distribution date.

Seasonality

        Sales are typically somewhat higher in the fourth quarter of the year, reflecting the buying patterns of our customers.

Backlog

        The dollar amount of our backlog orders believed to be firm as of March 1, 2004 was $7.1 million, all of which we expect to fill in fiscal 2004. The dollar amount of backlog orders believed to be firm as of December 31, 2003 was $9.5 million. We do not believe our backlog represents a material portion of our revenues or is a meaningful indication of future revenue.

Product Development

        Our product development strategies leverage our internal core competencies in the areas of pharmaceutical science, medicine, chemistry, engineering and sterilization technology with technology acquisitions, external collaborative relationships and new technology alliances. Our development programs are concentrated in the areas of medication delivery and generic injectable pharmaceuticals. We also maintain an active development program to support our injectable pharmaceutical contract manufacturing relationships.

        We employ more than 400 people, including approximately 350 scientists and engineers, at three product development facilities that are located in Lake County, Illinois, and Morgan Hill and San Diego, California. Our scientists and engineers are engaged primarily in programs to bring innovative new products to market. Their efforts are also focused on programs to enhance the effectiveness, ease of use, safety and reliability of existing products as well as to expand the use of our products in new markets or new applications.

        Our key programs in the area of medication delivery systems include the development of advanced infusion platforms and software systems. Our medication delivery systems in development have been designed to use barcoding to help prevent medication errors and inadvertent combination of incompatible drugs and thereby improve safety in the acute care setting. We have recently entered into an alliance with Cerner Corporation, a leading supplier of healthcare information technology, that will enable us to develop hardware and software systems that "close the loop" on medication management and improve cost efficiencies in patient management.

        We have developed, we market and we are making investments to develop additional PVC-free and DEHP-free infusion therapy product alternatives that offer innovation and value to our customers and their patients. The new products made from these alternative materials include sets designed for use on neonatal patients and additional options for use with blood and lipid-containing drugs and solutions.

        We are actively working to develop new generic injectable pharmaceuticals. To support expansion of our generic injectable pharmaceuticals business, we have identified 20 compounds that will be coming off patent on or before 2010 and have several active programs, both on our own and with third parties, in process to capitalize on these opportunities. We have introduced ten generic injectable pharmaceuticals in the last four years.

        Investment in product development in 2003 was $110 million, and we have spent $283 million on product development over the last three years.

Manufacturing

        We are a global manufacturer operating 12 plants in the Americas and three plants in Europe. Our plant locations within the Americas are: Ashland, Ohio; Austin, Texas; Buffalo, New York; Clayton, North Carolina, La Aurora, Costa Rica; McPherson, Kansas; Montreal, Quebec; Morgan Hill, California; North Chicago, Illinois; Rocky Mount, North Carolina; Salt Lake City, Utah; and San Cristobal, Dominican Republic. In Europe we operate manufacturing facilities located in Donegal and Finisklin, Ireland, and Liscate, Italy.

        We have invested approximately $225 million in capital improvements and expansions of our manufacturing facilities in the last three years. A capital expansion of our manufacturing facility located in McPherson, Kansas was initiated in January 2003. We anticipate construction will be complete in 2005.

        We are committed to manufacturing and delivering high quality, competitively priced hospital pharmaceuticals and devices to meet the demands of our customers. Our manufacturing operations are focused on regulatory compliance, continuous improvement, process standardization and excellence in execution across the organization. Our manufacturing operations are structured around an enterprise management philosophy and methodology that utilizes principles and tools common to a number of quality management programs including Six Sigma Quality, Lean Manufacturing and Total Quality Management.

        We believe that coupling rigorous statistical analytics and manufacturing controls with a strong customer orientation will provide us with a competitive advantage and will maintain our reputation as a responsive organization capable of meeting and exceeding customer, business and regulatory needs.

Raw Materials

        We use a broad and diverse range of raw materials in the design, development and manufacture of our products. While we produce some raw materials at our manufacturing sites, the majority of raw materials that we use are sourced externally on a global basis. Although most of the raw materials we use are readily available from multiple suppliers, the LifeShield® CLAVE® and MicroCLAVE®

connector products, which represented approximately 12% of our sales in 2003, rely on proprietary components that are available exclusively from ICU Medical. In addition, we purchase some of our materials from single suppliers for reasons of quality assurance, sole-source availability, cost-effectiveness or constraints resulting from regulatory requirements.

        We work very closely with our suppliers to assure continuity of supply while maintaining excellence in material quality and reliability. We continually evaluate alternate source suppliers, although we do not typically pursue regulatory qualification of alternative sources due to the strength of our existing supplier relationships, the reliability of our current supplier base and the time and expense associated with the regulatory process. Although a change in suppliers could require significant effort or investment by us in circumstances where the items supplied are integral to the performance of our products or incorporate unique technology, we do not believe that the loss of any existing supply arrangement (other than our supply arrangement with ICU Medical, which continues through 2014) would have a material adverse effect on our business.

Quality Assurance

        We are committed to creating and maintaining the highest standard of regulatory compliance while providing high quality products to our customers. To meet these commitments, we have developed and implemented appropriate quality systems and concepts throughout the organization. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance. Our quality assurance department provides quality leadership and supervises our quality systems. An active audit program utilizing both internal and external auditors monitors compliance with all applicable regulations, standards and internal policies. In addition, our facilities are subject to periodic inspection by the FDA and other regulatory authorities. In the past, our business has received notices alleging violations of applicable regulations and standards, and we have developed definitive action plans, implemented remedial programs and modified our practices to address these issues. Our quality system is designed to build in quality and to utilize continuous improvement concepts throughout the product life-cycle.

Competition

        Our industry is highly competitive. We compete with many companies, both public and private, that range from small, highly focused companies to large diversified healthcare manufacturers. We believe that the most effective competitors in our industry are focused on product quality and performance, breadth of product offering, manufacturing efficiency and the ability to develop and deliver cost-effective products and services that help hospitals provide high quality care in an environment that requires increasing levels of efficiency and productivity.

        Our competitors in medication delivery systems include Baxter, Alaris, Becton Dickinson, B. Braun, Fresenius and Terumo. Competitors in specialty injectable pharmaceuticals include Sicor, American Pharmaceutical Partners and Baxter as well as divisions of several multinational pharmaceutical companies. Baxter and Patheon are significant competitors of our contract manufacturing business. Edwards Lifesciences is a significant competitor in critical care monitoring devices. Local manufacturers of specialty injectable pharmaceuticals also compete with us on a country-by-country basis.

Properties

        The locations and uses of our manufacturing and administrative properties are as follows:

Location	Use	Owned/ Leased	Approximate Square Feet
Ashland, OH	Manufacturing	Owned	515,000
Austin, TX	Manufacturing	Owned	750,000
Buffalo, NY	Manufacturing	Owned	40,000
Clayton, NC	Manufacturing	Owned	100,000
Finisklin, Ireland	Manufacturing	Leased	25,000
La Aurora, Costa Rica	Manufacturing	Owned	290,000
Lake Forest, IL	Corporate Headquarters	Owned	245,000
Lake Forest, IL	Administration	Leased	140,000
Liscate, Italy	Manufacturing	Owned	365,000
Lurganbuoy, Donegal, Ireland	Manufacturing	Owned	70,000
McPherson, KS	Manufacturing	Owned	450,000
Montreal, Quebec Canada	Manufacturing	Owned	180,000
Morgan Hill, CA	Manufacturing	Owned	250,000
North Chicago, IL	Manufacturing	Leased	250,000
Rocky Mount, NC	Manufacturing	Owned	1,300,000
Salt Lake City, UT	Manufacturing	Owned	450,000
San Cristobal, Dominican Republic	Manufacturing	Leased	165,000

        The North Chicago, Illinois lease between Abbott and us expires in 2014; the Lake Forest, Illinois lease expires in 2016, the Dominican Republic lease expires in 2005 with an option to extend until 2011; and the Finisklin, Ireland lease expires in 2013.

        We believe that all of our facilities and equipment are in good condition and are well maintained. We believe that we will have adequate capacity to meet our needs at the time of the distribution.

Patents, Trademarks and Other Intellectual Property

        When possible, we seek patent and trademark protection for our products. We own and are licensed under a substantial number of patents, patent applications, trademarks and trademark applications. However, we do not consider any one or more of these patents, patent applications and trademarks and trademark applications to be material in relation to our business as a whole.

Employees

        We have approximately 14,000 employees worldwide, of which approximately 9,900 employees are in the United States. Approximately 400 of our employees in the United States, all of whom are employed at the Ashland, Ohio manufacturing facility, are covered by a collective bargaining agreement.

        We are in the third year of a five-year collective bargaining agreement with the United Steelworkers of America covering the union employees at the Ashland, Ohio manufacturing facility. In addition, a significant portion of our employees outside of the United States are members of works councils or trade unions. We believe that we generally have a good relationship with our employees and the works councils and unions that represent them.

Governmental Regulation and Other Matters

Food and Drug Laws

        Most of our products are subject to regulation by the FDA and foreign and supranational regulatory authorities, including the European Agency for the Evaluation of Medicinal Products for Human Use, or EMEA. Our marketed drugs and devices are subject to regulation with respect to, among other matters, manufacturing, post-marketing studies in humans, advertising and promotional activities and materials, and product labeling.

        All aspects of the manufacturing of regulated products are subject to substantial governmental oversight. Facilities used for the production, packaging, labeling, storage, and distribution of drugs and medical devices must be registered with the FDA and other regulatory authorities. All manufacturing activities for these products must be conducted in compliance with the relevant Good Manufacturing Practices, or GMPs. Our manufacturing facilities are subject to periodic and for-cause inspections to verify compliance with GMPs. New manufacturing facilities or the expansion of existing facilities will require inspection and approval by the FDA and other regulatory authorities before products produced at that site can enter commercial distribution. If the FDA or another regulatory agency finds upon inspection that a manufacturer has failed to comply with GMPs, it may take various enforcement actions including, but not limited to, issuing a warning letter or similar correspondence, mandating a product recall, seizing violative product, imposing civil penalties, and referring the matter to a law enforcement authority for criminal prosecution. See "Risk Factors—Risks Relating to our Industry—We and our suppliers and customers are subject to various governmental regulations and it could be costly to comply with these regulations and to develop compliant products and processes."

        Our sales and marketing activities for regulated products, particularly prescription drugs and restricted medical devices, are also highly regulated. Regulatory authorities have the power to mandate the discontinuance of promotional materials, practices and programs if they include information that is beyond the scope of the indications included in the approved or cleared labeling or is not in compliance with specific regulatory requirements.

        Some of our drug products which are considered controlled substances, are also subject to additional regulation by the U.S. Drug Enforcement Administration, or DEA, and various state and foreign authorities. These drugs, which have varying degrees of potential for abuse, require specialized controls for production, storage and distribution to prevent theft and diversion. Violation of controlled substance statutes and regulations may result in substantial civil and criminal penalties.

Health Care Fraud and Abuse Laws

        As a manufacturer and distributor of prescription drugs and medical products to hospitals and other health care providers, we and our customers are subject to the federal anti-kickback statute, which applies to Medicare, Medicaid and other state and federal programs. This statute prohibits the solicitation, offer, payment or receipt of remuneration in return for referrals or the purchase, or in return for recommending or arranging for the referral or purchase of goods covered by the programs. The anti-kickback law provides a number of exceptions or "safe harbors" for particular types of transactions. We believe that our arrangements with our customers are in material compliance with the anti-kickback statute and relevant safe harbors. While we generally do not file claims for reimbursement from government payors, the federal government has asserted theories of liability against manufacturers under the Federal False Claims Act, which prohibits the submission of false claims to Medicare, Medicaid and other state and federal programs. We believe that our arrangements with and actions in regard to our claims-filing customers are in material compliance with the Federal False Claims Act. Many states have similar fraud and abuse laws, and we believe that we are in material compliance with those laws. If it were determined that we were not in compliance with those laws, however, we could be subject to criminal and/or civil liability, exclusion from participation in Medicare, Medicaid and other state and federal programs, or other material adverse effects.

Environmental Laws

        Our manufacturing operations worldwide are subject to many requirements under environmental laws. In the United States, the U.S. Environmental Protection Agency and similar state agencies administer laws which restrict the emission of pollutants into the air, discharges of pollutants into bodies of water, and disposal of pollutants on the ground. Violations of these laws can result in significant civil and criminal penalties, and incarceration. The failure to obtain a permit for certain activities may be a violation of environmental law and subject the owner and operator to civil and criminal sanctions. Most environmental agencies also have the power to shut down an operation if it is operating in violation of environmental law. U.S. laws also typically allow citizens to bring private enforcement actions in some situations. Outside the United States, the environmental laws and their enforcement vary and they can be more burdensome. For example, in some European countries there are environmental taxes and laws requiring manufacturers to take back used products at the end of their useful life. This does not currently have a significant impact on our products, but such laws are expanding rapidly in Europe. We have management systems in place which are intended to minimize the potential for violations of these laws.

        Other environmental laws, primarily in the United States, address the contamination of land and groundwater, and require the clean-up of such contamination. These laws may apply not only to the owner or operator of an on-going business, but also to the owner of land contaminated by a prior owner or operator. In addition, if a parcel is contaminated by the release of a hazardous substance, such as through its historic use as a disposal site, any person or company that has contributed to that contamination, whether or not they have a legal interest in the land, may be subject to a requirement to clean up the parcel. We have been involved with a number of sites at which clean-up has been required, some as the sole owner and responsible party, and some as a contributor in conjunction with other parties. The resulting costs tend to be in the form of legal expenses, contributions to the cost of the investigation or clean-up of the contaminated sites, or settlement payments to reimburse the government for past remedial work.

Safety and Health Laws

        In the United States, the Occupational Safety and Health Act sets forth requirements for conditions of the workplace. Our operations are subject to many of these requirements, particularly in connection with our employees' use of equipment and chemicals at manufacturing sites that pose a potential health or safety hazard. Violation of these laws can result in civil and criminal penalties.

Transportation Laws

        Our operations include transporting materials defined as "hazardous" over land, over sea, and through the air. All these activities are regulated under laws administered by the U.S. Department of Transportation and similar agencies outside the United States. They include complex requirements for packing, labeling, and recordkeeping, and the failure to comply can result in civil and criminal sanctions.

Customs Laws

        The import and export of many goods across national borders are heavily regulated, especially in the United States. As the importer and exporter of many shipments each year, we must comply with all customs regulations and pay fees and duties on certain shipments. Failure to comply can result in significant financial penalties and criminal sanctions.

California Proposition 65

        Some state laws regulate the safety of our products in the marketplace to a greater extent than FDA requirements. For example, under California's Safe Drinking Water and Toxic Enforcement Act of 1986, also known as "Proposition 65," the state has established a list of chemicals considered to be hazardous. If, as a result of the sale in California of a product containing a listed chemical, a person is exposed to the chemical, the seller of that product must provide that person with a warning. Monetary penalties for non-compliance can be substantial, although there are no criminal sanctions.

Legal Matters

        Except as otherwise agreed to by Abbott and Hospira in connection with the spin-off, we have assumed any liabilities Abbott incurred with respect to various pending claims and legal proceedings to the extent they relate to our products or were caused by our actions or inactions when we were part of Abbott, including product liability proceedings, other than certain liabilities relating to allegations that we engaged in improper marketing and pricing practices in connection with federal, state or private reimbursement for our products. We are obligated to indemnify Abbott for the liabilities we have assumed, and it is also possible that we will be named as a subject or defendant in those claims or legal proceedings. In addition, we expect that we and our subsidiaries will from time to time become subject to claims and legal proceedings arising in the ordinary course of business. It is not feasible to predict the outcome of any such proceedings, and we cannot assure you that their ultimate disposition will not have a material adverse effect on our business, financial condition, cash flows or results of operation.

        We have secured product liability insurance in amounts that we believe to be reasonable and standard in the industry. For a more complete discussion of the future risks relating to insurance matters, please see the discussion above under the heading "Risk Factors—Risks Relating to Our Business—We may incur product liability losses, and insurance coverage could be inadequate or unavailable to cover these losses."

MANAGEMENT

Our Directors and Executive Officers

        The following table sets forth information as to persons who serve as our directors or executive officers, including their ages as of May 1, 2004. All of our officers and directors became our officers and directors at the time of our spin-off from Abbott except for Christopher B. Begley, who became our Chief Executive Officer on April 8, 2004.

Name	Age	Position
David A. Jones	72	Chairman
Joel T. Allison	56	Director
Irving W. Bailey, II	62	Director
Connie R. Curran, RN, Ed.D.	56	Director
Jacque J. Sokolov, M.D.	49	Director
John C. Staley	62	Director
Christopher B. Begley	52	Chief Executive Officer and Director
John Arnott	43	Senior Vice President, Global Commercial Operations
Terrence C. Kearney	49	Senior Vice President, Finance and Chief Financial Officer
Edward A. Ogunro, Ph.D.	51	Senior Vice President, Research and Development, Medical and Regulatory Affairs and Chief Scientific Officer
Brian J. Smith	52	Senior Vice President, General Counsel and Secretary

        David A. Jones is Chairman of the board of directors. Mr. Jones was a director of Abbott for over 20 years, from 1982 until his retirement from the Abbott board in 2003. He is a co-founder of Humana Inc. and served as Chairman and Chief Executive Officer since its organization in 1961 until he retired as Chief Executive Officer in 1997. In 1999, Mr. Jones resumed his responsibilities as Chief Executive Officer and held that position until 2000, when he resumed the position of Chairman.

        Joel T. Allison is a director. Mr. Allison has served as the President and Chief Executive Officer of the Baylor Health Care System in Dallas, Texas since May 2000, and served as the Senior Executive Vice President and Chief Operating Officer from 1993 until his appointment as President and CEO. Mr. Allison serves on the board of directors of many healthcare and community organizations, including the American Hospital Association Healthcare Systems Governing Council, Health Careers Foundation, National Committee for Quality Health Care, Healthcare Leadership Council, Texas Hospital Association, Greater Dallas Chamber and the United Way of Metropolitan Dallas. Mr. Allison is a Fellow of the American College of Healthcare Executives.

        Irving W. Bailey, II is a director. Mr. Bailey has served as a Managing Director of Chrysalis Ventures, a private equity management firm, since June 2001. Mr. Bailey served as President of Bailey Capital Corporation, also a private equity management firm, from January 1998 to June 2001, and as Chief Executive Officer of Providian Corporation, an insurance and diversified financial services company, from 1988 to 1997. Mr. Bailey also serves as a director of AEGON N.V. and Computer Sciences Corporation.

        Connie R. Curran, RN, Ed.D. is a director. Dr. Curran has served as the Executive Director of the National Dialogue on Cancer, a health advocacy organization, since 2003. From 1995 to 2000, Dr. Curran served as President and Chief Executive Officer of CurranCare, LLC, a healthcare consulting company. Upon the acquisition of CurranCare by Cardinal Health Consulting Services in November 2000, Dr. Curran served as President of Cardinal Health Consulting Services, a consulting company with expertise in surgical services, hospital operations and case management and home care, until February 2002. Dr. Curran has served as Vice President of the American Hospital Association and

Dean at the Medical College of Wisconsin. Dr. Curran also serves as a director of CardioDynamics International Corp. and IDX Systems Corporation.

        Jacque J. Sokolov, M.D. is a director. Dr. Sokolov has served for the last five years as the Chairman and a Senior Partner of Sokolov, Sokolov, Burgess, a national healthcare management consulting, project development and investment firm. Dr. Sokolov previously served as Chairman of Coastal Physician Group, Inc., which later became PhyAmerica Physician Group, Inc., from 1994 until 1997 and as Vice President and Chief Medical Officer for Southern California Edison from 1989 until 1992. Dr. Sokolov also serves as a director of MedCath Corporation, a national provider of cardiovascular services.

        John C. Staley is a director. Mr. Staley served as the Managing Partner of the Lake Michigan Area of Ernst & Young LLP, a position that he held from 1985 to his retirement in June 2001. Mr. Staley also serves as a trustee of CenterPoint Properties Trust, a real estate investment trust, and as a director of eLoyalty Corporation, a management consulting firm focused on customer relationship management. Mr. Staley is also the Chairman of the Board of Trustees of DePaul University.

        Christopher B. Begley is our Chief Executive Officer and a director. Mr. Begley provided 18 years of service to Abbott, and served as Senior Vice President, Hospital Products, from 2000 to April 2004. Prior to his appointment as Senior Vice President, Hospital Products, Mr. Begley served as Senior Vice President, Chemical and Agricultural Products from 1999 to 2000, Vice President, Abbott Health Systems, from 1998 to 1999, and Vice President, MediSense Operations, in 1998. Mr. Begley also serves as a director of Children's Memorial Hospital.

        John Arnott is our Senior Vice President, Global Commercial Operations. Mr. Arnott served as Vice President of Abbott's Hospital Business Sector from July 2002 to April 2004. Mr. Arnott held various management positions during his 14 years with Abbott, including Divisional Vice President and Regional Director, Europe, Abbott International Division from March 2002 to July 2002, Divisional Vice President, Marketing and Business Development, Abbott International Division from 2000 to 2002 and General Manager, The Netherlands, Abbott International Division from 1997 to 2000.

        Terrence C. Kearney is our Senior Vice President, Finance and Chief Financial Officer. Mr. Kearney served as Vice President and Treasurer of Abbott from 2001 to April 2004. From 1996 to 2001, Mr. Kearney was Divisional Vice President and Controller for Abbott's International Division. Mr. Kearney provided 24 years of service to Abbott.

        Edward A. Ogunro, Ph.D. is our Senior Vice President, Research and Development, Medical and Regulatory Affairs and Chief Scientific Officer. Dr. Ogunro served as Vice President Hospital Products Research and Development, Medical and Regulatory Affairs of Abbott from 1999 to April 2004. Dr. Ogunro was Divisional Vice President for Abbott's Immuno Diagnostics and Chemistry R&D Organization from 1995 to 1999 and served with Abbott for 21 years.

        Brian J. Smith is our Senior Vice President, General Counsel and Secretary. Mr. Smith served as been Divisional Vice President, Domestic Legal Operations of Abbott from 1995 to April 2004 and served with Abbott for 25 years.

        Our board of directors is divided into three classes. Joel T. Allison, Irving W. Bailey, II and Jacque J. Sokolov are Class I directors, with terms expiring at the annual meeting of stockholders to be held in 2005, Christopher B. Begley and John C. Staley are Class II directors with terms expiring at the annual meeting of stockholders to be held in 2006, and Connie R. Curran and David A. Jones are Class III directors with terms expiring at the annual meeting of stockholders to be held in 2007. Commencing with the annual meeting of stockholders to be held in 2005, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

Executive Compensation

        The nominations and compensation committee is responsible for administering the compensation program for our executive officers.

        Our executive compensation program is based upon a pay-for-performance philosophy. Under our program an executive's direct compensation is based on the following components:

  •
  base salary;

  •
  an annual incentive or bonus payment; and

  •
  long-term incentives, which may include cash-based awards, stock-based awards, stock appreciation rights and/or stock options.

        Our goal is to administer executive compensation in a manner that aligns the interests of our stockholders with the ability to attract, retain, and motivate outstanding leadership. Therefore, total compensation is determined by the success of our company and offers the opportunity to earn above average rewards when merited by corporate and individual performance and provide total compensation opportunities, when merited by performance, that are competitive in the marketplace.

Base Salary

        An executive's base salary is determined by an assessment of her/his sustained performance against her/his individual job responsibilities including, where appropriate, the impact of such performance on our business results, current salary in relation to the competitive market for the job, experience and potential for advancement.

Annual Incentives

        Our annual incentive plans are designed to establish a link between annual incentives and our financial success by rewarding executives when our company achieves established financial objectives and when each executive meets his or her predetermined goals. These goals may include financial measures selected by our board of directors such as consolidated net earnings, EBITDA (earnings before interest, taxes, depreciation and amortization), profitability, cash flow, total sales and earnings per share and non-financial measures such as the attainment of selected strategic goals. An individual executive's annual incentive opportunity is a percentage of her/his salary determined by the executive's job level and competitive survey data. Actual annual incentive payments are determined by our company's achievement of its established financial goals and the executive's achievement of the predetermined goals noted above. It is our intent that our annual incentive program for key executives meet the requirements of the Omnibus Budget Reconciliation Act of 1993 and that appropriate levels of deductibility be maintained. All or a portion of the incentive compensation payable in or attributable to 2004 may, for certain officers of the company, be paid into existing grantor trusts established pursuant to similar incentive plans maintained by Abbott. Abbott has retained the obligation to maintain the trusts and all ongoing trust-related expenses.

Long-Term Incentives

        Our long-term incentives are primarily in the form of stock option awards, stock appreciation rights and restricted stock. However, other types of equity-based awards may also be granted to attract, retain and motivate key employees and directors critical to our long-term success. In addition, bonus shares, stock units, performance units, performance shares and cash incentive awards may also be granted to further align executive compensation with our financial success. The various awards may be made under the Hospira 2004 Long-Term Stock Incentive Plan. The objective of these awards is to advance our longer-term interests and those of our stockholders and to complement incentives tied to annual performance. The various awards under the Hospira 2004 Long-Term Stock Incentive Plan are intended to provide rewards to eligible participants based upon the creation of incremental stockholder value. All awards made in conjunction with the cancellation of Abbott stock awards and replacement with Hospira awards in the spin-off were made under the Hospira 2004 Long-Term Stock Incentive Plan. Stock options generally only produce value to executives if the price of our stock appreciates from the value on the date of grant, thereby directly linking the interests of participants with those of stockholders. Many options granted to replace Abbott options, however, have an exercise price that is lower than Hospira's stock value was on the distribution date. The number of stock options granted is based on the participant's position and responsibilities, the participant's performance in the prior year and the participant's potential for continued sustained contributions to our success. With the exception of conversion options, the participant's rights under the stock options generally vest over a three-year period and each option is generally exercisable, but only to the extent vested, over a ten-year period following its grant. We have established share ownership guidelines for our executives. We believe ownership guidelines for certain executives helps preserve the linkage between the interests of the executives and those of stockholders.

New Hospira Stock Option Awards

        Our nominations and compensation committee has granted stock options covering approximately 8,409,000 shares of our common stock in the aggregate to most employees in the United States and selected management employees outside the United States in connection with the spin-off.

Restricted Stock Awards

        In addition to the Abbott restricted stock awards held by our executive officers as of December 31, 2003, as reflected in footnote 1 to the Summary Compensation Table below, the following grants of Abbott restricted stock were made as of February 20, 2004; C. B. Begley 8,000 shares, J. Arnott 3,500 shares, T. C. Kearney 3,500 shares and E. A. Ogunro 5,500 shares. All restrictions on the Abbott restricted stock held by Hospira executive officers were removed as of the distribution date and all such shares became fully vested and transferable.

        The following table sets forth compensation information for our Chief Executive Officer and our four other executive officers who, based on the salary and bonus compensation received from Abbott, were the most highly compensated for the year ended December 31, 2003. All information set forth in this table reflects compensation earned by these individuals for service with Abbott for the year ended December 31, 2003. Historical compensation for service with Abbott may not be indicative of future compensation for service with Hospira.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Restricted Stock Award(s) ($)(2)	Securities Underlying Options/ SARs (#)		All Other Compensation ($)(3)
Christopher B. Begley Chief Executive Officer and Director	2003	$469,800	$428,200	$406,397	$0	90,000 26,059	(4)	$23,490
John Arnott Senior Vice President, Global Commercial Operations	2003	259,615	178,300	584	0	50,000		12,981
Terrence C. Kearney Senior Vice President, Finance and Chief Financial Officer	2003	280,384	225,000	0	0	50,000 12,711	(4)	14,019
Edward A. Ogunro, Ph.D. Senior Vice President, Research and Development, Medical and Regulatory Affairs and Chief Scientific Officer	2003	313,200	231,000	166,263	0	50,000 25,530	(4)	15,660
Brian J. Smith Senior Vice President, General Counsel and Secretary	2003	280,431	150,000	0	0	13,500		10,000

(1)
For C. B. Begley and E. A. Ogunro, these amounts are comprised of tax and interest adjustments and trustee fees due under secular trusts maintained under a deferred incentive plan, as well as earnings, tax adjustment and trustee fees under secular trusts maintained under a supplemental 401(k) plan. The amounts also include make-whole tax adjustments on such trustee fees under a supplemental pension plan. For J. Arnott, this amount is comprised of trustee fees due under a secular trust maintained under a deferred incentive plan.

(2)
The number and value of restricted shares held as of December 31, 2003, respectively, were as follows:

  C. B. Begley—43,000 / $2,003,800;
  J. Arnott—15,000 / $699,000;
  T. C. Kearney—23,000 / $1,071,800; and
  E. A. Ogunro—30,000 / $1,398,000.

  The officers receive all dividends paid on these shares, and the restrictions on these shares lapsed upon our spin-off from Abbott.

(3)
These amounts are employer contributions made to the Abbott Laboratories Stock Retirement Plan and made or accrued with respect to the Abbott Laboratories 401(k) Supplemental Plan.

(4)
These are replacement stock options. They are described in the table captioned "OPTION/SAR GRANTS IN LAST FISCAL YEAR" below.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options/SARs Granted(#)(2)		Options/SARs Granted to Employees in Fiscal Year		Exercise or Base Price ($/Sh.)	Expiration Date	Grant Date Present Value(1)
Christopher B. Begley	90,000	(3)	3.3%		$35.36	02/13/2013	$785,700
Replacement Options:	26,059		0.9%		43.60	02/10/2010	255,378
John Arnott	50,000	(3)	1.8%		35.36	02/13/2013	436,500
Terrence C. Kearney	50,000	(3)	1.8%		35.36	02/13/2013	436,500
Replacement Options:	12,711		0.5%		45.35	02/10/2010	125,203
Edward A. Ogunro, Ph.D.	50,000	(3)	1.8%		35.36	02/13/2013	436,500
Replacement Options:	18,439 2,576 4,515		0.7 0.1 0.2	% % %	44.05 45.35 45.35	02/10/2010 02/08/2006 02/10/2010	180,333 12,880 44,473
Brian J. Smith	13,500	(3)	0.5%		35.36	02/13/2013	117,855

(1)
These values were determined using a Black-Scholes stock option valuation model. For options, other than replacement options, the model uses the following assumptions: expected volatility of 32%, dividend yield of 2.8%, risk-free interest of 2.7%, and option life of 5.4 years. For replacement options, the model uses the following assumptions: expected volatility ranging between 27% and 33%, dividend yield of 2.2%, risk-free interest ranging between 1.4% and 2.6%, and an option life equal to 54% of the option's remaining term. Expected volatility is based on the historic volatility of Abbott stock over a period prior to the option's grant equal to the option's expected life. Dividend yield is based on the option's exercise price and an annual dividend rate of $0.98 per share. Risk-free interest is based on the rates available at the time of the grant for zero-coupon U.S. government issues with a remaining term equal to the option's expected life.

(2)
These options contain a replacement feature. When the option's exercise price is paid (or, in the case of a non-qualified stock option, when the option's exercise price or the withholding taxes resulting on exercise of that option are paid) with Abbott common shares, a replacement option is granted for the number of shares used to make that payment. The replacement option has an exercise price equal to the fair market value of Abbott common shares on the date the replacement option is granted, is exercisable in full six months after the date of grant, and has a term expiring on the expiration date of the original option.

(3)
One-third of the shares covered by these options are exercisable after one year; two-thirds after two years; and all after three years.

Exercise of Stock Options

        The following table shows aggregate exercises of options to purchase Abbott common shares in the fiscal year ended December 31, 2003 by the executive officers named in the Summary Compensation Table.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION/SAR VALUES

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-end(#) Exercisable/Unexercisable	Value of Unexercised In-the Money Options/SARs at Fiscal Year-end($) Exercisable/Unexercisable
Christopher B. Begley	30,000	$267,000	336,703/183,333	$152,524/$1,011,600
John Arnott	600	14,064	42,560/67,499	352,843/619,994
Terrence C. Kearney	16,749	204,586	104,324/101,044	708,381/577,889
Edward A. Ogunro, Ph.D.	31,585	377,836	157,219/107,091	278,204/570,864
Brian J. Smith	0	0	78,300/27,000	980,888/151,740

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table presents information regarding the beneficial ownership of common stock as of June 30, 2004 with respect to (i) each person who, to our knowledge, is the beneficial owner of 5% or more of outstanding common stock, (ii) each of our directors; (iii) our Chief Executive Officer; (iv) each of the other named executive officers; and (v) all executive officers and directors as a group.

Name and Address(1)	Number of Shares Beneficially Owned(2)	Percentage of Ownership
David A. Jones(3)	198,261	*
Joel T. Allison(4)	1,754	*
Irving W. Bailey, II(5)	10,000	*
Connie R. Curran, RN, Ed.D.(6)	—	*
Jacque J. Sokolov, M.D.(4)	1,754	*
John C. Staley(5)	—	—
Christopher B. Begley(7)	27,313	*
John Arnott(8)	52,263	*
Terrence C. Kearney(9)	243,086	*
Edward A. Ogunro, Ph.D.(10)	6,440	*
Brian J. Smith(11)	7,761	*
All directors and executive officers as a group (12 persons)(12)	551,537	*

*
Less than 1%.

(1)
The address for each director and executive officer is c/o Hospira, Inc., 275 North Field Drive, Lake Forest, Illinois 60045.

(2)
Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. A person is deemed to be the beneficial owner of any shares of common stock if such person has or shares the right to vote or dispose of such common stock, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table.

(3)
Includes 1,600 shares held by Mr. Jones' spouse for which Mr. Jones disclaims beneficial ownership and 66,667 shares issuable upon the exercise of options exercisable within 60 days. Also includes 1,754 restricted shares that are subject to forfeiture under certain conditions.

(4)
Consists of 1,754 restricted shares that are subject to forfeiture under certain conditions.

(5)
Does not include 1,754 restricted share units that are subject to forfeiture under certain conditions.

(6)
Does not include 2,184 restricted share units that are subject to forfeiture under certain conditions.

(7)
Includes 1,401 shares held in Mr. Begley's 401(k) account.

(8)
Includes 269 shares held in Mr. Arnott's 401(k) account and 49,626 shares issuable upon the exercise of options exercisable within 60 days.

(9)
Includes 1,443 shares held in Mr. Kearney's 401(k) account and 236,111 shares issuable upon the exercise of options exercisable within 60 days.

(10)
Includes 959 shares held in Mr. Ogunro's 401(k) account.

(11)
Includes 2,351 shares held in Mr. Smith's 401(k) account.

(12)
Includes 7,892 shares held in 401(k) accounts of executive officers, 5,262 shares that are subject to forfeiture under certain conditions and 352,404 shares issuable upon the exercise of options exercisable within 60 days. Also includes 2,238 shares held by spouses of directors and executive officers for which the directors and executive officers disclaim beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Hospira operated as a part of Abbott's Hospital Products and International segments until the spin-off on April 30, 2004. While Hospira was a part of Abbott, Abbott provided Hospira certain services, which included administration of treasury, insurance, payroll, employee compensation and benefits, travel and meeting services, public and investor relations, real estate services, internal audit, telecommunications, computing services, corporate income tax and selected legal services. After the spin-off, Abbott has continued to provide some of those services to Hospira on a temporary basis. We estimate the aggregate value of these services was approximately $5 million and $6 million in the three months ended March 31, 2004 and 2003, respectively, and $7.4 million in 2003, $4.9 million in 2002 and $2.0 million in 2001.

        Each of Abbott and Hospira has provided manufacturing services to the other, and some of these arrangements have continued after the spin-off. Under Abbott's and Hospira's internal reporting practices, these services were provided at cost to the purchasing entity. Sales to Abbott amounted to $46 million and $62 million for the three months ended March 31, 2004 and 2003, respectively, and $224 million in 2003, $197 million in 2002 and $148 million in 2001. Product purchases from Abbott were approximately $20 million for each of the three months ended March 31, 2004 and 2003, and $80 million for each of 2003, 2002 and 2001.

DESCRIPTION OF OTHER INDEBTEDNESS

        We have agreed to purchase certain operations and assets, and assume the corresponding liabilities, from Abbott outside the United States. This process will take place over a two-year period from the distribution date as we establish our business infrastructure outside the United States and obtain regulatory approval for the transfer of the marketing authorizations for our products. The purchase price will equal the net book value of those assets and liabilities at the time of such purchase. As of March 31, 2004, the net book value of those assets and liabilities was approximately $300 million. We will pay Abbott interest on a portion of this purchase price at local prevailing short-term rates in connection with our use of these assets during that period. We expect to fund these purchases from operating cash flow.

        We have entered into an unsecured revolving credit facility that is available for working capital and other requirements. This credit facility is in an aggregate amount of $375 million. This facility allows us to borrow funds on an unsecured basis at variable interest rates as short-term cash needs dictate.

DESCRIPTION OF THE NOTES

        The old notes were, and the new notes will be, senior debt issued under an indenture dated as of June 14, 2004 between us and LaSalle Bank National Association, as trustee, as supplemented by a first supplemental indenture, dated June 14, 2004. The 4.95% notes and the 5.90% notes will each be a separate series of notes under the indenture. We may issue additional series of notes under the indenture. The following summary of the material provisions of the indenture and the notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture, including the definitions therein of certain terms. Because the following is only a summary, it does not contain all information that you may find useful. For further information please read the notes and the indenture.

        As used in this discussion under the heading "Description of the Notes" the words "Hospira," "we," "us" and "our" refer to Hospira, Inc., but not any subsidiaries of Hospira, Inc. (unless the context otherwise requires), and "indenture" refers to the indenture, as supplemented by the first supplemental indenture.

General

  •
  The notes will be our unsecured obligations and will rank equally with all of our other unsecured senior indebtedness;

  •
  The 4.95% notes will mature on June 15, 2009 and the 5.90% notes will mature on June 15, 2014; and

  •
  The 4.95% notes will pay interest at the rate of 4.95% per annum and the 5.90% notes will pay interest at the rate of 5.90% per annum, which, in each case, shall be payable semi-annually in arrears on each June 15 and December 15, beginning December 15, 2004, to holders of record at the close of business on each regular record date (each June 1 and December 1) immediately preceding the interest payment date, and will initially accrue from the date of issuance and thereafter from the last date to which interest has been paid.

        We may, without notice to or the consent of the holders of notes, create and issue additional notes and notes having the same ranking and the same interest rate, maturity and other terms as the notes of that series. Any additional debt securities having such similar terms, together with the notes, will constitute a single series of debt. In addition, any exchange notes issued as described under the heading.

        The notes are redeemable prior to maturity only as described below under the heading "—Optional Redemption," and do not have the benefit of a sinking fund. Principal of the notes will be payable, and the transfer of notes will be registrable, at the office of the trustee.

        The notes will be issued only in registered form without coupons in denominations of $1,000 principal amount and any integral multiple of $1,000 above that amount. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, New York, New York, which we refer to as the DTC. See "—Book-Entry; Global Securities."

Optional Redemption

        The notes may be redeemed at any time at our option, in whole or from time to time in part, at a redemption price equal to the sum of (1) the principal amount of any notes being redeemed plus accrued interest to the redemption date, and (2) the Make-Whole Amount (as defined below), if any.

        If we give notice as provided in the indenture and funds for the redemption of any notes called for redemption have been made available on the redemption date, such notes will cease to bear interest on the date fixed for redemption. Thereafter, the only right of the holders of such notes will be to receive payment of the redemption price.

        We will give notice of any optional redemption to holders at their addresses, as shown in the security register for such notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed.

        "Make-Whole Amount" means the excess of (1) the aggregate present value, on the redemption date, of the principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable if such redemption or accelerated payment had not been made, over (2) the aggregate principal amount of the notes being redeemed or paid. Net present value shall be determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (as defined below and as determined on the third business day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made.

        "Reinvestment Rate" for the 4.95% notes and the 5.90% notes means 0.15% and 0.20%, respectively, plus the arithmetic mean of the yields under the respective heading "Week Ending" published in the most recent Statistical Release (as defined below) under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

        "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index which shall be designated by Hospira.

Certain Covenants of the Company

        Restrictions on Secured Debt.    If after the date of original issuance of the notes we or any of our domestic subsidiaries incurs, issues, assumes or guarantees any indebtedness for borrowed money represented by notes, bonds, debentures or other similar evidences of indebtedness and that indebtedness is secured by a mortgage, pledge or other lien on any principal domestic property or on any shares of stock or debt of any domestic subsidiary, we will secure, or cause the domestic subsidiary to secure, the notes equally and ratably with, or prior to, that indebtedness, so long as that indebtedness is to be secured. We or our applicable domestic subsidiary, as the case may be, is not required to secure the notes, however, if after securing the notes, the aggregate amount of all secured indebtedness, together with all attributable debt in respect of sale and leaseback transactions involving principal domestic properties, would not exceed 10% of our consolidated net assets. This restriction will not apply to, and there shall be excluded in computing secured indebtedness for the purpose of this restriction, indebtedness secured by:

  •
  mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time that corporation becomes a domestic subsidiary;

  •
  mortgages in favor of us or any of our domestic subsidiaries;

  •
  mortgages in favor of U.S. or foreign governmental bodies to secure partial, progress, advance or other payments;

  •
  mortgages on property, shares of stock or debt existing at the time of acquisition, including acquisition through merger or consolidation, purchase money mortgages and construction cost mortgages existing at or incurred within 120 days after the time of acquisition;

  •
  mortgages existing on the first date on which the notes are authenticated by the trustee;

  •
  mortgages incurred in connection with pollution control, industrial revenue or similar financings; and

  •
  any extension, renewal or replacement of any debt secured by any mortgage referred to in the foregoing list, inclusive.

        The following are the meanings of terms that are important in understanding the restrictive covenants described above and below:

  •
  "subsidiary" means any corporation of which we directly or indirectly own or control stock, which under ordinary circumstances, not dependent upon the happening of a contingency, has the voting power to elect a majority of that corporation's board of directors. The term does not include any corporation that does not own a principal domestic property and our chairman of the board, chief executive officer, a senior vice president or a corporate vice president and the chief financial officer or treasurer determine in good faith that our existing aggregate investments, including those of our domestic subsidiaries, in the corporation are not of material importance to the total business conducted, or assets owned, by us or our domestic subsidiaries.

  •
  "domestic subsidiary" means a subsidiary of ours that transacts substantially all of its business or maintains substantially all of its property within the United States, excluding its territories, possessions and Puerto Rico, except a subsidiary that:

  (1)
  is engaged primarily in financing operations outside of the United States or in leasing personal property or financing inventory, receivables or other property; or

  (2)
  does not own a principal domestic property.

  •
  "principal domestic property" means any building, structure or other facility, together with the land on which it is erected and fixtures comprising a part of it, used primarily for manufacturing, processing, research, warehousing or distribution, located in the United States, excluding its territories, possessions and Puerto Rico, owned or leased by us or one of our subsidiaries and having a net book value in excess of 2% of our consolidated net assets, other than any such building, structure or other facility or a portion which is an air or water pollution control facility financed by state or local governmental obligations or which our chairman of the board, chief executive officer, a senior vice president or a corporate vice president and the chief financial officer or treasurer determine in good faith is not of material importance to the total business conducted or assets owned by us and our subsidiaries as an entirety.

  •
  "consolidated net assets" means the aggregate amount of assets, less reserves and other deductible items, after deducting current liabilities, as shown on our consolidated balance sheet most recently distributed to our stockholders and prepared in accordance with generally accepted accounting principles.

  •
  "attributable debt" means the present value (discounted at a rate per annum equivalent to the interest rate inherent in such lease, as we determine in good faith, compounded semi-annually) of the obligations for rental payments required to be paid during the remaining term of any lease of more than 12 months.

        Restrictions on Sales and Leasebacks.    Neither we nor any of our domestic subsidiaries may enter into any sale and leaseback transaction involving any principal domestic property, the acquisition or completion of construction and commencement of full operation of which has occurred more than 120 days prior thereto, unless:

  •
  We or the domestic subsidiary could incur debt secured by a mortgage on the property under the restrictions described above under the heading "—Restrictions on Secured Debt" in an amount equal to the attributable debt with respect to the sale and leaseback transaction without equally and ratably securing the notes; or

  •
  We, within 120 days after the sale or transfer by us or any of our domestic subsidiaries, apply to the retirement of our funded debt, which is defined as indebtedness for borrowed money having a maturity of, or by its terms extendible for, a period of more than 12 months after the date of determination of the amount, an amount equal to the greater of:

  (1)
  the net proceeds of the sale of the principal domestic property sold and leased under such arrangement; or

  (2)
  the fair market value of the principal domestic property sold and leased, subject to credits for certain voluntary retirements of funded debt.

Events of Default

        Any one of the following events will constitute an event of default under the indenture with respect to each series of notes:

  •
  failure to pay any interest on the applicable series of notes when due, continued for 30 days;

  •
  failure to pay principal of or any premium on the applicable series of notes when due;

  •
  our failure to perform, or breach of, any other covenant or warranty in the indenture continued for 90 days after written notice as provided in the indenture;

  •
  failure to pay when due (subject to any applicable grace period) the principal of, or acceleration of, any indebtedness for money borrowed by us or by any of our domestic subsidiaries having an aggregate principal amount outstanding of at least $25.0 million, if in the case of any such failure, such indebtedness has not been discharged or, in the case of any such acceleration, such acceleration has not been rescinded or annulled, in each case within 10 days after written notice has been given by the trustee, or the holders of at least 25% in aggregate principal amount of the outstanding notes of the affected series, as provided in the indenture; or

  •
  certain events involving our bankruptcy, insolvency or reorganization.

        If any event of default with respect to a series of notes occurs and continues, either the trustee or the holders of at least 25% in principal amount of the outstanding notes of the affected series may declare the principal amount of all the notes of that series to be due and payable immediately by a notice in writing to us, and to the trustee if given by holders. The principal amount of such series will then be immediately due and payable. After acceleration, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of outstanding notes of the affected series may, under certain circumstances, rescind and annul the acceleration.

        The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders of the outstanding amount of the affected series offer the trustee reasonable security or indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding notes of the affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

        A holder of the notes will not have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy, unless:

  •
  the holder has previously given to the trustee written notice of a continuing event of default;

  •
  the holders of at least 25% in principal amount of the outstanding notes of the affected series have made written request to the trustee to institute such proceeding as trustee;

  •
  the trustee has not instituted proceedings within 60 days after receipt of such notice; and

  •
  the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes of the affected series a direction inconsistent with such request during the 60 day period.

        However, these limitations do not apply to a suit instituted by a holder for enforcement of payment of the principal of and premium, if any, or interest on its notes on or after the respective due dates.

        We are required to furnish to the trustee annually a statement as to our performance of certain obligations under the indenture and as to any default.

Modification and Waiver

        We and the trustee may modify and amend the indenture with the consent of the holders of not less than the majority in aggregate principal amount of the outstanding notes of the affected series. Neither we nor the trustee may, however, modify or amend the indenture without the consent of each holder affected if such action would:

  •
  change the stated maturity of the principal of, or any installment of principal of or interest on, the notes;

  •
  reduce the principal amount of, or the premium payable upon redemption, if any, or interest on, the notes;

  •
  change the place or currency of payment of principal of, premium, if any, or interest on the notes;

  •
  impair the right to institute suit for the enforcement of any payment on the notes on or after the stated maturity thereof, or in the case of redemption, on or after the redemption date;

  •
  reduce the percentage in principal amount of outstanding notes of either series, the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

  •
  modify certain provisions of the indenture, except to increase the percentage of principal amount whose holders are required to approve any change to such provision or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of each holder affected.

        The holders of at least a majority in principal amount of the outstanding notes of the affected series may, on behalf of all holders of the notes of that series, waive compliance by us with certain restrictive provisions of the indenture. The holders of not less than a majority in principal amount of the outstanding notes of the affected series may, on behalf of all holders of the notes of that series, waive any past default under the indenture, except (1) a default in the payment of principal, premium or interest and (2) in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of each holder affected.

Consolidation, Merger and Sale of Assets

        We may not consolidate with or merge into any other company or entity or convey, transfer or lease our properties and assets substantially as an entirety and may not permit any company or entity to merge into or consolidate with us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

  •
  in the case we consolidate with or merge into another person or convey, transfer or lease our properties and assets substantially as an entirety to any person, the person formed by that consolidation or into which we are merged or the person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety is a corporation, partnership or trust organized under the laws of the United States, any state or the District of Columbia, and expressly assumes our obligations on the notes under a supplemental indenture;

  •
  immediately after giving effect to the transaction no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing;

  •
  if our properties or assets become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the indenture, we or such successor, as the case may be, takes the necessary steps to secure the notes equally and ratably with, or prior to, all indebtedness secured thereby; and

  •
  We have delivered to the trustee an officers' certificate and an opinion of counsel stating compliance with these provisions.

Defeasance and Covenant Defeasance

        The indenture provides that, at our option, we:

  •
  will be discharged from any and all obligations in respect of a series of notes, except for certain obligations to register the transfer of or exchange of notes, replace stolen, lost or mutilated notes, maintain paying agencies and hold moneys for payment in trust; or

  •
  need not comply with certain restrictive covenants of the indenture described under the heading "—Certain Covenants of the Company" with respect to a series of notes and the occurrence of an event described in the fourth bullet point under the heading "—Events of Default" will no longer be an event of default with respect to that series of notes; and

  •
  in each case, if we deposit, in trust, with the trustee money or U.S. Government obligations, which through the payment of interest and principal in accordance with their terms will provide money, in an amount sufficient to pay all the principal of and premium, if any, and interest on the applicable series of notes on the dates such payments are due, which may include one or more redemption dates that we designate, in accordance with the terms of the indenture.

        We may establish this trust only if, among other things:

  •
  no event of default or event which with the giving of notice or lapse of time, or both, would become an event of default under the indenture shall have occurred and is continuing on the date of the deposit or insofar as an event of default resulting from certain events involving our bankruptcy or insolvency at any time during the period ending on the 121st day after the date of the deposit or, if longer, ending on the day following the expiration of the longest preference period applicable to us in respect of the deposit;

  •
  the defeasance will not cause the trustee to have any conflicting interest with respect to any other of our securities or result in the trust arising from the deposit to constitute, unless it is qualified as, a "regulated investment company";

  •
  the defeasance will not result in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument to which we are a party or by which we are bound; and

  •
  We have delivered an opinion of counsel to the effect that the holders of the affected series of notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax in the same manner as if the defeasance had not occurred, which opinion of counsel, in the case of the first item above, must refer to and be based upon a published ruling of the Internal Revenue Service, a private ruling of the Internal Revenue Service addressed to us, or otherwise a change in applicable federal income tax law occurring after the date of the indenture.

        If we fail to comply with our remaining obligations under the indenture after a defeasance of the indenture with respect to the affected series notes as described under the second item of the first sentence of this section and such notes are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. Government obligations on deposit with the trustee may be insufficient to pay amounts due on the notes at the time of the acceleration resulting from the event of default. We will, however, remain liable for those payments.

Concerning the Trustee

        LaSalle Bank National Association is trustee under the indenture.

Book-Entry, Delivery and Form

        The old notes offered and sold in the original offering are currently represented by global notes without interest coupons. The new notes issued in exchange for the old notes will be represented by one or more fully registered global notes (the "Global Notes"), without interest coupons and will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below.

        Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form ("Certificated Notes") except in the limited circumstances described below. See "—Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

        Transfers of beneficial interests in the Global Notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change.

        The notes may be presented for registration of transfer and exchange at the offices of the trustee.

The Global Notes

        We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

        So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the notes.

        Payments of the principal of and interest on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        We expect that DTC or its nominee, upon receipt of any payment of principal and interest on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Note for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction.

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

        A Global Note is exchangeable for Certificated Notes if:

  (1)
  DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes and DTC fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934;

  (2)
  We, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

  (3)
  there has occurred and is continuing an event of default with respect to the notes.

        In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

        We will make payments in respect of the notes represented by the Global Notes (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal and interest, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the Global Notes are expected to trade in DTC's Same-Day Funds Settlement System.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Hospira that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

        None of Hospira, any underwriter or agent, the trustee or any applicable paying will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records.

Applicable Law

        The notes and the indenture will be governed by and construed in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following summary describes, in the case of U.S. holders, the material U.S. federal income tax consequences and, in the case of, non-U.S. holders, the material U.S. federal income and estate tax consequences, of the exchange of old notes for new notes, and the ownership and disposition of the new notes but does not purport to be a complete analysis of all the potential tax considerations relating thereto. We have based this summary on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury Regulations promulgated or proposed thereunder, or the Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or to different interpretation. This summary applies to you only if you are an initial purchaser of the notes who acquires the old notes at their original issue price within the meaning of Section 1273 of the Code and holds the old notes and new notes as capital assets. A capital asset is generally an asset held for investment rather than as inventory or as property used in a trade or business. This summary does not discuss all of the aspects of U.S. federal income and estate taxation which may be relevant to investors in light of their particular investment or other circumstances. This summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax laws. Special rules apply, for example, if you are:

  •
  a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company;

  •
  a broker or dealer in securities or foreign currency;

  •
  a U.S. person that has a functional currency other than the U.S. dollar;

  •
  a partnership or other flow-through entity;

  •
  a subchapter S corporation;

  •
  a person subject to alternative minimum tax;

  •
  a person who owns the old notes or new notes as part of a straddle, hedging transaction, constructive sale transaction or other risk-reduction transaction;

  •
  a tax-exempt entity;

  •
  a person who has ceased to be a U.S. citizen or to be taxed as a resident alien; or

  •
  a person who holds the old notes or new notes in connection with your employment or other performance of services.

        In addition, the following summary does not address all possible tax consequences. In particular, except as specifically provided, it does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences. We have not sought a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. For all these reasons, we urge you to consult with your tax advisor about the U.S. federal income tax and other tax consequences of the exchange of notes for exchange notes and the ownership and disposition of the exchange notes.

        INVESTORS IN THE OLD NOTES AND THE NEW NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS OR UNDER ANY APPLICABLE TAX TREATY.

Exchange Offer

        The exchange of an old note for a new note pursuant to the exchange offer will not result in a taxable exchange to you. Accordingly, as a result of the exchange offer,

  •
  you will not recognize gain or loss upon receipt of a new note;

  •
  the adjusted tax basis of the new note you receive will be the same as your adjusted tax basis in the old note exchanged therefor; and

  •
  the holding period of the new note you receive will include your holding period of the old note exchanged therefor.

        The exchange offer will have no U.S. federal income tax consequences for you if you do not participate in the exchange offer.

U.S. Holders

        As explained below, the U.S. federal income tax consequences of owning and disposing of the new notes depend on whether or not you are a U.S. Holder. For purposes of this summary, you are a U.S. Holder if you are beneficial owner of the new notes and for U.S. federal income tax purposes are:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations;

  •
  an estate the income of which is subject to federal income taxation regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust;

        and if your status as a U.S. Holder is not overridden under the provisions of an applicable tax treaty.

        If a partnership holds the new notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.

        Payment of Interest.    All of the new notes bear interest at a stated fixed rate. You generally must include this stated interest in your gross income as ordinary interest income:

  •
  when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes; or

  •
  when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes.

        Sale, Exchange or Redemption of Exchange Notes.    You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the new notes measured by the difference between (i) the amount of cash proceeds and the fair market value of any property you receive (except to the extent attributable to accrued interest income not previously included in income, which will generally be taxable as ordinary income, or attributable to accrued interest previously included in income, which amount may be received without generating further income), and (ii) your adjusted tax basis in the new notes. Your adjusted tax basis in a new note generally will equal your cost of the new note, less any principal payments received by you. Gain or loss on the disposition of new notes will generally be capital gain or loss and will be long-term gain or loss if the new notes have been held for more than one year at the time of such disposition. The deductibility of capital losses is subject to limitations. You should consult your tax advisor regarding the treatment of capital gains and losses.

        Information Reporting and Backup Withholding Tax.    In general, information reporting requirements will apply to payments to certain noncorporate U.S. Holders of principal and interest on a new note and the proceeds of the sale of a new note. If you are a U.S. Holder, you may be subject to backup withholding when you receive interest with respect to the new notes, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the new notes. The backup withholding rate currently is 28%. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:

  •
  your correct taxpayer identification number; and

  •
  a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

        If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS in a timely manner.

        Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

        Amounts withheld are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.

        We will report to the U.S. Holders of new notes and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

        As used herein, the term, "Non-U.S. Holder" means any beneficial owner of a exchange note that is not a U.S. Holder or an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

        Payment of Interest.    Generally, subject to the discussion of backup withholding below, if you are a Non-U.S. Holder, interest income that is not effectively connected with the conduct of a U.S. trade or business will not be subject to a U.S. withholding tax under the "portfolio interest exemption" provided that:

  •
  you do not actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote;

  •
  you are not a controlled foreign corporation related to us actually or constructively through stock ownership;

  •
  you are not a bank which acquired the exchange notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

  •
  either (a) you provide a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your Non- U.S. Holder status, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8BEN or W-8IMY (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form.

        Treasury regulations provide alternative methods for satisfying the certification requirement described in the paragraph above. These regulations may require a Non-U.S. Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its U.S. taxpayer identification number.

        Interest on new notes not exempted from U.S. withholding tax as described above and not effectively connected with the conduct of a U.S. trade or business generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. We may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to, each Non-U.S. Holder.

        Except to the extent that an applicable treaty otherwise provides, generally you will be taxed in the same manner as a U.S. Holder with respect to interest if the interest income is effectively connected with your conduct of a U.S. trade or business. If you are a corporate Non-U.S. Holder, you may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it may not be subject to withholding tax if you deliver proper documentation.

        To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a U.S. trade or business, the Non-U.S. Holder must provide a properly executed Form W-8BEN or W-8ECI, respectively. Under the Treasury Regulations, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided in the Treasury Regulations for payments through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of the Treasury Regulations.

        Sale, Exchange or Redemption of Exchange Notes.    If you are a Non-U.S. Holder of a new note, generally you will not be subject to the U.S. federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the new note, unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business;

  •
  you are an individual and are present in the United States for a period or periods aggregating 183 days or more during taxable year (as determined under the Internal Revenue Code) of the disposition and certain other conditions are met; or

  •
  you are subject to tax pursuant to the provisions of the Code applicable to certain U.S. expatriates.

        Death of a Non-U.S. Holder.    If you are an individual Non-U.S. Holder and you hold a new note at the time of your death, it will not be includable in your gross estate for U.S. estate tax purposes, provided that you do not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such new note would not have been effectively connected with your conduct of a trade or business within the United States.

        Information Reporting and Backup Withholding Tax.    If you are a Non-U.S. Holder, U.S. information reporting requirements and backup withholding tax will not apply to payments of interest on a new note if you provide the statement described under the heading "—Non-U.S. Holders—

Payment of Interest," provided that the payor does not have actual knowledge that you are a U.S. person.

        Information reporting will not apply to any payment of the proceeds of the sale of a new note effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations), unless such broker:

  (i)
  is a U.S. person;

  (ii)
  is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

  (iii)
  is a controlled foreign corporation for U.S. federal income tax purposes; or

  (iv)
  is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interests in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business.

        Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii), (iii) or (iv) of the preceding sentence will be subject to information reporting requirements unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you otherwise establish an exemption. However, under such circumstances, Treasury Regulations provide that such payments are not subject to backup withholding. Payment of the proceeds of any such sale to or through the U.S. office of a broker is subject to information reporting and backup withholding requirements, unless you provide the statement described under the heading "—Non-U.S. Holders—Payment of Interest" or otherwise establish an exemption.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account as a result of market-making activities or other trading activities in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities.

        We will receive no proceeds in connection with the exchange offer or any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

  •
  in the over-the-counter market;

  •
  in negotiated transactions;

  •
  through the writing of options on the new notes; or

  •
  a combination of these methods of resale,

at market prices prevailing at the time of resale, at prices related to prevailing market prices, or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers that may receive compensation in the form of commissions or concessions from the broker-dealers or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

LEGAL MATTERS

        The validity of the new notes offered by this prospectus will be passed upon for us by our special counsel, Mayer, Brown, Rowe & Maw LLP.

EXPERTS

        The combined financial statements of Hospira, Inc. as of December 31, 2003 and 2002, and the related combined statements of earnings, comprehensive income and net investment in Hospira, Inc. and cash flows for the three years in the period ended December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

        We have recently become subject to the reporting requirements of the Securities Exchange Act. As such, we will file quarterly and special reports and other information, and we will file annual reports and proxy statements, with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference room in Washington, D.C., 450 5th Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Our common stock is traded on the New York Stock Exchange under the symbol "HSP." You may inspect the reports, proxy statements and other information concerning us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        You may obtain copies of the indenture and registration rights agreement or the forms of the notes at no cost by writing to us at: Vice President Investor Relations, Hospira, Inc., Dept. NC01, Bldg. H1, 275 N. Field Drive, Lake Forest, Illinois 60045.

HOSPIRA, INC.

INDEX TO FINANCIAL STATEMENTS

HOSPIRA, INC.

CONDENSED COMBINED STATEMENTS OF EARNINGS

(UNAUDITED)

(DOLLARS IN THOUSANDS)

	Three Months Ended March 31
	2004	2003
Net Sales	$575,198	$571,522
Net Sales to Abbott Laboratories	46,020	61,589

Total Net Sales	621,218	633,111

Cost of products sold	452,879	459,413
Research and development	24,446	19,365
Selling, general and administrative	57,510	56,762

Total Operating Costs and Expenses	534,835	535,540

Operating Earnings	86,383	97,571
Other expense, net	868	2,365

Earnings Before Taxes	85,515	95,206
Taxes on earnings	20,524	28,086

Net Earnings	$64,991	$67,120

The accompanying notes are an integral part of these condensed combined financial statements.

HOSPIRA, INC.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(DOLLARS IN THOUSANDS)

	Three Months Ended March 31
	2004	2003
Cash Flow From (Used in) Operating Activities:
Net earnings	$64,991	$67,120
Adjustments to reconcile net earnings to net cash from operating activities -
Depreciation	37,035	37,436
Amortization of intangibles	1,091	1,145
Trade receivables	(24,072)	332
Inventories	(22,906)	(41,492)
Prepaid expenses and other assets	(1,403)	(10,357)
Trade accounts payable and other liabilities	20,830	(21,254)
Other, net	(3,288)	(24,134)

Net Cash From Operating Activities	72,278	8,796

Cash Flow (Used in) Investing Activities:
Acquisitions of property and equipment	(59,088)	(48,768)

Cash Flow From (Used in) Operating and Investing Activities	13,190	(39,972)

Cash Flow (Used in) From Financing Activities:
Net transactions with Abbott Laboratories	(13,177)	39,876

Effect of exchange rate changes on cash and cash equivalents	(13)	96

Net Change in Cash and Cash Equivalents	$—	$—

The accompanying notes are an integral part of these condensed combined financial statements.

HOSPIRA, INC.

CONDENSED COMBINED BALANCE SHEETS

(UNAUDITED)

(DOLLARS IN THOUSANDS)

	March 31 2004	December 31 2003
Assets
Current Assets:
Trade receivables, less allowances of $13,907 in 2004 and $16,876 in 2003	$326,275	$315,646
Inventories:
Finished products	328,729	316,109
Work in process	102,427	124,594
Materials	154,355	168,588

Total inventories	585,511	609,291
Prepaid expenses, deferred income taxes and other receivables	153,451	150,496

Total Current Assets	1,065,237	1,075,433

Property and Equipment, at Cost	2,038,312	2,009,202
Less: accumulated depreciation and amortization	1,171,447	1,153,925

Net Property and Equipment	866,865	855,277
Intangible Assets, net of amortization	4,244	5,335
Goodwill	80,973	80,973
Deferred Income Taxes and Other Assets	272,073	233,145

	$2,289,392	$2,250,163

Liabilities and Net Investment in Hospira, Inc.
Current Liabilities:
Trade accounts payable	$95,544	$105,613
Salaries payable and other accruals	278,969	253,988

Total Current Liabilities	374,513	359,601
Post-employment Obligations and Other Long-term Liabilities	440,746	437,098
Commitments and Contingencies
Net investment in Hospira, Inc. by Abbott Laboratories	1,532,757	1,480,943
Accumulated other comprehensive (loss)	(58,624)	(27,479)

	$2,289,392	$2,250,163

The accompanying notes are an integral part of these condensed combined financial statements.

HOSPIRA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

Note 1—Basis of Presentation

        These condensed combined financial statements have been prepared pursuant to rules and regulations of the Securities and Exchange Commission ("SEC") and, therefore, do not include all information and footnote disclosures normally included in audited financial statements. However, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations, financial position and cash flows have been made. These statements should be read in conjunction with the combined financial statements and notes thereto for the year ended December 31, 2003, included in Hospira's information statement included as an exhibit to Hospira's registration statement on Form 10, which the SEC declared effective on April 13, 2004 (the "Form 10"). The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the full year.

        Hospira, Inc. ("Hospira" or the "Company") was incorporated in Delaware as a wholly owned subsidiary of Abbott Laboratories ("Abbott") on September 16, 2003, as part of a previously announced plan by Abbott to create a separate company relating to the manufacture and sale of hospital products, including specialty injectable pharmaceuticals, medication delivery systems and injectable pharmaceutical contract manufacturing. Hospira is comprised of most of Abbott's Hospital Products segment and a portion of Abbott's International segment.

        On April 30, 2004 (the "distribution date"), Abbott transferred the assets and liabilities comprising Hospira to the Company, except as noted below, and distributed all of the shares of the Company's common stock to Abbott shareholders in the form of a dividend of one share of the Company's common stock, and the associated preferred stock purchase right, for every ten Abbott common shares. Abbott has received a ruling from the Internal Revenue Service ("IRS") that the transfer of the hospital products business to the Company and the subsequent distribution of all of the common stock of the Company to Abbott shareholders qualifies as a tax-free distribution for U.S. federal income tax purposes, except with respect to the distribution of cash in lieu of fractional shares.

        While the legal transfer of certain operations and assets (net of liabilities) outside the United States will occur after the distribution date, these operations and assets will be used in the conduct of Hospira's international business and Hospira will be subject to the risks and entitled to the benefits generated by the operations and assets commencing immediately after the distribution date. Hospira will be dependent on Abbott's international infrastructure for up to two years following the distribution date.

        The accompanying unaudited interim condensed combined financial statements reflect the combined historical results of operations, financial position and cash flows of Hospira. Intercompany accounts with Abbott have been combined with invested capital and reported in the combined financial statements as Net Investment in Hospira, Inc. by Abbott Laboratories. The historical cost basis of assets and liabilities has been reflected in these financial statements. Management believes the assumptions underlying the combined financial statements are reasonable. However, the financial information in these financial statements does not include all the expenses that would have been incurred had Hospira been a separate, stand-alone entity and does not reflect Hospira's results of operations, financial position and cash flows had Hospira been a stand-alone entity during the periods presented. Because a direct ownership relationship did not exist among all the various units comprising Hospira, Net Investment in Hospira, Inc. by Abbott Laboratories is shown in lieu of shareholders' equity in the combined financial statements.

Note 2—Taxes on Earnings

        Taxes on earnings reflect the estimated annual effective rates and are determined on a separate-return basis. The effective tax rates are less than the statutory U.S. federal income tax rate principally due to the benefit of tax exemptions, of varying durations, in several taxing jurisdictions.

Note 3—Litigation

        Abbott is involved in various claims and legal proceedings, including product liability claims and proceedings related to Hospira's business, for which Hospira will be required to indemnify Abbott.

        Hospira's product liability claim exposures are evaluated each reporting period and an estimated loss is recordedHospira's reserves, which are immaterial at March 31, 2004, are the best estimate of loss, as defined by Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies."

        Various state and federal agencies, including the U.S. Department of Justice and various state attorneys general, are investigating a number of pharmaceutical companies, including Abbott, for allegedly engaging in improper marketing and pricing practices with respect to certain Medicare and Medicaid reimbursable products, including practices relating to average wholesale price. These are civil investigations that are seeking to identify the practices and determine whether those practices violated any laws, including federal and state false claims acts, or constituted fraud in connection with the Medicare and/or Medicaid reimbursement paid to third parties. In addition, Abbott is a defendant in a number of purported class actions on behalf of individuals or entities, including health care insurers and other third-party payors, that allege generally that Abbott and numerous other pharmaceutical companies reported false or misleading pricing information in connection with federal, state and private reimbursement for certain drugs. Many of the products involved in these investigations and lawsuits are Hospira products. Hospira is cooperating with the authorities in these investigations. There may be additional investigations or lawsuits, or additional claims in the existing investigations or lawsuits, initiated with respect to these matters in the future. Hospira cannot be certain that it will not be named as a subject or defendant in these investigations or lawsuits. Abbott will indemnify Hospira for liabilities made in the pending or future investigations and lawsuits described above only to the extent they both relate to the existing allegations as of the distribution date and relate to the sale of Hospira products prior to the spin-off. Hospira will assume any other losses that may result from these investigations and lawsuits. Based upon information that is currently available, management believes that the likelihood of a material loss is remote. In accordance with SFAS No. 5, no loss reserves have been recorded for these exposures. These investigations and lawsuits could result in changes to Hospira's business practices or pricing policies, civil or criminal monetary damages, penalties or fines, imprisonment and/or exclusion of Hospira products from participation in federal and state healthcare programs, including Medicare, Medicaid and Veterans' Administration health programs, any of which, because of our obligation to indemnify Abbott or because we may be named as defendants ourselves, could have a material adverse effect on our business, profitability and financial condition.

        Additional legal proceedings may occur that may result in a change in the estimated reserves recorded by Hospira. It is not feasible to predict the outcome of such proceedings with certainty and there can be no assurance that their ultimate disposition will not have a material adverse effect on Hospira's financial position, cash flows, or results of operations.

Note 4—Intangible Assets

        The gross amount of intangible assets, primarily product rights, was $25 million at both March 31, 2004 and at December 31, 2003, and accumulated amortization was $21 million and $20 million, respectively. Estimated annual amortization for intangible assets is $4 million for 2004 and $1 million for 2005. Intangible assets are amortized on a straight-line basis over five to nine years (average 5.7 years).

Note 5—Post-Employment Benefits

        Retirement plans consist of defined benefit, defined contribution, and medical and dental plans. Hospira's portion of the net cost recognized for the three months ended March 31 for Abbott's major defined benefit plans and post-employment medical and dental benefit plans for all Hospira employees, whether or not the corresponding post-employment benefit liabilities will be retained by Abbott, is as follows:

	Defined Benefit Plans		Medical and Dental Plans
	2004	2003	2004	2003
	(dollars in millions)
Service cost—benefits earned during the year	$7.8	$8.0	$4.4	$4.0
Interest cost on projected benefit obligations	11.0	11.3	5.6	6.3
Expected return on plans' assets	(12.8)	(13.9)	—	—
Net amortization	1.3	0.1	0.8	1.2

Net cost	$7.3	$5.5	$10.8	$11.5

        Abbott funds its U.S. pension plans according to IRS funding limitations. In the first quarter of 2004, funding of $45 million was allocated to Hospira relative to the main U.S. pension plan. Contributions allocated to Hospira for this plan are expected to be between $56 million and $67 million in 2004, including the contribution made in the first quarter 2004.

        Hospira's employees also participate in the Abbott Stock Retirement Plan that is Abbott's principal defined contribution plan. Hospira's contributions to this plan in the first quarter of both 2004 and 2003 were approximately $5 million.

        As part of the spin-off, Abbott retained the liabilities associated with post-employment medical and dental plans for most retirement-eligible Hospira U.S. employees. Abbott also retained the defined benefit plan liabilities and assets related to most Hospira U.S. employees who were retired at the time of the distribution.

Note 6—Comprehensive Income, net of tax

	Three Months Ended March 31
	2004	2003
	(dollars in millions)
Foreign currency translation (losses) gains	$(32.3)	$15.6
Unrealized gains on marketable equity securities	1.2	0.3

Other comprehensive (loss) income	(31.1)	15.9
Net Earnings	65.0	67.1

Comprehensive Income	$33.9	$83.0

	March 31 2004	December 31 2003
Supplemental Comprehensive Income Information:
Cumulative foreign currency translation gains	$8.6	$40.9
Cumulative minimum pension liability adjustments	(70.5)	(70.5)
Cumulative unrealized gains on marketable equity securities	3.3	2.1

	$(58.6)	$(27.5)

Note 7—Segment Information

        Hospira's principal business is the development, manufacture and sale of a broad line of hospital products including specialty injectable pharmaceuticals, medication delivery systems and the provision of injectable pharmaceutical contract manufacturing services. Hospira has two reportable segments: U.S. and international.

        Hospira's underlying accounting records are maintained on a legal entity basis for government and public reporting requirements. Segment disclosures are on a performance basis consistent with internal management reporting. Certain immaterial reclassifications have been made to the basis of presentation from the Form 10. Intersegment transfers of inventory are recorded at standard cost and are not a measure of segment operating earnings. The costs of some corporate functions are sold to segments at predetermined rates that approximate cost. Remaining costs, if any, are not allocated. The following segment information has been prepared in accordance with the internal accounting policies of Hospira, as described above, and are not presented in accordance with generally accepted accounting principles applied to the combined financial statements.

	Three Months Ended March 31
	Net Sales		Operating Earnings
	2004	2003	2004	2003
	(dollars in millions)
U.S.	$521	$540	$79	$91
International	100	93	18	16

Total Reportable Segments	$621	$633	97	107

Corporate functions			(11)	(9)

Operating Earnings			$86	$98

Note 8—Incentive Stock Programs

        Certain employees of Abbott who became Hospira employees following the distribution date held stock option awards granted under Abbott incentive stock programs. For those employees who were not retirement eligible at the distribution date, these awards were cancelled and replaced by new awards for Hospira common stock at the time of the spin-off. The new awards maintain both the pre-conversion aggregate intrinsic value of each award and the ratio of the exercise price per share to the market value per share. All other terms of the awards remain the same.

        Hospira measures compensation cost using the intrinsic value-based method of accounting for stock options and replacement options granted to employees. Had compensation cost attributable to all awards to Hospira employees, whether or not those awards were cancelled and replaced by Hospira awards at the time of the spin-off, been determined using the fair value-based accounting method, pro forma net income would have been as follows:

	Three Months Ended March 31
	2004	2003
	(dollars in millions)
Net income, as reported	$65.0	$67.1
Compensation cost under fair value-based accounting method, net of taxes	(5.7)	(5.2)

Net income, pro forma	$59.3	$61.9

Note 9—Related Party Transactions

        Abbott provided Hospira certain services, which include administration of treasury, insurance, payroll, accounts payable, employee compensation and benefits, travel and meeting services, public and investor relations, real estate services, internal audit, telecommunications, computing services, corporate income tax and selected legal services. Some of these services will be provided to Hospira on a temporary basis after the distribution date. The financial information in these combined financial statements does not include all the expenses that would have been incurred had Hospira been a separate, stand-alone entity. As such, the financial information herein does not reflect the combined financial position, results of operations and cash flows of Hospira in the future or what they would have been had Hospira been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses to Hospira are reasonable. The allocation methods include relative sales, headcount, square footage and number of transactions. These services accounted for a total expense of $5 million and $6 million for the three months ended March 31, 2004 and 2003, respectively.

        Each of Abbott and Hospira has provided manufacturing services to the other, and certain of these arrangements will continue after the distribution date. Under Abbott's and Hospira's internal reporting practices, these services were provided at cost to the purchasing entity. Sales to Abbott amounted to $46 million and $62 million for the three months ended March 31, 2004 and 2003, respectively. Product purchases from Abbott were approximately $20 million for each of the three months ended March 31, 2004 and 2003.

Note 10—Subsequent Events

        On April 28, 2004, Abbott and Hospira entered into a $700 million, short-term senior unsecured credit facility ("Senior Facility"). The borrowing initially bears interest at a rate of LIBOR plus .875% and is repayable on or before April 27, 2005. The proceeds of the Senior Facility borrowing were retained by Abbott. On the distribution date, Abbott was relieved of all obligations under the Senior Facility and Hospira became solely responsible for repayment of the principal and for payment of interest and fees on this debt. Hospira is subject to additional lending costs of up to $1.1 million if the Senior Facility is not refinanced by October 29, 2004, and up to an additional $2.1 million if the Senior Facility is not refinanced by December 31, 2004.

        Hospira has also entered into an unsecured revolving credit facility of $375 million ("Revolver") that will be available for working capital and other requirements. The Revolver allows Hospira to borrow funds on an unsecured basis at variable interest rates as short-term cash needs dictate. Borrowings under the Revolver initially bear interest at LIBOR plus .575%, plus a utilization fee of .125% if borrowings under the Revolver exceed $125 million. The commitment is subject to an annual facility fee, initially .175%, and expires in April 2009.

        Interest rates under both facilities and the facility fee on the Revolver are subject to increase or decrease if there is a change in Hospira's credit rating (currently BBB by Standard & Poor's). The maximum interest rates would be LIBOR plus 1.75% on the Senior Facility and LIBOR plus 1.25% on the Revolver. The maximum facility fee on the Revolver is .375%. Both credit agreements contain customary restrictions, covenants and events of default for an unsecured financing.

        On April 30, 2004, Abbott transferred the assets and liabilities comprising Hospira to the Company, except as noted below, and distributed all of the shares of the Company's common stock to Abbott shareholders in the form of a dividend of one share of the Company's common stock, and the associated preferred stock purchase right, for every ten Abbott common shares. Abbott has received a ruling from the Internal Revenue Service that the transfer of the core hospital products business to the Company and the subsequent distribution of all of the common stock of the Company to Abbott shareholders qualifies as a tax-free distribution for U.S. federal income tax purposes, except with respect to the distribution of cash in lieu of fractional shares.

        In accordance with the contracts covering the spin-off of Hospira, Abbott has retained liabilities for taxes on income prior to the distribution date, post-employment medical benefits for most of Hospira's retirees and retirement eligible employees, certain liabilities, if any, related to alleged improper pricing practices with respect to Medicaid and Medicare reimbursable products, and the defined benefit retirement plan liabilities and plan assets for most of Hospira's retirees. Hospira, Abbott and their benefit consultants are in the process of determining the amount of these liabilities and will recognize the transfer of these liabilities and assets with a corresponding adjustment to Hospira's equity balance in the second quarter, along with the assumption or incurrence of debt and other adjustments giving effect to the distribution.

        Hospira will purchase certain international operations and assets (net of liabilities) from Abbott over a period of time of up to two years after the distribution date as Hospira establishes its business infrastructure outside the United States and obtains regulatory approval for the transfer of marketing authorizations for Hospira products. Hospira is obligated to purchase those international net assets from Abbott for the net book value of such assets at the time of purchase. As of March 31, 2004, the net book value of such assets was approximately $300 million.

        Hospira and Abbott entered into agreements pursuant to which Hospira and Abbott will provide to the other, on an interim, transitional basis, various services, including, for example, internal audit, treasury administration, employee benefits administration and quality assurance services. The agreed-upon charges for such services are generally intended to allow the servicing party to recover all out-of-pocket costs and expenses and a predetermined profit. The services generally will commence on the distribution date and will terminate no later than 24 months following the distribution date. The receiving party may terminate the provision of such services upon prior written notice.

        Effective as of April 30, 2004, the Company adopted the Hospira 2004 Long-Term Stock Incentive Plan ("Hospira Stock Plan"), the Hospira 401(k) Retirement Savings Plan, the Abbott/Hospira Transitional Annuity Retirement Plan and other employee benefit plans that replicated the previous Abbott plans. The maximum number of shares available for awards under the Hospira Stock Plan is 31 million shares. Management has decided not to replicate the Abbott post-employment medical and dental plan. As noted above, Hospira and its benefit consultants are in the process of determining the related impact, which will be recorded in the second quarter of 2004.

        Certain employees of Abbott who became Hospira employees following the distribution date held stock option awards granted under Abbott incentive stock programs. For those employees who were not retirement eligible at the distribution date, these awards were cancelled and replaced by new awards, issued under the Hospira Stock Plan, based on Hospira's common stock at the time of the spin-off. The new awards maintain both the pre-conversion aggregate intrinsic value of each award and the ratio of the exercise price per share to the market value per share. All other terms of the awards remain the same. A total of 7.5 million options were issued as replacements for the cancelled Abbott options. Hospira employees who were retirement eligible at the time of the distribution retained their Abbott options.

        On May 4, 2004, Hospira's Board of Directors approved a Founders Grant of 8,409,000 options to be awarded under the Hospira Stock Plan to substantially all employees in the United States and certain employees outside the United States with an exercise price of $26.50. These options will vest on November 4, 2004, and have a term of five years, except for grants to corporate officers, which will vest equally over three years and have a term of ten years.

        Each of the outstanding shares of Hospira common stock is accompanied by a preferred stock purchase right. The rights are exercisable if a person or group acquires fifteen percent or more of the outstanding shares of Hospira common stock or announces a tender or exchange offer which would result in ownership of fifteen percent or more of the outstanding shares of Hospira common stock. Following the acquisition of fifteen percent or more of the outstanding shares of Hospira common stock, the holders of the rights, other than the acquiring person or group, may purchase Hospira common stock with a value equal to two times the exercise price of the right. The rights are also exercisable in the event of a merger or other acquisition of Hospira. In this event, the holders of the rights, other than the acquiring person or group, may purchase shares of the acquiring entity with a value equal to two times the exercise price of the right. The rights were not exercisable at April 30, 2004.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Abbott Laboratories

        We have audited the accompanying balance sheets of Hospira, Inc., an operating division of Abbott Laboratories as of December 31, 2003 and 2002 and the related combined statements of earnings, comprehensive income and net investment in Hospira, Inc. and cash flows for the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Hospira at December 31, 2003 and 2002, and the combined results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 11 to the combined financial statements, effective January 1, 2002, Hospira changed its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ Ernst & Young LLP

Chicago, Illinois
March 2, 2004

HOSPIRA, INC.

COMBINED STATEMENT OF EARNINGS, COMPREHENSIVE INCOME
AND NET INVESTMENT IN HOSPIRA, INC.

(DOLLARS IN THOUSANDS)

	Year Ended December 31
	2003	2002	2001
Net Sales	$2,400,228	$2,405,126	$2,366,774
Net Sales to Abbott Laboratories	223,509	197,424	147,647

Total Net Sales	2,623,737	2,602,550	2,514,421

Cost of products sold	1,922,686	1,883,177	1,788,966
Research and development	109,720	87,255	85,748
Selling, general and administrative	230,956	253,921	243,857

Total Operating Cost and Expenses	2,263,362	2,224,353	2,118,571

Operating Earnings	360,375	378,197	395,850
Net foreign exchange (gain) loss	(1,750)	3,442	1,032
Other (income) expense, net	3,004	22,329	5,230

Earnings Before Taxes	359,121	352,426	389,588
Taxes on earnings	98,758	105,728	116,876

Net Earnings	$260,363	$246,698	$272,712

Comprehensive Income, net of tax:
Foreign currency translation adjustments	$43,136	$27,714	$355
Minimum pension liability adjustments, net of taxes of $8,205 and $33,864 in 2003 and 2002, respectively	(11,204)	(59,302)	—
Unrealized gains (losses) on marketable equity securities	2,123	—	3,401
Reclassification adjustments for realized (losses)	—	(3,336)	—

Other comprehensive income (loss)	34,055	(34,924)	3,756
Net Earnings	260,363	246,698	272,712

Comprehensive Income	$294,418	$211,774	$276,468

Supplemental Comprehensive Income Information, net of tax:
Cumulative foreign currency translation adjustments	$(40,904)	$2,232	$29,946
Cumulative minimum pension liability adjustments	70,506	59,302	—
Cumulative unrealized (gains) on marketable equity securities	(2,123)	—	(3,336)
Net Investment in Hospira, Inc.:
Beginning balance	$1,395,341	$1,487,214	$1,484,568
Net Earnings	260,363	246,698	272,712
Net transactions with Abbott	(174,761)	(338,571)	(270,066)

Ending balance	$1,480,943	$1,395,341	$1,487,214

The accompanying notes to combined financial statements are an integral part of this statement.

HOSPIRA, INC.

COMBINED STATEMENT OF CASH FLOWS

(DOLLARS IN THOUSANDS)

	Year Ended December 31
	2003	2002	2001
Cash Flow From (Used in) Operating Activities:
Net earnings	$260,363	$246,698	$272,712
Adjustments to reconcile net earnings to net cash from operating activities—
Depreciation	141,382	129,138	111,118
Amortization of intangibles	4,585	4,584	11,904
Trade receivables	16,780	31,248	(8,195)
Inventories	(94,353)	(34,395)	(11,876)
Prepaid expenses and other assets	24,354	50,910	24,909
Trade accounts payable and other liabilities	(59,306)	38,245	29,733
Other, net	74,307	63,000	52,841

Net Cash From Operating Activities	368,112	529,428	483,146

Cash Flow From (Used in) Investing Activities:
Acquisitions of property and equipment	(196,683)	(190,952)	(200,135)
Net sales (purchases) of equity securities	3,260	—	(13,030)

Net Cash Used in Investing Activities	(193,423)	(190,952)	(213,165)

Net Cash From Operating and Investing Activities	174,689	338,476	269,981
Cash Flow From (Used in) Financing Activities:
Net transactions with Abbott Laboratories	(174,761)	(338,571)	(270,066)
Effect of exchange rate changes on cash and cash equivalents	72	95	85

Net Change in Cash and Cash Equivalents	$—	$—	$—

The accompanying notes to combined financial statements are an integral part of this statement.

HOSPIRA, INC.

COMBINED BALANCE SHEET

(DOLLARS IN THOUSANDS)

	December 31
	2003	2002
Assets
Current Assets:
Trade receivables, less allowances of—2003: $16,876; 2002: $12,268	$315,646	$319,374
Inventories—
Finished products	316,109	254,827
Work in process	124,594	90,485
Materials	168,588	143,545

Total inventories	609,291	488,857
Deferred income taxes	75,834	97,978
Other prepaid expenses and receivables	74,662	76,255

Total Current Assets	1,075,433	982,464

Property and Equipment, at Cost:
Land	27,150	30,426
Buildings	446,265	421,111
Equipment	1,430,834	1,355,228
Construction in progress	104,953	93,847

	2,009,202	1,900,612
Less: accumulated depreciation and amortization	1,153,925	1,067,407

Net Property and Equipment	855,277	833,205
Intangible Assets, net of amortization	5,335	9,920
Goodwill	80,973	80,973
Deferred Income Taxes	127,296	138,936
Other Assets	105,849	108,356

	$2,250,163	$2,153,854

Liabilities and Net Investment in Hospira, Inc.
Current Liabilities:
Trade accounts payable	$105,613	$106,344
Salaries, wages and commissions	62,112	72,155
Other accrued liabilities	191,876	232,157

Total Current Liabilities	359,601	410,656

Post-employment Obligations and Other Long-term Liabilities	437,098	409,391
Commitments and Contingencies
Net investment in Hospira, Inc.	1,480,943	1,395,341
Accumulated other comprehensive loss	(27,479)	(61,534)

	$2,250,163	$2,153,854

The accompanying notes to combined financial statements are an integral part of this statement.

HOSPIRA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

        Abbott Laboratories (Abbott) has announced a plan to create a separate publicly traded company for its existing core hospital products business. The new company, Hospira, Inc. (Hospira) will include the operations relating to the manufacture and sale of hospital products including specialty injectable pharmaceuticals, medication delivery systems and injectable pharmaceutical contract manufacturing. Hospira will include most of Abbott's Hospital Products segment and a portion of Abbott's International segment. References to the historical assets, liabilities, products, businesses or activities of Hospira are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the business as it was conducted as part of Abbott prior to the distribution.

        Hospira was incorporated in Delaware as a wholly owned subsidiary of Abbott Laboratories on September 16, 2003. On that date, 100 shares of the common stock of Hospira, par value $0.01 per share, were issued, authorized and outstanding. Abbott has announced that it intends to distribute all of the shares of Hospira in a tax-free distribution (the distribution). The distribution is subject to certain conditions, including receipt of a favorable U.S. tax ruling, which has been received. Hospira will purchase certain operations and assets (net of liabilities) from Abbott outside the United States after the distribution date when Hospira has established its business infrastructure outside the United States and the transfer of the marketing authorizations for Hospira products has been approved by applicable regulatory authorities. During the period commencing on the distribution date and ending on the date when legal title to these operations and assets is transferred to Hospira, these assets will be used in the conduct of Hospira's international business and Hospira will be subject to the risks and entitled to the benefits generated by the assets. On the date of distribution, Abbott will distribute all of the shares of Hospira common stock to Abbott's shareholders.

        Hospira expects to adopt a rights agreement prior to completion of the distribution. The delivery of a share of Hospira common stock in connection with the distribution also will constitute the delivery of the preferred stock purchase rights associated with such share. These rights may have anti-takeover effects that may deter a potential acquirer from making a takeover proposal or a tender offer.

        In connection with the distribution, Hospira and Abbott expect to enter into a series of agreements, including the Separation and Distribution Agreement, the Employee Benefits Agreement, Transition Services Agreements, the International Commercial Operations Agreement, the Transition Marketing and Distribution Services Agreements and the Tax Sharing Agreement, which are intended to govern the ongoing relationship between the two companies.

        The accompanying combined financial statements reflect the combined historical results of operations, financial position and cash flows of Hospira. All significant intercompany transactions and accounts have been eliminated. The accounts of certain foreign subsidiaries are consolidated as of November 30, due to the time needed to consolidate these subsidiaries. No events occurred related to these foreign subsidiaries in December 2003, 2002 and 2001 that materially affected the financial position or results of operations. Historical cost basis of assets and liabilities has been reflected in these financial statements. Management believes that the assumptions underlying the combined financial statements are reasonable. However, the financial information in these financial statements does not include all the expenses that would have been incurred had Hospira been a separate, stand-alone entity and does not reflect Hospira's results of operations, financial position and cash flows had Hospira been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among all the various units comprising Hospira, Abbott's Net Investment in Hospira, Inc. is shown in lieu of stockholders' equity in the combined financial statements.

Note 2—Summary of Significant Accounting Policies

        CONCENTRATION OF RISK—Due to the nature of its operations, Hospira is not subject to significant concentration risks relating to products or geographic locations, except that four wholesalers account for approximately 50% of domestic trade receivables before the reduction for wholesaler chargeback rebates as discussed in Note 3. No customer accounted for more than 10% of net sales (gross sales less reductions for wholesaler chargeback rebates, cash discounts and other allowances). Sales related to group purchasing organization contracts amounted to $1.2 billion in 2003.

        CONTINGENCIES AND GUARANTEES—In connection with the distribution, Hospira will indemnify Abbott for all liabilities resulting from the operations of Hospira's business other than income tax liabilities with respect to periods prior to the distribution date and other liabilities as agreed to by Hospira and Abbott.

        Hospira has no material exposures to off-balance sheet arrangements; no special purpose entities; nor activities that include non-exchange-traded contracts accounted for at fair value. Hospira has periodically entered into agreements in the ordinary course of business, such as assignment of product rights to other companies, which has resulted in Hospira becoming secondarily liable for obligations for which Hospira was previously primarily liable. Since Hospira no longer maintains a business relationship with the other parties, Hospira is unable to develop an estimate of the maximum potential amount of future payments under these obligations. Based upon past experience, the likelihood of payments having to be made under these agreements is remote. Product warranties are not significant.

        USE OF ESTIMATES—The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for sales rebates, inventory and accounts receivable exposures, income tax liabilities, pension and other post-employment benefits and loss contingencies.

        INCOME TAXES—Income taxes are provided on a separate-return basis and Abbott will indemnify Hospira for tax liabilities arising prior to the distribution date. Deferred income taxes are provided for the tax effect of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at the enacted statutory rate to be in effect when the taxes are paid. U.S. income taxes are provided on those earnings of foreign subsidiaries that are intended to be remitted to the parent company. Deferred income taxes are not provided on undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment.

        PENSION AND POST-EMPLOYMENT BENEFITS—Hospira accrues for the actuarially determined cost of pension and post-employment benefits over the service attribution periods of the employees. With the assistance of outside actuaries, Hospira must develop long-term assumptions, the most significant of which are the health care costs trend rate, discount rate and the expected return on plan assets. Differences between the expected return on plan assets and the actual return are amortized over a five-year period.

        INVENTORIES—Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs.

        PROPERTY AND EQUIPMENT—Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Buildings	10 to 50 years (average 27 years	)
Equipment	3 to 20 years (average 11 years	)
Instruments placed with customers	5 to 7 years (average 6 years	)

        Instruments placed with customers are primarily medication management systems leased to customers that are accounted for as operating leases.

        INVESTMENT SECURITIES—Hospira reviews the carrying value of investments in equity securities each quarter to determine whether an other than temporary decline in market value exists. Hospira considers factors affecting the investee, factors affecting the industry the investee operates in, and general equity market trends. Hospira considers the length of time an investment's market value has been below carrying value and the near-term prospects for recovery to carrying value. When Hospira determines that an other than temporary decline has occurred, the investment is written down with a charge to Other (income) expense, net.

        LITIGATION—Hospira accounts for litigation losses in accordance with Statement of Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." Under SFAS No. 5, loss contingencies provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. Provisions are made for the portions of probable losses that are not covered by product liability insurance.

        TRANSLATION ADJUSTMENTS—For foreign operations in highly inflationary economies, translation gains and losses are included in net foreign exchange (gain) loss. For remaining foreign operations, translation adjustments are included as a component of Accumulated other comprehensive loss.

        REVENUE RECOGNITION—Hospira's revenue is primarily from product sales. Product sales revenue is recognized upon passage of title and risk of loss to customers (when product is delivered to common carrier for shipment to domestic customers). The injectable pharmaceutical contract manufacturing business involves filling customers' active pharmaceutical ingredient (API) into delivery systems. Under these arrangements, customers' API is often consigned to Hospira, and Hospira is then liable for loss due to physical damage. For these arrangements, Hospira records revenue for the materials and labor provided by Hospira, plus a profit, upon shipment of product to the customer. Injectable pharmaceutical contract manufacturing revenues are approximately 6% of combined net sales.

        Provisions for discounts, rebates, chargebacks and sales incentives to customers, and returns and other adjustments are provided for as a reduction in gross sales in the period the related sales are recorded. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales. Sales of product rights are recorded as revenue upon disposition of the rights and are not significant. Sales incentives to customers are not material.

        RESEARCH AND DEVELOPMENT COSTS—Internal research and development costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved. Revenue from third-party research and development is recorded upon completion of all obligations under the contract and is not significant.

        STOCK-BASED COMPENSATION—Hospira measures compensation cost using the intrinsic value-based method of accounting for stock options and replacement stock options granted to employees.

Note 3—Supplemental Financial Information (dollars in thousands)

	2003	2002
Other Long-term Assets:
Investment Securities(a)	$16,684	$14,466
All other	89,165	93,890

Total	$105,849	$108,356

(a)
At December 31, 2003 the fair value of each investment security exceeded its respective carrying amount.

	2003	2002
Other Accrued Liabilities:
Accrued rebates(b)	$72,677	$83,717
All other	119,199	148,440

Total	$191,876	$232,157

(b)
Wholesaler chargeback rebates of $72,200 and $75,800 at December 31, 2003 and 2002, respectively, are netted in trade receivables. Accrued wholesaler chargeback rebates are netted in trade receivables because Hospira's customers are invoiced at a higher catalog price but only remits the contract price for the products.

	2003	2002
Post-employment Obligations and Other Long-term Liabilities:
Accrued post-employment medical and dental costs	$263,279	$252,300
Minimum pension liability adjustments	118,625	99,812
All other	55,194	57,279

Total	$437,098	$409,391

	2003	2002	2001
Other (Income) Expense, net:
Other than temporary declines in market value of equity securities	$—	$16,949	$—
All other	3,004	5,380	5,230

Total	$3,004	$22,329	$5,230

Note 4—Financial Instruments and Derivatives

        Hospira accounts for derivatives in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Hospira has participated in Abbott's management of foreign currency exposures. As part of Abbott's strategy, certain foreign subsidiaries entered into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. In addition, Abbott entered into foreign currency forward exchange contracts to manage currency exposures for foreign currency denominated third-party trade payables and receivables where the receivable or payable is denominated in a currency other than the functional currency of the entity. Net expense and the notional value of foreign currency forward exchange contracts allocated to Hospira were not material.

        The carrying values of Hospira's financial instruments approximate their estimated fair values. Fair value is the quoted market price of the instrument held or the quoted market price of a similar instrument. The counter parties to financial instruments consist of select major international financial institutions. Hospira does not expect any losses from nonperformance by these counter parties.

Note 5—Post-Employment Benefits (dollars in thousands)

        Hospira's employees participate in Abbott's retirement plans that consist of defined benefit, defined contribution, and medical and dental plans.

        Information for Hospira's major defined benefits and post-employment medical and dental benefits is as follows:

	Defined Benefit Plans			Medical and Dental Plans
	2003	2002	2001	2003	2002	2001
Projected benefit obligations, January 1	$790,098	$684,751	$620,240	$406,761	$316,238	$248,518
Service cost—benefits earned during the year	34,364	31,584	28,300	10,860	9,846	8,498
Interest cost on projected benefit obligations	50,143	48,070	44,676	20,969	23,646	20,088
Losses (gain), primarily changes in discount and medical trend rates, plan design changes, and differences between actual and estimated health care costs	41,186	51,393	19,819	(48,029)	77,164	54,341
Benefits paid	(32,897)	(33,611)	(29,106)	(18,022)	(20,133)	(15,207)
Other, primarily foreign currency translation	14,752	7,911	822	—	—	—

Projected benefit obligations, December 31	$897,646	$790,098	$684,751	$372,539	$406,761	$316,238

	Defined Benefit Plans			Medical and Dental Plans
	2003	2002	2001	2003	2002	2001
Plans' assets at fair value, January 1, principally listed securities	$544,339	$607,630	$698,954	$—	$98	$11,759
Actual return on plans' assets	63,200	(65,496)	(57,685)	791	888	2,312
Company contributions	57,969	29,630	338	17,231	19,147	1,234
Benefits paid	(32,897)	(33,611)	(29,106)	(18,022)	(20,133)	(15,207)
Other, primarily foreign currency translation	15,927	6,186	(4,871)	—	—	—

Plans' assets at fair value, December 31	$648,538	$544,339	$607,630	$—	$—	$98

Projected benefit obligations greater than plans' assets, December 31	$(249,109)	$(245,759)	$(77,121)	$(372,539)	$(406,761)	$(316,140)
Unrecognized actuarial losses, net	298,721	253,047	70,507	192,444	165,628	86,400
Unrecognized prior service cost	7,095	7,579	7,586	(103,917)	(27,271)	(21,115)
Unrecognized transition obligation	(399)	(660)	(986)	—	—	—

Net (accrued) prepaid benefit cost	$56,308	$14,207	$(14)	$(284,012)	$(268,404)	$(250,855)

Accrued benefit cost	$(92,565)	$(111,099)	$(23,200)	$(284,012)	$(268,404)	$(250,855)
Prepaid benefit cost	30,248	25,494	23,186	—	—	—
Intangible assets	6,050	6,646	—	—	—	—
Accumulated other comprehensive loss	112,575	93,166	—	—	—	—

Net (accrued) prepaid benefit cost	$56,308	$14,207	$(14)	$(284,012)	$(268,404)	$(250,855)

Service cost—benefits earned during the year	$34,364	$31,584	$28,300	$10,860	$9,846	$8,498
Interest cost on projected benefit obligations	50,143	48,070	44,676	20,969	23,646	20,088
Expected return on plans' assets	(64,435)	(65,698)	(63,377)	—	—	(652)
Net amortization	332	587	(444)	1,801	3,204	776

Net cost	$20,404	$14,543	$9,155	$33,630	$36,696	$28,710

        The accumulated benefit obligations for all defined benefit pension plans was approximately $709,600 and $627,500 at December 31, 2003 and 2002, respectively. In 2003 and 2002, Hospira recorded minimum pension liability adjustments of $18,813 and $99,812, respectively because the accumulated benefit obligations for certain domestic and international defined benefit plans exceeded the market value of the plans' assets. This resulted in charges to Accumulated other comprehensive loss of $11,204 in 2003 and $59,302 in 2002, net of taxes. For plans where the accumulated benefit obligations exceeded plan assets at December 31, 2003 and 2002, the aggregate accumulated benefit obligations were $643,600 and $602,200 respectively, the projected benefit obligations were $812,000 and $759,900, respectively and the aggregate plan assets were $551,500 and $497,000, respectively. The weighted average discount rate used at December 31, 2003 for determining the accumulated benefit obligations for defined benefit plans whose accumulated benefit obligations were in excess of plan assets was 6.0%. A one-percentage point reduction in the discount rate at December 31, 2003 would result in an increase in the minimum pension liability adjustments and an increase in the charge to Accumulated other comprehensive loss of approximately $109,000 and $68,000, respectively.

        The weighted average assumptions used to determine benefit obligations for defined benefit plans and medical and dental plans as of December 31, the measurement date for the plans, are as follows:

	2003	2002	2001
Discount rate	6.0%	6.7%	7.2%
Expected aggregate average long-term change in compensation	4.4%	4.5%	5.0%

        The weighted average assumptions used to determine net cost for defined benefit plans and medical and dental plans for 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Discount rate	6.7%	7.2%	7.4%
Expected return on plan assets	8.7%	9.3%	9.4%
Expected aggregate average long-term change in compensation	4.5%	5.0%	5.0%

        The assumed health care cost trend rates for medical and dental plans at December 31 were as follows:

	2003	2002	2001
Health care cost trend rate assumed for the next year	8%	9%	5%
Rate that the cost trend rate gradually declines to	5%	5%	5%
Year that rate reaches the assumed ultimate rate	2007	2007	2001

        A one-percentage point increase/(decrease) in the assumed health care cost trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2003, by $56,984/$(42,738), and the total of the service and interest cost components of net post-employment health care cost for the year then ended by approximately $6,427/$(5,077).

        On December 8, 2003, the President of the United States signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Among the provisions of the Act is a provision granting a subsidy to sponsors of retirement medical plans with prescription drug coverage when the benefit is at least actuarially equivalent to the Medicare Part D benefit. The Financial Accounting Standards Board has not issued final rules specifying how sponsors should account for this subsidy. Hospira has not estimated the expected favorable impact of the legislation on its retiree medical obligations or costs, and therefore has not reflected any effect of the legislation in the financial statements. The final rules, when issued by the Financial Accounting Standards Board, could require companies, including Hospira, to retroactively change amounts included in the accompanying consolidated financial statements.

        The weighted average asset allocation for Hospira's U.S. defined benefit plans by asset category are as follows:

	2003	2002	2001
Asset Category—
Equity Securities	69%	62%	64%
Debt Securities	31	38	36

Total	100%	100%	100%

        The investment mix between equity securities and fixed income securities is based upon achieving a desired return, balancing higher return, more volatile equity securities, and lower return, less volatile fixed income securities. In addition, the mix between equity securities and fixed income securities is consistent with the long-term nature of the plans' benefit obligations. The domestic defined benefit plans are invested in diversified portfolios of public-market equity and fixed income securities. Investment allocations are made across a range of markets, industry sectors, capitalization sizes, and, in the case of fixed income securities, maturities and credit quality. The plans hold no securities of Abbott.

        The plans' expected return on assets, as shown above, is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

        Hospira funds its domestic pension plans according to IRS funding limitations. In 2003 and 2002, $45,000 and $26,000, respectively, was funded to the main domestic pension plan. Hospira expects to contribute between $58,000 and $70,000 to its main domestic defined benefit plan in 2004.

        Hospira's employees also participate in the Abbott Stock Retirement Plan that is Abbott's principal defined contribution plan. Hospira's contributions to this plan were $24,600 in 2003, $23,500 in 2002, and $20,800 in 2001.

        Hospira provides certain other post-employment benefits, primarily salary continuation plans, to qualifying domestic employees, and accrues for the related cost over the service lives of the employees.

        After the distribution date, Abbott will retain the majority of the liabilities for Hospira domestic employees associated with the post-employment medical and dental plans and Abbott will retain a majority of the defined benefit plan liabilities and assets of Hospira domestic employees who were retired at the time of the distribution. After the distribution date, Abbott will transfer to Hospira the defined benefit plan liabilities and assets of Hospira's active domestic employees.

Note 6—Taxes on Earnings (dollars in thousands)

        Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. U.S. income taxes are provided on those earnings of foreign subsidiaries that are intended to be remitted to the parent company. Deferred income taxes are not provided on undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment. It is not practicable to determine the amount of deferred income taxes not provided on these earnings.

        Earnings before taxes, and the related provisions for taxes on earnings, were as follows:

	2003	2002	2001
Earnings Before Taxes
Domestic	$237,388	$268,059	$268,258
Foreign	121,733	84,367	121,330

Total	$359,121	$352,426	$389,588

Taxes on Earnings
Current:
U.S. Federal and Possessions	$42,102	$106,081	$84,250
State	8,789	9,942	10,042
Foreign	5,878	1,831	7,349

Total current	56,769	117,854	101,641

Deferred:
Domestic	42,691	(12,356)	6,105
Foreign	(702)	230	9,130

Total deferred	41,989	(12,126)	15,235

Total	$98,758	$105,728	$116,876

        The income tax provision was calculated on a separate-return basis while the actual tax payments were made on a combined return-filing basis by Abbott.

        Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

	2003	2002	2001
Statutory tax rate	35.0%	35.0%	35.0%
Benefit of tax exemptions in Costa Rica and the Dominican Republic	(8.5)	(7.4)	(5.9)
State taxes, net of federal benefit	1.6	1.8	1.7
All other, net	(0.6)	0.6	(0.8)

Effective tax rate	27.5%	30.0%	30.0%

        As of December 31, 2003 and 2002 total deferred tax assets were $289,541 and $295,279, respectively, and total deferred tax liabilities were $86,411 and $58,365, respectively. Valuation allowances for deferred tax assets were not significant. The temporary differences that give rise to deferred tax assets and liabilities were as follows:

	2003	2002
Compensation and employee benefits	$152,331	$154,464
Trade receivable reserves	45,223	53,225
Inventory reserves	21,530	19,821
State income taxes	13,283	15,519
Depreciation	(34,443)	(28,012)
Other, primarily other accruals and reserves not currently deductible	5,206	21,897

Total	$203,130	$236,914

Note 7—Segment and Geographic Area Information (dollars in millions)

        Revenue Segments—Hospira's principal business is the development, manufacture and sale of a broad line of hospital products including specialty injectable pharmaceuticals, medication delivery systems and injectable pharmaceutical contract manufacturing. Hospira has two reportable segments: domestic and international.

        Hospira's underlying accounting records are maintained on a legal entity basis for government and public reporting requirements. Segment disclosures are on a performance basis consistent with internal management reporting. Intersegment transfers of inventory are recorded at standard cost and are not a measure of segment operating earnings. The cost of some corporate functions and the cost of certain employee benefits are sold to segments at predetermined rates that approximate cost. Remaining costs, if any, are not allocated. Intangible assets and related amortization from business acquisitions are not allocated to segments. The operating results and assets of the manufacturing facilities in the Dominican Republic and Costa Rica are included in the domestic segment. The following segment information has been prepared in accordance with the internal accounting policies of Hospira, as described above, and are not presented in accordance with generally accepted accounting principles applied to the combined financial statements.

	Net Sales to External Customers			Operating Earnings			Depreciation and Amortization			Additions to Long-Term Assets		Total Assets
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2003	2002
Domestic	$2,221	$2,217	$2,102	$329	$346	$354	$118	$108	$97	$167	$181	$1,593	$1,550
International	405	386	393	66	69	98	19	16	11	35	30	361	304

Total Reportable Segments	2,626	2,603	2,495	$395	$415	$452	$137	$124	$108	$202	$211	$1,954	$1,854

Other	(2)	—	19

Net Sales	$2,624	$2,603	$2,514

	2003	2002	2001
Total Reportable Segment Operating Earnings	$395	$415	$452
Corporate functions	15	14	8
Benefit plans costs	19	10	16
Other, net(a)	2	39	38

Combined Earnings Before Taxes	$359	$352	$390

(a)
2002 includes charges of $17 for other than temporary declines in the market value of equity securities and 2001 includes charges of $36 for restructuring plans.

	2003	2002
Total Reportable Segment Assets	$1,954	$1,854
Goodwill and net intangible assets	86	91
Deferred income taxes	203	237
All other, net	7	(28)

Total Assets	$2,250	$2,154

        Net sales in the United States account for approximately 85% of combined net sales and domestic long-term assets account for approximately 90% of combined long-term assets.

Note 8—Restructuring Plan (dollars in millions)

        In 2001, Hospira announced that it was closing one of its manufacturing operations and relocating production to other facilities. The following summarizes the restructuring activity:

	Employee-Related And Other	Asset Impairments	Total
Restructuring charges	$24	$12	$36
2001 Impairments	—	(12)	(12)

Accrued balance at December 31, 2001	24	—	24
Change in estimate	(4)	—	(4)
2002 Payments and impairments	(14)	—	(14)

Accrued balance at December 31, 2002	6	—	6
2003 Payments	(4)	—	(4)

Accrued balance at December 31, 2003	$2	$—	$2

        Employee-related costs are primarily severance pay, relocation of employees and outplacement services. The restructuring resulted in the elimination of approximately 1,000 manufacturing positions.

Note 9—Litigation

        Abbott is involved in various claims and legal proceedings, including product liability claims and proceedings, for which Hospira will be required to indemnify Abbott.

        Hospira's product liability claim exposures are evaluated each reporting period and an estimated loss is recorded. At December 31, 2003, Hospira recorded reserves of approximately $2 million. These reserves were not subject to insurance coverage. Hospira's reserves are the best estimate of loss, as defined by Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies."

        Various state and federal agencies are conducting industry-wide investigations into allegedly improper pricing practices with respect to Medicaid and Medicare reimbursable products, including practices related to average wholesale price. Hospira is cooperating with these investigations. There are also a number of cases brought by individuals or entities that allege generally that numerous pharmaceutical companies including Abbott reported false or misleading pricing information in connection with federal, state and private reimbursement for certain drugs. Many of the products involved in these cases are Hospira products. The outcome of these investigations and litigation could include the imposition of fines, penalties and injunctive or administrative remedies. Based upon information that is currently available, management believes that the likelihood of a material loss is remote. In accordance with SFAS No. 5, no loss reserves have been recorded for these exposures. Abbott will indemnify Hospira for any losses that result from these cases and investigations only to the extent any such losses both relate to the sale of Hospira's products prior to the distribution date and relate to existing allegations made in such pending and future cases and investigations. Hospira will assume any other losses that may result from these cases and investigations.

        Within the next year, legal proceedings may occur that may result in a change in the estimated reserves recorded by Hospira. It is not feasible to predict the outcome of such proceedings with certainty and there can be no assurance that their ultimate disposition will not have a material adverse effect on Hospira's financial position, cash flows, or results of operations.

Note 10—Incentive Stock Program

        Certain employees of Abbott who will be Hospira employees following the distribution date hold stock option awards granted under Abbott's 1991 and 1996 Incentive Stock Programs. For employees who are not retirement eligible at the distribution date, these awards are expected to be cancelled and replaced by new awards based on Hospira's common stock at the time of the spin-off, except in certain foreign jurisdictions where applicable laws, rules or regulations make it inadvisable to do. The new awards will maintain both the pre-conversion aggregate intrinsic value of each award and the ratio of the exercise price per share to the market value per share.

        Abbott's 1991 and 1996 Incentive Stock Programs authorize the granting of stock options, replacement stock options, stock appreciation rights, limited stock appreciation rights, restricted stock awards, performance units and foreign qualified benefits. Stock options, replacement stock options and restricted stock awards comprise the majority of benefits that have been granted and are currently outstanding under this program and prior programs. The purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant, and the maximum term of an option is 10 years. Options granted in 2003, 2002 and 2001 vest equally over three years except for replacement options, which generally vest in six months. When an employee tenders mature shares upon exercise of a stock option, a replacement stock option is granted equal to the amount of shares tendered. Replacement options are granted at the then current market price for a term that expires on the date of the underlying option grant. Upon a change in control of Abbott, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards are deemed satisfied. The expected spin-off of Hospira by Abbott will not be a change in control under the Abbott 1991 and 1996 Incentive Stock Programs.

        The following tables summarizes option activity and outstanding balances under the 1991 and 1996 Abbott Incentive Stock Programs for all Hospira employees whether or not their options will be replaced by Hospira options at the distribution date:

	Options Outstanding		Exercisable Options
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
January 1, 2001	5,679,710	$32.72
Granted	1,958,851	48.67
Exercised	(710,217)	27.07
Lapsed	(100,881)	42.58

December 31, 2001	6,827,463	37.74	3,791,138	$32.70

Granted	2,407,263	54.89
Exercised	(799,271)	27.27
Lapsed	(95,845)	48.22

December 31, 2002	8,339,610	43.57	4,649,471	37.91

Granted	2,762,155	37.56
Exercised	(704,270)	28.43
Lapsed	(243,038)	47.58

December 31, 2003	10,154,457	$42.89	5,841,389	$42.05

	Options Outstanding at December 31, 2003			Exercisable Options at December 31, 2003
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$12 to $38	4,478,129	6.6	$33.41	2,349,386	$31.62
39 to 49	3,381,912	6.9	46.26	2,477,551	46.35
50 to 58	2,294,416	8.0	56.42	1,014,452	55.74

$12 to $58	10,154,457	7.0	$42.89	5,841,389	$42.05

        Hospira measures compensation cost using the intrinsic value-based method of accounting for stock options and replacement options granted to employees. Had compensation cost attributable to awards granted to employees of Hospira while at Abbott been determined using the fair value-based accounting method, pro forma net income would have been as follows (dollars in millions):

	2003	2002	2001
Net income, as reported	$260	$247	$273
Compensation cost under fair value-based accounting method, net of taxes	22	20	14

Net income, pro forma	$238	$227	$259

        The weighted average fair value of options granted in 2003, 2002 and 2001 was $8.73, $16.47, and $13.31, respectively. For purposes of fair value disclosures, the fair value of an option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Risk-Free Interest Rate	2.7%	4.5%	4.9%
Average Life of Options (years)	5.4	5.4	5.4
Volatility	32.0%	28.0%	27.0%
Dividend Yield	2.8%	1.6%	2.0%

Note 11—Goodwill and Intangible Assets (dollars in millions)

        Effective with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life. Goodwill is subject to at least an annual assessment of impairment by applying a fair-value-based test. Hospira completed its initial assessment of goodwill impairment in the second quarter 2002, and its annual assessment in the third quarter 2003, which resulted in no impairment charges. Hospira assesses goodwill impairment in the third quarter of each year. The goodwill allocated to Hospira is based on the goodwill remaining in Abbott's Hospital Products segment after its reorganization on January 1, 2004. Pro forma net income as if goodwill and certain intangibles were not subject to amortization would have been increased by approximately $5 for the year ended December 31, 2001.

        The gross amount of intangible assets, primarily product rights, was $25 at December 31, 2003 and 2002, and accumulated amortization was $20 and $15, respectively. Estimated annual amortization for intangible assets is $4 for 2004 and $1 for 2005.

Note 12—Related Party Transactions (dollars in millions)

        Abbott provides Hospira certain services, which include administration of treasury, insurance, payroll, employee compensation and benefits, travel and meeting services, public and investor relations, real estate services, internal audit, telecommunications, computing services, corporate income tax and selected legal services. Some of these services will be provided to Hospira on a temporary basis after the distribution date. The financial information in these combined financial statements does not include all the expenses that would have been incurred had Hospira been a separate, stand-alone entity. As such, the financial information herein does not reflect the combined financial position, results of operations and cash flows of Hospira in the future or what they would have been had Hospira been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses to Hospira are reasonable. The allocation methods include relative sales, headcount, square footage and number of transactions. These services accounted for a total expense of $7.4, $4.9 and $2.0 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Each of Abbott and Hospira has provided manufacturing services to the other, and certain of these arrangements will continue after the distribution date. Under Abbott's and Hospira's internal reporting practices, these services were provided at cost to the purchasing entity. Sales to Abbott amounted to $224, $197 and $148 for 2003, 2002 and 2001, respectively. Annual product purchases from Abbott are approximately $80.

Note 13—Leases (dollars in millions)

        Hospira leases office space, warehouses, manufacturing and research and development facilities and transportation equipment from both third parties and from Abbott under capital and operating leases. Capital leases are not material. Future minimum payments, including those to Abbott, under non-cancelable leases are approximately $31 in 2004; $25 in 2005; $21 in 2006; $17 in 2007 and 2008 and $45 thereafter. Future minimum payments to only Abbott under non-cancelable leases are approximately $18 in 2004 and 2005; approximately $13 in 2006, 2007 and 2008; and $28 thereafter.

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TABLE OF CONTENTS
IMPORTANT NOTICE TO READERS
SUMMARY
Summary of the Exchange Offer
Consequences of Not Exchanging Old Notes
Summary Description of the New Notes
The Notes
Risk Factors
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
THE EXCHANGE OFFER
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Combined Statement of Earnings for the Year Ended December 31, 2003 (Dollars and Shares in Millions, Except Per Share Amounts)
Unaudited Pro Forma Combined Statement of Earnings for the Three Months Ended March 31, 2004 (Dollars and Shares in Millions, Except Per Share Amounts)
Unaudited Pro Forma Combined Balance Sheet as of March 31, 2004 (Dollars in Millions)
Notes to Unaudited Pro Forma Combined Financial Statements
RATIO OF EARNINGS TO FIXED CHARGES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SUMMARY COMPENSATION TABLE
OPTION/SAR GRANTS IN LAST FISCAL YEAR
AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE NOTES
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
HOSPIRA, INC. INDEX TO FINANCIAL STATEMENTS
HOSPIRA, INC. CONDENSED COMBINED STATEMENTS OF EARNINGS (UNAUDITED) (DOLLARS IN THOUSANDS)
HOSPIRA, INC. CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED) (DOLLARS IN THOUSANDS)
HOSPIRA, INC. CONDENSED COMBINED BALANCE SHEETS (UNAUDITED) (DOLLARS IN THOUSANDS)
HOSPIRA, INC. NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)
Report of Independent Public Accountants
HOSPIRA, INC. COMBINED STATEMENT OF EARNINGS, COMPREHENSIVE INCOME AND NET INVESTMENT IN HOSPIRA, INC. (DOLLARS IN THOUSANDS)
HOSPIRA, INC. COMBINED STATEMENT OF CASH FLOWS (DOLLARS IN THOUSANDS)
HOSPIRA, INC. COMBINED BALANCE SHEET (DOLLARS IN THOUSANDS)
HOSPIRA, INC. NOTES TO COMBINED FINANCIAL STATEMENTS